Redwood Trust, Inc.

2001 Annual Report



continuity

Redwood Trust, Inc. is a real estate finance company. We provide financing to the high-quality U.S. jumbo residential mortgage loan market by acquiring loans from mortgage origination companies and by credit-enhancing loans that will be financed through securitization. We also acquire and own other types of real estate loans and securities.

We distribute to our shareholders as dividends the mortgage payments we receive from our real estate loans and securities, less interest expenses and operating costs.

Redwood Trust is headquartered in Mill Valley, California, and our stock is publicly traded on the New York Stock Exchange under the ticker symbol RWT. We can be found on the Internet at www.redwoodtrust.com.

Sometimes, all we ask for in life is a little familiarity.
For the comfort of knowing that we can
depend on certain things.

During one such time, in 2001,
Redwood Trust continued to deliver the steady and
increasing dividends our shareholders have come to expect.

Fellow shareholders,

We are pleased to report to you that 2001 was another successful year for Redwood Trust. We surpassed our previous record high levels for earnings per share, and we were able to keep our regular dividend rate on a steady and rising course.

While we are happy with these results, we are even more pleased that we have built an increasingly efficient company with a stronger competitive position in our core markets. Success in these efforts should help produce attractive results for shareholders for many years.

The home of stability.
Americans have always placed the highest value on home and family, and on the communities they form.

In 2001, a year unlike any in recent memory, these values took on even deeper importance. America experienced a climate of multiple uncertainties in the face of war and recession. Yet, the market for home ownership continued to grow. In times like these, the dream of owning a home and raising children in solid communities becomes even more central to our thoughts and actions.

At Redwood Trust, we have a special role in the American dream, financing high quality residential mortgage loans all across the U.S. The loans we own and credit-enhance are secured by the real value of residential real estate: the homes in which Americans live, in the neighborhoods they create.

Managing for consistency.

The success of Redwood Trust is largely the result of a well-defined objective: securing dividends for our shareholders from the most reliable source of cash flows in the United States – residential mortgage loans. To accomplish this, we purchase and credit-enhance only high-quality residential loans from the top mortgage origination companies and banks in the country, including Bank of America, Washington Mutual, Wells Fargo, and Citicorp.

We acquire our loans using our shareholders' capital as well as funds raised through issuing mortgage-backed securities into the world's capital markets. Our activities ensure a continuous flow of funds to mortgage lenders, making mortgage credit widely available at the lowest possible rates.

We are proud of the quality of the loans we put on our balance sheet. Our overall credit statistics are generally superior to those of other companies that own large residential mortgage loan portfolios such as Fannie Mae, Freddie Mac, and the large banks and savings and loans. Our loan portfolios showed their strength throughout 2001, with very low delinquency rates and negligible credit losses.

The values of success.

At Redwood Trust, we believe that our sharply defined market focus, our status as a real estate investment trust (REIT) that is neither regulated nor taxed, and our lean corporate structure all contribute significantly to our ongoing success.

We remain deeply committed to the core values we articulated back in 1994, when we started the business. Our commitment to these values has been the foundation for our success, and is the basis for our future:

- We lend to high-quality borrowers.
- We keep our balance sheet strong, because we cannot predict the future and we need to be prepared for what might come.
- We ask for new capital from our shareholders only when we believe we have exceptional opportunities in our business that should lead us to higher levels of earnings and dividends per share.
- We are open and honest in our communications and we follow high-quality accounting practices.
- We invest for the long-term.

The power of positive numbers.

Our competitive strength in our core business – high-quality jumbo residential mortgage loans – is growing as we increase our market share and improve operating efficiencies. Evidence of these improvements was visible in 2001.

Core earnings per share were $3.05 in 2001, an increase of 47 percent over the $2.08 per share we earned in 2000. Core earnings equal GAAP earnings excluding mark-to-market adjustments and non-recurring items.

Common stock dividends rose in each quarter in 2001. We increased our regular common stock dividend rate from $0.50 per share in the first quarter to $0.60 per share in the fourth quarter. These dividend increases were driven by our success in improving the sustainable level of cash flow per share that the company can generate in the long run. In addition, we paid special dividends in the third and fourth quarters, reflecting exceptional profits in 2001. For the year, regular and special common stock dividends totaled $2.55 per share.

Looking ahead.

We are committed to building long-term wealth for our shareholders. We believe in this company and its business model – the vast majority of the net worth of our senior management team is tied to Redwood Trust – and we want our investors to share that same confidence.

In 2002, we believe we will see healthy volumes of newly created mortgages by our primary customers – the large mortgage origination companies – and a continued supply of attractive acquisition opportunities. Within our portfolios, we believe credit results will remain favorable.

Some challenges may come our way, perhaps in the form of rising interest rates or increased competition. We are prepared, and we do not expect any such challenges to deter us from our business development plans or to impact our ability to pay a steady and attractive dividend.

Our primary efforts in 2002 will be focused on increasing Redwood's capacity to generate even higher levels of cash flow and dividends per share in the future.

On behalf of the management and staff of Redwood Trust, we would like to thank you for your ongoing support, and look forward to your continued participation as a member of the Redwood Trust family.

Sincerely,

George E. Bull, III
Chairman and Chief Executive Officer

Douglas B. Hansen
President

financial highlights

Core Earnings / Share


$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
Q
1 2 3 4
2000
Q
1 2 3 4
2001

Regular Dividends / Share


$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
Q
1 2 3 4
2000
Q
1 2 3 4
2001


Book Value / Share
$24
$20
$16
$12
$8
$4
Q
1 2 3 4
2000
Q
1 2 3 4
2001


Annualized Return on Equity
(core earnings)
16%
12%
8%
4%
Q
1 2 3 4
2000
Q
1 2 3 4
2001



It's a community that we

– and our shareholders –

are glad to be a part of.

community

The desire for community – for single-family homes in good neighborhoods – remains the American dream. And in 2001, it was a healthy dream indeed.

Housing prices have remained stable throughout the country, reflecting an ongoing need for high-quality homes in virtually every region. These are the homes of successful families; families that measure their quality of life in large part by the quality of their neighborhoods.

The prosperity of highly creditworthy homeowners is the bedrock of Redwood Trust: their monthly mortgage payments are our revenues. When these homeowners improve their houses, they improve their neighborhoods; when they improve their neighborhoods, they improve the quality of the loans we hold on our books.

capacity

Redwood Trust has, over the past few years, significantly expanded its presence in the residential real estate lending market. This is a market that is currently estimated at $1.2 trillion, and is expected to continue growing at a rate of 6 to 8 percent per year, likely exceeding the $2 trillion mark by the year 2010.

With this growth comes opportunity. The loan portfolios from which Redwood Trust derives its income grew from $24 billion to $53 billion by year-end 2001. Because we own or credit-enhance these loans, by year-end we were receiving a portion of the monthly mortgage payments made by nearly 140,000 homeowners across America. Our market share in the high-quality jumbo residential mortgage loan finance business is approximately 5 percent and growing.



It is good to be big,

and to have room to grow.



It is a breadth of coverage that allows us to simultaneously maximize our exposure geographically and minimize our exposure financially.

diversity

Wherever there's a neighborhood of desirable homes, in any state in the country, the chances are good that Redwood Trust is there.

This geographical variety, along with other means of diversifying our risks, is important to our business model. As with a personal investment portfolio, we believe it is desirable to spread one's assets – and consequently one's risk – across a wide spectrum of opportunities.

Nationwide, the value of housing has risen each year, because the health of the housing market does not depend on any one industry or trend. The returns on our core assets are diversified by their very nature.

Nevertheless, regional factors, from weather to natural disasters to industry to politics, can affect the local housing and mortgage environment. That's why, with a presence in every part of the country, we choose to not be overly concentrated in any one area. Even in our home state of California – a healthy and diverse place to lend on residential real estate, and a state in which 50 percent of the jumbo market (and our portfolio) is located – we take care to spread our holdings and limit our exposure in any single zip code or neighborhood.

stability

As homeowners continue to cherish the homes in which they live, Redwood Trust remains on solid ground in the jumbo loan lending business. Our size, our diversity, and the nature of our business model – lending to creditworthy borrowers – all serve a single objective: delivering a steady dividend to our shareholders.

We expect our stability to continue because we believe that people work hard, under all circumstances, to pay their mortgages. The fact that Redwood Trust has experienced a very low delinquency rate, as well as few credit losses, is a testament to this core belief.

Beyond this solid foundation for generating dividends, it becomes our mission to do even better. By identifying new opportunities for making our business more efficient, we can raise our regular dividend rate over time.



Steady and rising dividends.

A genuine confidence in the future.

That is our vision for Redwood Trust.

financial overview

Our Company

Redwood Trust is a real estate finance company. We distribute to our shareholders as dividends the mortgage payments we receive from our real estate loans and securities, less interest expenses and operating costs. We are structured as a real estate investment trust (REIT). A REIT generally does not pay corporate income taxes, and thus is a very efficient corporate structure for financing real estate.

In our residential real estate finance business, we invest in high-quality jumbo residential mortgage loans. Jumbo residential loans have mortgage balances that exceed the financing limit imposed on Fannie Mae and Freddie Mac, both of which are United States government-sponsored real estate finance companies. Most of the mortgages we finance have loan balances between $300,000 and $600,000.

We acquire high-quality jumbo residential mortgage loans from large, high-quality mortgage origination companies. We hold these loans on our balance sheet to earn interest income.

We also finance residential real estate by acquiring residential credit-enhancement securities: securities that assume the bulk of the credit risk in pools of securitized high-quality residential mortgage loans. We acquire these securities from mortgage companies that are securitizing the loans they originate. The yield we earn on these investments depends directly on the credit performance of the securitized residential loans. With our efficient balance sheet and our expertise in residential mortgage credit, we are well positioned to acquire and manage these securities.

We also own a variety of other types of residential and commercial real estate mortgage loans and securities.

Our Industry

There are almost $6 trillion worth of residential mortgage loans in the United States. The amount outstanding has grown at a rate of 4% to 10% per year for the past 20 years as home ownership and housing values have generally increased. New originations of residential mortgage loans have ranged from $1 trillion to $2 trillion per year for the last five years. New loan originations are generally higher in those years when refinancing activity is stronger due to declines in mortgage interest rates.

Fannie Mae and Freddie Mac are prohibited from owning or guaranteeing most single-family mortgages with loan balances greater than $300,700. These larger loans are commonly referred to as jumbo mortgages. We believe that approximately 20%, or $1.2 trillion, of the residential loans in America are jumbo mortgages. We also believe that the outstanding balance of jumbo mortgages has grown at the same rate as that of the residential mortgage market as a whole. Originations of new jumbo mortgages have been $200 billion to $450 billion per year for the last five years.

Historically, banks and savings and loans have been the leading financiers of jumbo mortgages. These institutions fund their mortgage loan portfolios with deposits and other types of borrowings in a regulated, taxable environment. Increasingly since the mid-1980s, jumbo mortgages have been funded through mortgage securitization. We estimate that the share of jumbo mortgages outstanding that have been securitized has been increasing steadily from 10% in 1990 to 50% in 2001. We believe that securitization has increased its share as the financing method of choice in the jumbo market (relative to bank deposits) because securitization is generally a more efficient form of funding.

We hope to continue to increase our market share of the jumbo residential loan market by using the more efficient form of financing – securitization – and by using the efficient balance sheet and operating structure that comes with being a REIT. At year-end 2001, we owned or credit-enhanced $53 billion of jumbo residential loans for a market share of approximately 5%.

Our 2001 Performance

Our high-quality residential mortgage loan business continues to drive our growth and profitability. Our credit results remain excellent. We were able to grow rapidly in this business in 2001 due to a good supply of attractively priced acquisition opportunities. To support this growth, we increased our equity base through three common stock offerings. In addition, we increased our operational capabilities, improved our operational efficiencies, and further strengthened our balance sheet. These factors, along with falling short-term interest rates, contributed to our record earnings performance.

Core earnings for the year 2001 were $3.05 per share, an increase of 47% from year 2000 core earnings of $2.08 per share. Core earnings equal GAAP earnings excluding mark-to-market adjustments and non-recurring items. Reported GAAP earnings for the year 2001 were $2.88 per share, an increase of 58% from year 2000 GAAP earnings of $1.82 per share.

We increased our regular cash dividend rate in each quarter of 2001. Common dividends were $0.50 per share for the first quarter, $0.55 per share for the second quarter, $0.57 per share for the third quarter, and $0.60 per share for the fourth quarter. We also paid a special dividend of $0.18 per common share in the third quarter and $0.15 in the fourth quarter. Total dividend distributions, including special dividends, were $2.55 per common share for 2001.

During 2001, a year of falling short-term interest rates, our asset yield dropped by 0.85% (from 7.56% to 6.71%) while our cost of borrowed funds dropped by 1.65% (from 6.69% to 5.04%). The spread we earned between our asset yield and our cost of funds increased from 0.87% in 2000 to 1.67% in 2001.

Our spread increased as we replaced lower-yielding AAA-rated mortgage securities with higher-yielding mortgage loans and credit-enhancement securities. We believe this change in portfolio mix – a change that we expect will continue in 2002 – will provide long-term benefits.

In 2001, we also benefited – on a more temporary basis, due to falling interest rates – from a slight mismatch we carry between the earning rate adjustment frequencies of our assets (generally, each six months) and the borrowing rate adjustment frequencies of our liabilities (generally, every month).

Ours is a scalable business, so we become more efficient as we grow. Operating expenses increased by 18% in 2001 while the scale of our business (as measured by our equity capital base) grew by 43%. This increase in operating efficiency was a major contributor to our increase in earnings per share in 2001 and should continue to benefit us going forward. Future growth in our business should lead to additional efficiency gains.

Our core net income for 2001 was $31.9 million, an increase of 72% from the $18.6 million we earned in 2000. Our core return on common equity was 14.3% in 2001 and 9.9% in 2000.

Our Assets And Liabilities

Residential Mortgage Loans

Our residential mortgage loan portfolio grew by 30% in 2001 to $1.5 billion; at year-end we owned 4,177 high-quality adjustable-rate loans with an average loan balance of $353,000. The properties securing these loans are located nationwide, with a concentration of 22% in California. We estimate that the loan-to-value ratio of these loans (the current loan balance as a percentage of the current value of the house) was 58% at year-end. The average age of these loans was 30 months.

Despite the weaker economy, seriously delinquent loans (late by 90 days or more) in this portfolio declined during 2001 to $5.1 million, or 0.34% of our loan balances. We believe that credit losses from these delinquent loans will be relatively minor. Our 2001 credit losses for this portfolio were $382,000; our annual credit loss rate was less than 0.03% of our loan balances. These credit results are attractive relative to the residential mortgage market as a whole, and are very attractive when compared to almost any other form of lending undertaken by banks or finance companies in the United States.

We fund our residential mortgage loan portfolio with our shareholders' equity and by issuing long-term non-recourse securitized debt that closely matches the interest rate, prepayment, and maturity characteristics of our mortgage loans.

Residential Credit-Enhancement Securities

Our residential credit-enhancement securities portfolio grew by 136% in 2001. Our investment in this portfolio was $191 million at year-end. These securities bear a portion of the potential credit risk of $52 billion worth of high-quality jumbo residential mortgage loans. The principal value of these securities was $353 million at December 31, 2001. The total principal payments we will receive over the life of the underlying mortgage loans will equal $353 million less our share of the pools' credit losses. We will also receive interest payments each year on the outstanding principal amount.

The 133,634 loans we credit-enhanced at year-end had an average loan balance of $387,000. They are located in all 50 states, with a concentration of 53% in California. We estimate that the current loan-to-value ratio was 55% and the average age was 28 months for these loans at year-end. Credit results remained favorable in 2001 for this portfolio as well. Seriously delinquent loans were $125 million at December 31, 2001, or 0.24% of the $52 billion of credit-enhanced loans. Total 2001 credit losses for this portfolio were $3.1 million; the annual credit loss rate was less than 0.01% of the loan balances. We bear only a portion of the credit risk of these loans; our share of the 2001 credit losses for these mortgages was $764,000.

We fund our ownership of these securities with our shareholders' equity and a modest amount of short-term debt sourced from committed facilities.

Commercial Mortgage Loans

Our portfolio of commercial real estate mortgage loans declined to $51 million during 2001 due to loan sales and payoffs. We may acquire additional commercial mortgage loans in 2002. All our commercial loans are performing, with no delinquencies or credit losses to date.

We fund this portfolio with equity, long-term non-recourse debt in the form of senior loan participations, and committed short-term debt facilities.

Securities Portfolio

We owned $683 million worth of real estate mortgage securities at year-end 2001 (excluding the residential credit-enhancement securities that are discussed separately). At year-end 2000, we owned $765 million of these securities. Most of these are senior adjustable-rate residential mortgage securities that are rated AAA or AA because the underlying loan pools have been credit-enhanced by others. We also own a lesser amount of residential and commercial real estate mortgage securities with lower credit rating levels. The credit results for the loans underlying these securities remain favorable.

We fund these assets with equity and short-term debt; we may issue long-term debt to fund portions of this portfolio in the future.

Our Team

We employ an experienced team of real estate mortgage professionals who build relationships with originators, underwrite and price acquisitions of real estate loans and securities, fund our acquisitions with equity and with debt that has characteristics that closely match our assets, manage our portfolios, work with servicers to mitigate the credit risk from problem loans, and develop processes and information systems to increase our productivity.

Our team is compensated in a manner that does not encourage growth for growth's sake, but rather emphasizes maintaining and improving attractive levels of return on equity and dividends per share for shareholders.

Our Outlook For 2002

We believe we will have a strong year in 2002; we expect to continue to benefit from growth, improvements in asset mix, improved operational efficiencies, and favorable credit results. However, earnings per share may not reach the exceptional levels we achieved in 2001, when our earnings received a temporary boost due to rapidly falling short-term interest rates.

Our first goal in managing Redwood Trust's operations is to do our best to make sure that our regular dividend rate for common shareholders remains sustainable in the long run from the cash flows generated by our assets. We believe the new regular dividend rate of $0.62 per common share per quarter that we established in the first quarter of 2002 is a sustainable rate, even – in most circumstances – if some business trends become less favorable or interest rates increase.

In the event we earn taxable REIT income in excess of the dividends we distribute at our regular dividend rate, we may declare one or more special dividends during 2002.

We believe the longer-term trends that really matter are the strength of our credit results and the strength of our competitive market position. If these stay strong, we expect to be able to raise our regular dividend rate over time.

Income Statement

Redwood Trust, Inc. (All dollars in thousands, except per share data)

	2001	2000
Interest Income	$ 144,539	$ 172,682
Interest Expense	(98,069)	(141,353)
Net Interest Income	46,470	31,329
Operating Expenses	(11,836)	(10,020)
Preferred Dividends	(2,724)	(2,724)
Core Earnings	31,910	18,585
Mark-to-Market Adjustments	(1,747)	(2,375)
GAAP Earnings	$ 30,163	$ 16,210
Average Diluted Shares	10,474,764	8,902,069
Core Earnings per Share (Diluted)	$ 3.05	$ 2.08
GAAP Earnings per Share (Diluted)	$ 2.88	$ 1.82
Common Dividends per Share (Regular)	$ 2.22	$ 1.61
Common Dividends per Share (Special)	$ 0.33	$ 0.00
Total Common Dividends per Share	$ 2.55	$ 1.61
Yieldon Earning Assets	6.71%	7.56%
Cost of Funds	5.04%	6.69%
Interest Rate Spread	1.67%	0.87%
Net Interest Margin	2.09%	1.37%
Net Interest Income/Equity	18.7%	14.3%
Core Return on Common Equity	14.3%	9.9%

The income statements here are presented as if RWT Holdings, Inc. was consolidated in all periods.

Balance Sheet

Redwood Trust, Inc. (All dollars in thousands, except per share data)

	2001	2000
Residential Mortgage Loans	$ 1,474,862	$ 1,130,997
Residential Credit-Enhancement Securities	190,813	80,764
Commercial Mortgage Loans	51,084	57,169
Securities Portfolio	683,482	764,775
Cash and Cash Equivalents	9,030	15,483
Working Capital and Other Assets	26,373	32,927
Total Assets	$ 2,435,644	$ 2,082,115
Short-Term Debt	$ 796,811	$ 756,222
Long-Term Debt	1,313,715	1,095,835
Working Capital and Other Liabilities	17,345	14,394
Preferred Equity	26,517	26,517
Common Equity	281,256	189,147
Total Liabilities and Equity	$ 2,435,644	$ 2,082,115
Common Shares Outstanding	12,661,749	8,809,500
Book Value per Share	$ 22.21	$ 21.47

The foregoing financial information should be read in conjunction with the more detailed information contained in the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Redwood Trust, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001.

Corporate Information

Executive Officers:

George E. Bull
Chairman of the Board
& Chief Executive Officer

Douglas B. Hansen
President

Harold F. Zagunis
Chief Financial Officer

Brett D. Nicholas
Vice President

Andrew I. Sirkis
Vice President

Directors:

George E. Bull
Chairman of the Board
& Chief Executive Officer

Douglas B. Hansen
President

Richard D. Baum
President
Care West Insurance Company

Thomas C. Brown
Consultant

Mariann Byerwalter
Chairman
JDN Corporate Advisory LLC

Thomas F. Farb
General Partner
& Chief Financial Officer
Summit Partners

Charles J. Toeniskoetter
President
Toeniskoetter & Breeding, Inc.

David L. Tyler
Private Investor

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ________

Commission file number: 1-13759

REDWOOD TRUST, INC.

(Exact name of Registrant as specified in its Charter)

Maryland (State or other jurisdiction of incorporation or organization)	68-0329422 (I.R.S. Employer Identification No.)
591 Redwood Highway, Suite 3100 Mill Valley, California (Address of principal executive offices)	94941 (Zip Code)

(415) 389-7373
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:	Name of Exchange on Which Registered:
Class B 9.74 % Cumulative Convertible Preferred Stock, par value $0.01 per share (Title of Class)	New York Stock Exchange
Common Stock, par value $0.01 per share (Title of Class)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

At March 21, 2002 the aggregate market value of the voting stock held by non-affiliates of the Registrant was $393,359,292.

The number of shares of the Registrant's Common Stock outstanding on March 21, 2002 was 14,623,022.
The number of shares of the Registrant's Preferred Stock outstanding on March 21, 2002 was 902,068.

Documents Incorporated by Reference

Portions of the Registrant's definitive Proxy Statement issued in connection with the 2002 Annual Meeting of Stockholders are incorporated by reference into Part III.

REDWOOD TRUST, INC.
2001 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

PART I

Item 1. BUSINESS

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this 2001 Form 10-K may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties. Actual results and the timing of certain events could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other things, credit results for our earning assets, our cash flows and liquidity, changes in interest rates and market values on our earning assets and borrowings, changes in prepayment rates on our earning assets, general economic conditions, particularly as they affect the price of earning assets and the credit status of borrowers, and the level of liquidity in the capital markets, as it affects our ability to finance our earning asset portfolio, and other risk factors outlined in this Form 10-K (see "Risk Factors" below).

Throughout this Form 10-K and other company documents, the words "believe", "expect", "anticipate", "intend", "aim", "will", and similar words identify "forward-looking" statements.

Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by us with the Securities and Exchange Commission, or SEC, including Forms 10-Q and 10-K.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

This Form 10-K contains statistics and other data that in some cases have been obtained from, or compiled from, information made available by servicing entities and information service providers.

REDWOOD TRUST

Redwood Trust is a real estate finance company. We distribute to our shareholders as dividends the mortgage payments we receive from our real estate loans and securities, less interest expenses and operating costs.

Our primary business is owning, financing, and credit enhancing high-quality jumbo residential mortgage loans. Jumbo residential loans have mortgage balances that exceed the financing limit imposed on Fannie Mae and Freddie Mac, both of which are United States government-sponsored real estate finance entities. Most of the loans that we finance have mortgage loan balances between $300,000 and $600,000.

We acquire high-quality jumbo residential mortgage loans from large, high-quality mortgage origination companies. We hold these loans on our balance sheet to earn interest income. We typically fund these loans with a combination of equity and long-term amortizing non-recourse debt. At December 31, 2001, our residential mortgage loan portfolio totaled $1.5 billion.

We also acquire mortgage securities representing subordinated interests in pools of high-quality residential mortgage loans. By acquiring the subordinated securities of these loan pools, we provide credit-enhancement for the more senior securities backed by the pool so they can be sold to capital market investors. Our total investment in residential credit-enhancement securities was $191 million at December 31, 2001. The residential mortgage loans in the pools that we credit enhanced in this manner totaled $52 billion at December 31, 2001. Our prospective returns from our investment in these credit-enhancement securities will be driven primarily by the future credit performance of these mortgages.

We also own and finance commercial mortgage loans and own a portfolio of residential and commercial real estate securities. At December 31, 2001, our commercial mortgage loan portfolio totaled $51 million and our securities portfolio totaled $683 million. We may acquire or create other types of assets in the future.

We have elected, and anticipate that Redwood Trust will continue to elect, to be organized as a real estate investment trust, or REIT. As a REIT, we distribute substantially all of our net taxable earnings (excluding earnings generated in taxable subsidiaries) to our stockholders as dividends. As long as we retain our REIT status, we will not pay most types of corporate income taxes on taxable income earned in Redwood Trust, Inc.

Redwood Trust, Inc. was incorporated in the State of Maryland on April 11, 1994, and commenced operations on August 19, 1994. Our executive offices are located at 591 Redwood Highway, Suite 3100, Mill Valley, California 94941.

At March 21, 2002, Redwood had outstanding 14,623,022 shares of common stock (New York Stock Exchange, Symbol "RWT") and 902,068 shares of Class B Cumulative Convertible Preferred Stock (New York Stock Exchange, Symbol "RWT-PB").

For more information about Redwood, please visit www.redwoodtrust.com.

For a description of important risk factors, among others, that could affect our actual results and could cause our actual consolidated results to differ materially from those expressed in any forward-looking statements made by us, see "Risk Factors" commencing on Page 13 of this Form 10-K.

COMPANY BUSINESS AND STRATEGY

Industry Overview

There are approximately $5.8 trillion of residential mortgage loans outstanding in the United States. The amount outstanding has grown at a rate of between 4% and 10% per year for approximately 20 years as home ownership and housing values have generally increased. New originations of residential mortgage loans have ranged from $0.9 trillion to $2.1 trillion per year over the last five years. Originations generally increase in years when refinancing activity is stronger due to declines in long-term interest and mortgage rates.

Fannie Mae and Freddie Mac are prohibited from owning or guaranteeing single-family mortgage loans with balances greater than $300,700 for loans in the continental United States. These loans are commonly referred to as jumbo mortgage loans. Originations of jumbo mortgage loans have remained at between 22% and 24% of total new residential mortgage originations for the last five years. We believe that jumbo mortgages currently outstanding total over $1.2 trillion, which represents approximately 20% of the total residential mortgages outstanding. We also believe that this outstanding balance of jumbo mortgages has grown at a rate of between 4% and 10% per year along with the residential mortgage market as a whole. New originations of jumbo residential mortgage loans have ranged from between approximately $198 billion and $437 billion per year for the last five years.

Each year the amount of jumbo mortgages that require new financing consists of new originations in addition to the seasoned loans that are sold into the secondary mortgage market by financial institutions from their portfolios. The size of the financing market for jumbo mortgages each year thus depends on the economic conditions and other factors that determine the level of new originations and the attractiveness to financial institutions of selling loans.

Historically, jumbo residential mortgages have been financed by financial institutions, such as banks and thrifts, holding loans in portfolio on their balance sheets. These institutions fund their mortgage finance activities through deposits and other borrowings. Increasingly since the mid-1980s, jumbo mortgages have been funded through mortgage securitization. We estimate that the share of jumbo mortgages outstanding that have been securitized has been increasing steadily from approximately 10% in 1990 to approximately 50% in 2001. We believe that mortgage securitization has become the financing method of choice in the jumbo markets relative to portfolio lending, because securitization is generally a more efficient form of funding.

Jumbo mortgage securitizations may consist of seasoned loans or newly originated loans. Seasoned loan securitizations generally contain loans that are being sold from the retained mortgage portfolios of the larger banks and thrifts. Securitizations of new originations generally contain loans sold by the larger originators of jumbo mortgage loans or by conduits. Conduits acquire individual loans or small mortgage portfolios in order to aggregate mortgage pools for securitization.

Virtually all of the demand for mortgage-backed securities comes from investors that desire to hold the cash flows of a mortgage but that are not able or willing to build the operations necessary to manage the credit risk of mortgages. These investors demand that mortgage securities be rated investment grade by the credit rating agencies. In order to create investment grade mortgage-backed securities from a pool of residential mortgage loans, credit enhancement for those mortgage loans must be provided.

In a securitization, a pool of mortgage loans can be credit enhanced through a number of different methods. The senior/subordinated structure is the most prevalent method for credit enhancement of jumbo mortgage loans. This structure establishes a set of senior interests in the pool of mortgage loans and a set of subordinated interests in the pool. The set of subordinated interests is acquired by one or more entities that provide credit enhancement to the underlying mortgage loans. Credit losses in the mortgage pool reduce the principal of the subordinated interests first, thus allowing the senior interests to be rated investment grade. Other forms of credit enhancement, such as pool insurance provided by mortgage insurance companies, bond insurance provided by bond insurance companies, and corporate guarantees are often less efficient than the senior/subordinated structure due to regulation and rating agency requirements, among other factors.

Credit enhancers of jumbo mortgage loans profit from cash flows generated from the ownership of the subordinated credit-enhancement interests. The amount and timing of credit losses in the underlying mortgage pools affect the yields generated by these assets. These interests are generally purchased at a discount to the principal value of the interest, and much of the potential return is generated through the ultimate return of the remaining principal after realized credit losses.

The business of enabling the securitization of jumbo residential mortgages by assuming credit risk on the underlying mortgage loans is highly fragmented. There are no industry statistics known to us that identify participants or market shares. Credit enhancers of jumbo mortgage securitizations include banks and thrifts (generally credit enhancing their own originations), insurance companies, Wall Street broker-dealers, hedge funds, private investment firms, mortgage REITs, and others.

The liquidity crisis in the financial markets in 1998 caused many of the participants in this market to withdraw. With reduced demand stemming from reduced competition, and increased supply as a result of increased originations and mortgage portfolio sales, prices of residential credit-enhancement interests declined and the acquisition of these interests became more attractive. Prices further declined in 1999 as financial turmoil continued and financial institutions reorganized themselves to focus on their core businesses.

In 2000, 2001, and thus far in 2002, the prices of assets and the margins available in the jumbo residential credit-enhancement business have generally remained attractive. In general, we believe that few new competitors have entered the market, so demand for credit-enhancement interests has remained subdued. At the same time, the supply of credit-enhancement opportunities has increased as jumbo mortgage securitizations have increased. In addition, a significant supply of seasoned jumbo mortgage loan portfolios has been securitized by banks that have origination capacities that far exceed both their balance sheet capacities and their desires to hold loans in portfolio.

Our Solution

Over the past seven years, we have built a business model that allows us to compete effectively in the high-quality jumbo mortgage finance market in the United States. The key aspects of our solution are as follows:

Focused business model. We have a focused business model targeting the ownership and credit enhancement of jumbo residential mortgage loans. We specialize in funding jumbo mortgage loans through securitization. Securitization of mortgages is either undertaken by us to fund our residential mortgage loan portfolio or by others with credit enhancement provided by us via our investment in residential credit-enhancement securities. At December 31, 2001, we enabled securitizations for a total of approximately $53 billion of jumbo mortgage loans ($52 billion securitized by others and $1 billion securitized by us) for an approximate market share of 5% of all jumbo mortgage loans outstanding and 10% of all securitized jumbo mortgage loans outstanding. We believe securitization has and will continue to prove to be a more efficient form of financing jumbo mortgage loans than funding through deposits on the balance sheets of depository institutions such as banks and thrifts. By focusing on this form of financing mortgages, we believe our long-term growth opportunities will continue to be attractive. We believe that opportunities will be particularly attractive if an increasing share of jumbo mortgage loans continues to be securitized and if the jumbo residential market as a whole continues to grow at the historical rate of between 4% and 10% per year.

Specialized expertise and scalable operations. We have developed all of the specialized expertise necessary to efficiently and economically credit enhance and own jumbo residential mortgage loans. Our accumulated market knowledge, relationships with mortgage originators and others, sophisticated risk-adjusted capital policies, strict underwriting procedures, and successful experience with shifting financial market conditions allow us to acquire and securitize mortgage assets and effectively mitigate the risks inherent with those businesses. We build and maintain relationships with large mortgage originators, banks that are likely to sell mortgage loan portfolios, and Wall Street firms that broker mortgage assets. We continue to develop our staff, our analytics, our models, and other capabilities that help us structure transactions and cash flows, evaluate credit quality of individual loans and pools of loans, underwrite loans effectively, and monitor trends in credit quality and expected losses in our existing portfolios. We establish relationships with our servicing companies to assist with monthly surveillance, loss mitigation efforts, delinquent loan work-out strategies, and REO liquidation. Aside from collaborating on these issues, we insist that specific foreclosure time-lines are followed and that representations and warranties made to us by sellers are enforced. For balance sheet management, we work to project cash flows and earnings, determine capital requirements, source borrowings efficiently, preserve liquidity, and monitor and manage risks.

Even as we continue to develop our capabilities, we believe that our operations are highly scalable. We do not expect our operating costs to grow at the same rate as our net interest income should we expand our capital base and our portfolios. Thus, other factors being equal, growth in capital could be materially accretive to earnings and dividends per share.

Emphasis on long-term asset portfolio. Through our operations, we seek to structure and build a unique portfolio of valuable mortgage assets. For our residential loan portfolios, we seek to structure long-term assets with expected average lives of five to fifteen years. The long-term nature of these assets reduces reinvestment risk and provides us with more stable, proprietary cash flows.

Competitive advantage of our corporate structure. As a REIT, we pay only limited income taxes, traditionally one of the largest costs of doing business. In addition, we are not subject to the extensive regulations applicable to banks, thrifts, insurance companies, and mortgage banking companies; nor are we subject to the rules governing regulated investment companies. The absence of regulations in our market sector is a competitive advantage for us. The regulations applicable to competitive financial companies can cause capital inefficiencies and higher operating costs for certain of our competitors. Our structure enables us to finance loans of higher quality than our competitors typically do while earning an attractive return for stockholders.

Flexibility in mortgage loan portfolio orientation. We are open to other areas of opportunity within real estate finance and related fields that may compliment and benefit our core business activity of jumbo residential mortgage loan finance. In addition to our jumbo residential loan operations, we currently finance U.S. real estate through our securities portfolio (mostly mortgage securities) and our commercial mortgage loan portfolio. Depending on the relative attractiveness of the opportunities in these or new product lines, we may increase or decrease the asset size and capital allocation of these portfolios over time.

We also generally look for product lines that fit our value orientation, that take advantage of the structural advantages of our balance sheet, that do not put us in competition with Fannie Mae and Freddie Mac, and that allow us to develop a competitive advantage over our competitors.

Our Strategy

Our objective is to produce attractive growth in earnings per share and dividends per share for shareholders primarily through the efficient financing and management of high-quality jumbo residential mortgage loans and other real estate assets.

The key aspects of our strategy are as follows:

Preserve portfolio quality. In our experience, the highest long-term risk-adjusted returns in the lending business come from the highest quality assets. For this reason, we have focused only on "A," or prime, quality jumbo residential mortgage loans. Within the prime mortgage loan category, there are degrees of quality: "A," "Alt-A" and "A-." As compared to the market as a whole, we believe our portfolio is generally concentrated in the top quality end of the "A" mortgage loan category. We generally review and acquire mortgage loans from the large, high-quality, national origination companies, and we have the top quality servicing companies processing our loan payments and assisting with loss mitigation. While we may acquire or credit enhance loans that are less than "A" quality, we currently intend to do so for seasoned loans of this type that may have less risk than newly-originated loans. We do own, and intend to acquire additional A-, Alt-A, and sub-prime residential mortgage securities that, for the most part, are rated investment-grade because they are credit enhanced in some form by others; with this credit-enhancement, the risk of credit-loss from these securities is mitigated. We believe we have booked credit reserves for our jumbo mortgage loans that exceed the level of reserves, as a percentage of principal balances, of most bank and thrift portfolio lenders. We do so because of the cyclical nature of the U.S. economy and to mitigate the risk of potential mortgage asset defaults.

Maintain geographic diversity. Our jumbo mortgage loan portfolio is as diverse with respect to geography as is the U.S. jumbo mortgage market as a whole. We finance loans in all 50 states. With the exception of California, no one state represented more than 5% of the portfolio at December 31, 2001. Our exposure to California mortgage loans was 52% of our portfolio at December 31, 2001; approximately one-half of the jumbo mortgage loans outstanding in the United States are in California.

Effectively match-fund. We focus on the expert management of jumbo mortgage loan credit risk. In the course of our business, we do not generally seek to put ourselves in a position where the anticipation of interest rates or mortgage prepayment rates is material to meeting our long-term goals. Accordingly, we generally match the interest rate, prepayment rate, and cash flow characteristics of our on-balance sheet assets to our liabilities. Adjustable rate assets are funded with floating rate debt. Fixed and hybrid assets are funded with matching debt that amortizes at the same rate as the assets. The amount of unhedged or unmatched hybrid and fixed-rate assets we own generally does not materially exceed our equity base. In the past, we have used interest rate agreements to help us achieve our desired asset/liability mix. We currently believe we are meeting our asset/liability goals on-balance sheet, and thus we do not need to use interest rate agreements. Nevertheless, our earnings are still sensitive to interest rate factors to a degree. Our current plan is to continue to reduce, over several years, the relative importance of our short-term funded securities portfolio on our balance sheet (although we may increase the size of the short-term funded securities portfolio on a temporary basis and increase the size of our total securities portfolio when it can be profitably funded with long-term debt). Reducing our short-term funded securities portfolio should help further reduce our on-balance sheet leverage and the sensitivity of our earnings to changes in interest rates, prepayment rates, and market value changes. We intend to retain some short-term interest rate mis-matches in our residential whole loan portfolio and other parts of our balance sheet. Although these assets and liabilities are effectively match-funded, some variation in earnings may still result from changes in short-term interest rates.

Manage capital levels. We manage our capital levels, and thus our access to borrowings and liquidity, through sophisticated risk-adjusted capital policies supervised by our senior executives. We believe these conservative and well-developed guidelines are an important tool to helping us achieve our goals and mitigate the risks of our business, even when the market value of our assets securing short-term borrowings decline. Through these policies, we assign a capital adequacy guideline amount, expressed as an equity-to-assets ratio, to each of our assets. For short-term funded assets, this ratio will fluctuate over time, based on changes in that asset's credit quality, liquidity characteristics, potential for market value fluctuation, interest rate risk, prepayment risk and the over-collateralization requirements for that asset set by our collateralized short-term lenders. Capital requirements for residential mortgage securities rated below AA, residential credit-enhancement interests, retained interests from our securitizations of our whole loans, commercial mortgage whole loans, and most other types of assets we may acquire in the future are generally higher than for higher-rated residential securities and residential whole loans. Capital requirements for these less liquid assets depend chiefly on our access to secure funding for these assets, the number of sources of such funding, the funding terms, and on the amount of extra capital we decide to hold on hand to protect against possible liquidity events with these assets. The sum of the capital adequacy amounts for all of our assets is our aggregate capital adequacy guideline amount. In most circumstances in which our actual capital levels decreased below our capital adequacy guideline amount, we would generally expect to cease the acquisition of new assets until capital balance was restored through mortgage prepayments, interest rate changes, or other means.

Pursue growth. We intend to pursue a growth strategy over time, increasing our market share of the high quality jumbo residential market and increasing our capital base and the size of our portfolios. As we increase our market share, we believe we will be able to deepen our relationships with our customers, thus potentially giving us certain pricing, cost and other competitive advantages. As we increase the size of our capital base, we believe that we may benefit from improved operating expense ratios, lower borrowing expenses, improved capital efficiencies, and related factors that may improve earnings and dividends per share. We will also pursue growth in assets other than high quality residential jumbo loans in order to provide diversification of risk and opportunity.

Product Lines

At December 31, 2001, we had four basic product lines; residential mortgage loans, residential credit-enhancement securities, commercial mortgage loans, and securities portfolio. Our current intention is to focus on the management and growth of these four existing product lines as well as to expand our investment in other, primarily real estate related, assets. We operate our four current product lines as a single business segment, with common staff and management, joint financing arrangements, and flexible capital allocations between product lines.

Residential Mortgage Loans

We acquire high-quality jumbo residential mortgage loans and hold them as a long-term investment. We generally fund these acquisitions with our equity and through the issuance of non-recourse, long-term securitized debt that closely matches the interest-rate, prepayment, and maturity characteristics of the loans. We show on our balance sheet both the underlying residential mortgage loans that we have securitized and the non-recourse long-term debt that we issue to fund the loans.

The net interest income we earn from these assets equals the interest income we earn on our loans, less amortization expenses incurred as we write-off the premium we pay to acquire these assets in excess of the principal amount of the loan, less credit provision expenses incurred to build a credit reserve for future expected credit losses, less interest expense on borrowed funds.

The process of adding to our mortgage loan portfolio commences when we underwrite and acquire mortgage loans from sellers. We generally seek to quickly build a portfolio large enough, usually $200 million or more, to support an efficient issuance of long-term debt. We source our loan acquisitions primarily from large, well-established mortgage originators and the larger banks and thrifts.

We are always seeking bulk sales of residential whole loan portfolios that meet our acquisition criteria and that are priced attractively relative to our long-term debt issuance levels. In addition, we acquire new loans on a continuous or "flow" basis from originators that have loan programs that meet our desired quality standards and loan type.

We fund our mortgage loan acquisitions initially with short-term debt. When we are ready to issue long-term debt, we contribute these loans to our wholly-owned, special purpose financing subsidiary, Sequoia Mortgage Funding Corporation, or Sequoia. Sequoia, through a trust, then issues mostly investment grade rated long-term debt that generally matches the interest rate, prepayment, and maturity characteristics of the loans and remits the proceeds of this offering back to us. Our net investment equals our basis in the loans less the proceeds that we received from the sale of long-term debt. The amount of equity that we invest in these trusts to support our long-term debt issuance is determined by the credit rating agencies, based on their review of the loans and the structure of the transaction.

We plan to accumulate more high-quality jumbo residential loans when loans are available on attractive terms relative to our anticipated costs of issuing long-term debt.

Residential Credit-Enhancement Securities

In addition to acquiring and owning residential mortgage loans, we also credit enhance pools of high-quality jumbo residential mortgage loans that have been securitized by others. We do this by acquiring subordinated securities in third-party securitizations. The subordinated interests in a securitization transaction bear the bulk of the potential credit risk for the securitized pool of mortgages, thus allowing the more senior securitized interests to qualify for investment grade ratings and to be sold to the world's capital markets. In effect, we commit our capital to form a "guarantee" or "insurance" of these securitized pool of mortgages.

Generally, we credit enhance mortgage loans from the top 15 high-quality national mortgage origination firms and certain other smaller firms that specialize in high-quality jumbo residential mortgage loan originations. We also work with large banks that are sellers of seasoned portfolios of high-quality jumbo mortgage loans. We either work directly with these customers or we work in conjunction with an investment bank on these transactions.

The principal value of the credit-enhancement securities in any rated senior/subordinated securitization is determined by the credit rating agencies: Moody's Investors Service, Standard & Poor's Rating Services, and Fitch Ratings. These credit agencies examine each pool of mortgage loans in detail. Based on their review of individual mortgage loan characteristics, they determine the credit-enhancement levels necessary to award investment grade ratings to the bulk of the securities formed from these mortgage loans.

Our actual investment, and our risk, is less than the principal value of our credit-enhancement securities since we acquire these interests at a discount to principal value. A portion of this discount we designate as our credit reserve for future losses; the remainder we amortize into income over time.

Our first defense against credit loss is the quality of the mortgage loans we acquire or otherwise credit enhance. Our mortgage loans are generally in the high-quality range for loan factors such as loan-to-value ratios, debt to income ratios, credit quality of the borrower, and completeness of documentation. Our mortgage loans are secured by the borrowers' homes. Compared to most corporate and consumer loans, the mortgage loans that we credit enhance have a much lower loss frequency and a much lower loss severity (the percentage of the loan principal and accrued interest that we lose upon default).

Our exposure to credit risks of the mortgage loans that we credit enhance is further limited in a number of respects as follows:

Risk tranching. A typical mortgage securitization has three credit-enhancement interests — a "first loss" security and securities that are second and third in line to absorb credit losses. Of our net investment in credit-enhancement assets, approximately $30 million, or 16%, was directly exposed to the risk of mortgage loan default at December 31, 2001. The remainder of our net investment, approximately $161 million, was in the second or third loss position and benefited from credit enhancement provided by others through their ownership of credit-enhancement interests junior to our positions, which totaled $90 million. Credit enhancement varies by specific asset.

Limited maximum loss. Our potential credit exposure to the mortgage loans that we credit enhance is limited to our investment in the credit-enhancement securities that we acquire.

Credit reserve established at acquisition. We acquire credit-enhancement interests at a discount to their principal value. We set aside a portion of this discount as a credit reserve to provide for future credit losses. In most economic environments, we believe that this reserve should be large enough to absorb future losses. Thus, typically, most of our credit reserves are established at acquisition and are, in effect, paid for by the seller of the credit-enhancement interest. If future credit results are satisfactory, we may not need all of the amounts designated as reserves. In such event, we may then redesignate some of these reserves into unamortized discount to be amortized into income over time.

Acquisition discount. For many of our credit-enhancement interests, the discount that we receive upon our acquisition exceeds our designated credit reserve. Since we own these assets at a discount to our credit reserve adjusted value, the income statement effect of any credit losses in excess of our reserve would be mitigated.

Mortgage insurance. A portion of our credit-enhanced portfolio consists of mortgage loans with initial loan-to-value, or LTV, ratios in excess of 80%. For the vast majority of these higher LTV ratio loans, we benefit from primary mortgage insurance provided on our behalf by the mortgage insurance companies or from pledged asset accounts. Thus, for what would otherwise be our most risky mortgage loans, we have passed much of the risk on to third parties and our effective loan-to-value ratios are lower than 80%.

Representations and warranties. As the credit enhancer of a mortgage securitization, we benefit from representations and warranties received from the sellers of the mortgage loans. In limited circumstances, the sellers are obligated to repurchase delinquent mortgage loans from our credit-enhanced pools, thus reducing our potential exposure.

We believe that the outlook for our jumbo mortgage credit-enhancement product line in 2002 is excellent. The supply of credit-enhancement opportunities is expected to be substantial as mortgage originations and mortgage securitizations remain at relatively high levels. We expect pricing to remain favorable, as we currently expect demand from competitors will remain subdued. We expect to achieve continued growth with attractive pricing in this product line.

Commercial Mortgage Loans

Our primary business focus is on residential mortgage loan finance. We also pursue opportunities in the commercial mortgage loan market. For several years, we have been originating commercial real estate mortgage loans. Currently, our goal is to increase the size of our commercial loan portfolio through acquisition rather than origination. We finance our commercial portfolio with committed bank lines and through selling senior participations in our mortgage loans. We intend to acquire commercial mortgage loans, loan participations, and commercial mortgage-backed securities in the future. Total commercial loans were $51 million at December 31, 2001.

To date, we have not experienced delinquencies or credit losses in our commercial mortgage loan portfolio, nor do we anticipate any material credit problems at this time. We have not established a credit reserve for commercial loans, although we may do so in the future. A slowing economy, and factors particular to each mortgage loan, could cause credit issues in the future. If this occurs, we may need to provide for future losses and create a specific credit reserve on an asset-by-asset basis for our commercial mortgage loans held for investment or reduce the reported market value for our commercial loans held for sale. The market value of our loans may vary due to the changes in a variety of other factors.

Securities portfolio

In our securities portfolio, we finance real estate through acquiring and funding securities. Our securities portfolio contains all of the securities we own except residential credit-enhancement securities (below-investment-grade securities with residential prime quality collateral) which are described separately. At December 31, 2001, we owned $683 million of securities in this portfolio. The substantial majority of this portfolio is currently rated AAA or AA, or effectively has a AAA rating through a corporate guarantee from Fannie Mae or Freddie Mac.

Since we have an efficient, unregulated tax-advantaged corporate structure, we believe that we have some advantages in the real estate securities market relative to other capital market investors.

The maintenance of a securities portfolio serves several functions for us:

- given our balance sheet characteristics, tax status, and the capabilities of our staff, real estate securities investments can earn an attractive return on equity;

- using a portion of our capital to fund additional types of real estate assets acts as a diversification of risk and opportunity for our balance sheet;

- the high level of current cash flow from these securities, including principal receipts from mortgage prepayments, and the general ability to sell these assets into active trading markets can have attractive liquidity characteristics for asset/liability management purposes; and

- our securities portfolio can be an attractive place to employ capital, and earn rates of return that are higher than cash, when our capital is not immediately needed to support our credit-related product lines or when we need flexibility to adjust our capital allocations.

The bulk of our securities portfolio currently consists of adjustable rate and floating rate mortgage securities funded with floating rate short-term debt. We do own some fixed-rate assets in this portfolio that are either hedged or that we hold unhedged to counter-balance certain characteristics of our balance sheet.

The substantial majority of our current securities portfolio is backed by high-quality residential mortgage loans. We do have smaller positions in residential securities backed by less than high-quality mortgage loans; most of these securities are substantially credit enhanced relative to the risks of the loans and thus qualify for investment grade debt ratings. We also intend to acquire commercial mortgage securities, corporate debt issued by REITs and other real estate companies, non-real estate asset-backed securities, corporate debt of non-real estate companies, interests in collateralized bond obligations and collateralized debt obligations, and other types of assets. Assets acquired for our securities portfolio may or may not have investment-grade credit ratings.

Although we have the ability to hold these mortgage securities to maturity, and our average holding period is quite long, we do sell securities from time to time. We do this either as part of our management of this portfolio or in order to free capital for other uses. Because of this flexible approach, we manage this portfolio on a total-rate-of-return basis, taking into account both prospective income and prospective market value trends in our investment analysis. We use mark-to-market accounting for this portfolio with a portion of such adjustments flowing through our income statement, and the other portion flowing through our balance sheet. As a result of market value fluctuations, quarterly reported earnings from our securities portfolio can be variable.

Our current long-term plan is to reduce short-term debt utilized to fund our securities portfolio. We may reduce the size of our securities portfolio or we may issue long-term debt or asset-backed securities in the form of REMICs or collateralized bond obligations in order to fund a portion of our securities portfolio on a long-term basis. Despite our long-term plan, we may acquire securities using short-term debt funding on a temporary basis when we raise new equity capital, or when prospective returns from investing in short-term funded securities are attractive relative to our other opportunities.

Operations

Our portfolio management staff forms flexible interdisciplinary product management teams that work to develop our four product lines, develop new product lines, and increase our profitability over time. Our finance staff participates on these teams, and manages our overall balance sheet, borrowings, cash position, accounting, finance, tax, equity issuance, and investor relations.

We build and maintain relationships with mortgage originators, banks that are likely to sell mortgage loan portfolios, Wall Street firms that broker mortgage product, mortgage servicing companies that process payments for us and assist with loss mitigation, technology and information providers that can help us conduct our business more effectively, with the banks and Wall Street firms that provide us credit and assist with the issuance of our long-term debt, and with commercial property owners and other participants in the commercial mortgage market.

We evaluate, underwrite, and execute asset acquisitions. We also evaluate potential asset sales. Some of the factors that we take into consideration are: asset yield characteristics; liquidity; anticipated credit losses; expected prepayment rates; the cost and type of funding available for that asset; the amount of capital necessary to carry that investment in a prudent manner and to meet our internal risk-adjusted capital guidelines; the cost of any hedging that might be employed; potential market value fluctuations; contribution to our overall asset/liability goals; potential earnings volatility in adverse scenarios; and cash flow characteristics.

We monitor and actively manage our credit risks. We work closely with our residential and commercial mortgage servicers, especially with respect to all delinquent loans. While procedures for working out troubled credit situations for residential loans are relatively standardized, we still find that an intense focus on assisting and monitoring our servicers in this process yields good results. We work to enforce the representations and warranties of our sellers, forcing them to repurchase loans if there is a breach of the conditions established at purchase. If a mortgage pool starts to under-perform our expectations, or if a servicer is not fully cooperative with our monitoring efforts, we will often seek to sell a credit-enhancement investment at the earliest opportunity before its market value is diminished.

Prior to acquisition of a credit-enhancement interest, we typically review origination processes, servicing standards, and individual loan data. In some cases, we underwrite individual loan files and influence which loans are included in a securitization. Prior to acquisition of whole loans for our residential retained loan portfolio, we conduct a legal document review of the loans, review individual loan characteristics, and underwrite loans that appear to have higher risk characteristics.

We actively monitor and adjust the asset/liability characteristics of our balance sheet. We follow our internal risk-adjusted capital guidelines, seeking to make sure that we are sufficiently capitalized to hold our assets to maturity through periods of market fluctuation. We intensely monitor our cash levels, the liquidity of our assets, the stability of our borrowings, and our projected cash flows and market values to make sure that we remain well funded and liquid. We generally seek to match the interest rate characteristics of our assets and liabilities within a range. If we cannot achieve our matching objectives on-balance sheet, we use interest rate hedge agreements to adjust our overall asset/liability mix. We monitor potential earnings fluctuations and cash flow changes from prepayments. We project credit losses and cash flows from our credit sensitive assets, and reassess our credit provisions and reserves, based on information from our loss mitigation efforts, borrower credit trends, and housing price trends. We regularly monitor the market values of our assets and liabilities by reviewing pricing from external and internal sources.

We initiate new short-term borrowings on a regular basis with a variety of counter-parties. We structure long-term debt issuance. We model potential securitizations, allowing us to price potential loan acquisitions intended to be funded via long-term debt in our retained loan portfolio. We work with the credit rating agencies to determine credit-enhancement levels required to issue new long-term debt. In cases where we intend to acquire a credit-enhancement interest in a securitization performed by others, we sometimes assist them with maximizing the efficiency of the structuring of their securitization.

RISK FACTORS

The following is a summary of the risk factors that we currently believe are important and that could cause our results to differ from expectations. This is not an exhaustive list; other factors not listed below could be material to our results.

We can provide no assurances with respect to projections or forward-looking statements made by us or by others with respect to our future results. Any one of the risk factors listed below, or other factors not so listed, could cause actual results to differ materially from expectations. It is not possible to accurately project future trends with respect to these risk factors, to project which risk factors will be most important in determining our results, or to project what our future results will be.

Throughout this Form 10-K and other documents we release or statements we make, the words "believe," "expect," "anticipate," "intend," "aim," "will," and similar words identify "forward-looking" statements.

Mortgage loan delinquencies, defaults, and credit losses could reduce our earnings. Credit losses could reduce our cash flow and access to liquidity.

As a core part of our business, we assume the credit risk of mortgage loans. We do this in each of our portfolios. We may add other product lines over time that may have different types of credit risk than are described herein. We are generally not limited in the types of assets that we can own or in the types of credit risk or other types of risk that we can undertake.

We generally intend to increase our credit risk exposure over time through net acquisitions of credit-sensitive loans and securities and through net dispositions of more highly-rated securities.

Tax and GAAP accounting for credit losses differ. We have not been able to reduce our past and current taxable income to provide for a reserve for future credit losses. Thus, if credit losses occur in the future, taxable income may be reduced relative to GAAP income. When taxable income is reduced, our minimum dividend distribution requirements under the REIT tax rules are reduced. We could reduce our dividend rate in such a circumstance. Alternatively, credit losses in some assets may be capital losses for tax. Unless we had offsetting capital gains, our minimum dividend distribution requirement would not be reduced by these credit losses, but eventually our cash flow would be. This could reduce our free cash flow and liquidity.

If the recent slowdown in the U.S. economy should persist, or worsen, our credit losses could be increased beyond levels that we have anticipated. If we incur increased credit losses, our earnings might be reduced, and our cash flows, asset market values, and access to borrowings might be adversely affected. The amount of capital and cash reserves that we hold to help us manage credit and other risks may prove to be insufficient to protect us from earnings volatility, dividend cuts, liquidity, and solvency issues.

We assume direct credit risk in our residential mortgage loans, and realized credit losses may reduce our earnings and future cash flow.

In our residential mortgage loan portfolio, we assume the direct credit risk of residential mortgages. Realized credit losses will reduce our earnings and future cash flow. We have a credit reserve for these loans and we may continue to add to this reserve in the future. There can be no assurance that our credit reserve will be sufficient to cover future losses. We may need to reduce earnings by increasing our credit-provisioning expenses in the future.

Credit losses on residential mortgage loans can occur for many reasons, including: poor origination practices — leading to losses from fraud, faulty appraisals, documentation errors, poor underwriting, legal errors, etc.; poor servicing practices; weak economic conditions; declines in the values of homes; special hazards; earthquakes and other natural events; over-leveraging of the borrower; changes in legal protections for lenders; reduction in personal incomes; job loss; and personal events such as divorce or health problems.

Despite our efforts to manage our credit risk, there are many aspects of credit that we cannot control, and there can be no assurance that our quality control and loss mitigation operations will be successful in limiting future delinquencies, defaults, and losses. Our underwriting reviews may not be effective. The representations and warranties that we receive from sellers may not be enforceable. We may not receive funds that we believe are due to us from mortgage insurance companies. We rely on our servicers; they may not cooperate with our loss mitigation efforts, or such efforts may otherwise be ineffective. Various service providers to securitizations, such as trustees, bond insurance providers and custodians, may not perform in a manner that promotes our interests. The value of the homes collateralizing our loans may decline. The frequency of default, and the loss severity on our loans upon default, may be greater than we anticipated. Interest-only loans, negative amortization loans, loans with balances over $1 million, and loans that are partially collateralized by non-real estate assets may have special risks. Our geographical diversification may be ineffective in reducing losses. If loans become "real estate owned," or REO, we, or our agents, will have to manage these properties and may not be able to sell them. Changes in consumer behavior, bankruptcy laws and the like may exacerbate our losses. In some states and circumstances, we have recourse against the borrower's other assets and income; but, nevertheless, we may only be able to look to the value of the underlying property for any recoveries. Expanded loss mitigation efforts in the event that defaults increase could be costly.

We have credit risks in our credit-enhancement securities related to the underlying loans.

Of our total net investment in residential credit-enhancement securities at December 31, 2001, $30 million, or 16%, was in a first loss position with respect to the underlying loans. We generally expect that the entire amount of these first loss investments will be subject to credit loss, potentially even in healthy economic environments. Our ability to make an attractive return on these investments depends on how quickly these expected losses occur. If the losses occur more quickly than we anticipate, we may not recover our investment and/or our rates of return may suffer.

Second loss credit-enhancement securities, which are subject to credit loss when the entire first loss investment (whether owned by us or by others) has been eliminated by credit losses, made up 31%, or $60 million, of our net investment in credit-enhancement securities at December 31, 2001. Third loss credit-enhancement securities, or other investments that themselves enjoy various forms of material credit enhancement, made up 53%, or $101 million, of our net investment in credit-enhancement interests at December 31, 2001. Given our normal expectations for credit losses, we would anticipate some future losses on many of our second loss interests but no losses on investments in the third loss or similar position. If credit losses are greater than, or occur sooner than, expected, our expected future cash flows will be reduced and our earnings will be negatively affected. Credit losses and delinquencies could also affect the cash flow dynamics of these securitizations and thus extend the period over which we will receive a return of principal from these investments. In most cases, adverse changes in anticipated cash flows would reduce our economic and accounting returns and may also precipitate mark-to-market charges to earnings. From time to time, we may pledge these interests as collateral for borrowings; a deterioration of credit results in this portfolio may adversely affect the terms or availability of these borrowings and, thus, our liquidity. We generally expect to increase our net acquisitions of first loss and second loss investments relative to third loss investments. This may result in increased risk with respect to the credit results of the residential loans we credit enhance.

In our credit-enhancement securities portfolio, we may benefit from credit rating upgrades or restructuring opportunities through re-securitizations or other means in the future. If credit results deteriorate, these opportunities may not be available to us or may be delayed. It is likely, in many instances, that we will not be able to anticipate increased credit losses in a pool soon enough to allow us to sell such credit-enhancement interests at a reasonable price.

In anticipation of future credit losses, we designate a portion of the purchase discount associated with many of our credit-enhancement securities as a form of credit reserve. The remaining discount is amortized into income over time via the effective yield method. If the credit reserve we set aside at acquisition proves to be insufficient, we may need to reduce our effective yield income recognition in the future or we may adjust our basis in these interests, thus reducing earnings.

We adopted EITF 99-20 in the first quarter of 2001. Generally, under EITF 99-20, if prospective cash flows from certain investments deteriorate even slightly from original expectations — due to changes in anticipated credit losses, prepayment rates, and otherwise — then the asset will be marked-to-market if the market value is lower than our basis. Any mark-to-market adjustments under EITF 99-20 reduce earnings in that period. Since we do not expect every asset we own to always perform equal to or better than our expectations, we expect to make negative EITF 99-20 adjustments to earnings from time to time. Any positive adjustments to future cash flows are generally reflected in a higher yield over the remaining life of such asset.

We may have credit losses in our securities portfolio.

Most of our securities (excluding our residential credit-enhancement securities) are currently rated AAA or AA (99% at December 31, 2001). These assets benefit from various forms of corporate guarantees from Fannie Mae, Freddie Mac, and other companies, and/or from credit enhancement provided by third parties, usually through their ownership of subordinated credit-enhancement interests. Thus, the bulk of our existing securities are protected from currently expected levels of credit losses. However, in the event of greater than expected future delinquencies, defaults, or credit losses, or a substantial deterioration in the financial strength of Fannie Mae, Freddie Mac, or other corporate guarantors, our results would likely be adversely affected. We may experience credit losses in our securities portfolio. Deterioration of the credit results or guarantees of these assets may reduce the market value of these assets, thus limiting our borrowing capabilities and access to liquidity. Generally, we do not control or influence the underwriting, servicing, management, or loss mitigation efforts with respect to these assets. Results could be affected through credit rating downgrades, market value losses, reduced liquidity, adverse financing terms, reduced cash flow, experienced credit losses, or in other ways. For the non-investment grade assets in our securities portfolio, representing 1% of our securities portfolio at December 31, 2001, our protection against credit loss is smaller and our credit risks and liquidity risks are increased. If we acquire equity securities, results may be volatile. We intend to increase the percentage of our securities portfolio that is rated below AA and that is rated below investment grade, and we intend to expand the range of types of securities that we acquire; these trends may increase the potential credit risks in our securities portfolio.

We assume direct credit risk in our commercial mortgage loans.

The loans in our commercial mortgage loan portfolio may have higher degrees of credit and other risks than do our residential mortgage loans, including various environmental and legal risks. The net operating income and market values of income-producing properties may vary with economic cycles and as a result of other factors, so that debt service coverage is unstable. The value of the property may not protect the value of the loan if there is a default. Our commercial loans are not geographically diverse, so we are at risk for regional factors: at December 31, 2001, $30 million, or 59%, of our commercial loan balances were on commercial properties located in California. Many of our commercial loans are not fully amortizing, so the timely recovery of our principal is dependent on the borrower's ability to refinance at maturity. We generally lend against income-properties that are in transition. Such lending entails higher risks than traditional commercial property lending against stabilized properties. Initial debt service coverage ratios, loan-to-value ratios, and other indicators of credit quality may not meet standard commercial mortgage market criteria for stabilized loans. The underlying properties may not transition or stabilize as we expected. The personal guarantees and forms of cross-collateralization that we receive on some loans may not be effective. We generally do not service our loans; we rely on our servicers to a great extent to manage our commercial assets and work-out loans and properties if there are delinquencies or defaults. This may not work to our advantage. As part of the work-out process of a troubled commercial loan, we may assume ownership of the property, and the ultimate value of this asset would depend on our management of, and eventual sale of, the property which secured the loan. Our loans are illiquid; if we choose to sell them, we may not be able to do so in a timely manner or for a reasonable price. Financing these loans may be difficult, and may become more difficult if credit quality deteriorates. We have sold senior loan participations on some of our loans, so that the asset we retain is junior and has concentrated credit and other risks. We have directly originated our commercial loans. This may expose us to certain credit, legal, and other risks that may be greater than is usually present with acquired loans. We have sold commercial mortgage loans. The representations and warranties we made on these sales are limited, but could cause losses and claims in some circumstances.

We may invest in other types of credit risks that could also cause losses.

We intend to invest in other types of commercial loan assets, such as mezzanine loans, second liens, credit-enhancement interests of commercial loan securitizations, junior participations, among others, that may entail other types of risks. In addition, we intend to invest in other assets with material credit risk, including the equity and debt of collateralized bond obligations (CBOs), corporate debt and equity of REITs and non-real estate companies, real estate and non-real estate asset-backed securities, and other financial and real property assets.

Our results could also be adversely affected by counter-party credit risk.

We have other credit risks that are generally related to the counter-parties with which we do business. In the event a counter-party to our short-term borrowings becomes insolvent, we may fail in recovering the full value of our collateral, thus reducing our earnings and liquidity. In the event a counter-party to our interest rate agreements becomes insolvent, our ability to realize benefits from hedging may be diminished, and any cash or collateral that we pledged to these counter-parties may be unrecoverable. We may be forced to unwind these agreements at a loss. In the event that one of our servicers becomes insolvent or fails to perform, loan delinquencies and credit losses may increase. We may not receive funds to which we are entitled. In various other aspects of our business, we depend on the performance of third parties that we do not control. We attempt to diversify our counter-party exposure and to limit our counter-party exposure to strong companies with investment-grade credit ratings, but we are not always able to do so. Our counter-party risk management strategy may prove ineffective.

Fluctuations in our results may be exacerbated by the leverage that we employ and by liquidity risks.

We employ substantial financial leverage on our balance sheet relative to many non-financial companies, although we believe we employ less leverage than most banks, thrifts, and other financial institutions. In addition, the bulk of our financing is typically in the form of non-recourse debt issued through asset securitization. We believe this is generally an effective and low-risk form of financing compared to many other forms of debt utilized by financial companies. We believe the amount of leverage that we employ is appropriate, given the risks in our balance sheet, the non-recourse nature of the long-term financing structures that we typically employ, and our management policies. However, in order to operate our business successfully, we require continued access to debt on favorable terms with respect to financing costs, capital efficiency, covenants, and other factors. We may not be able to achieve the optimal amount of leverage.

Given the degree of leverage that we employ, earnings fluctuations, and liquidity and financial soundness issues could arise in the future. Due to our leverage, relatively small changes in asset quality, asset yield, cost of borrowed funds, and other factors could have relatively large effects on us and our stockholders. Our use of leverage may not enhance our returns.

Although we do not have a corporate debt rating, the nationally-recognized credit rating agencies have a strong influence on the amount of capital that we hold relative to the amount of credit risk we take. The rating agencies determine the amount of net investment we must make to credit enhance the long-term debt, mostly rated AAA, that we issue to fund our residential retained loan portfolio. They also determine the amount of principal value required for the credit-enhancement interests we acquire. The rating agencies, however, do not have influence over how we fund our net credit investments nor do they determine or influence many of our other capital and leverage policies. With respect to our short-term debt, our lenders, typically large commercial banks and Wall Street firms, limit the amount of funds that they will advance versus our collateral. We typically use far less leverage than would be permitted by our lenders. However, lenders can reduce the amount of leverage that they will permit us to undertake, or the value of our collateral may decline, thus reducing our liquidity.

Unlike banks, thrifts, and the government-sponsored mortgage finance companies, we are not regulated by national regulatory bodies. Thus, the amount of financial leverage that we employ is largely controlled by management, and by the risk-adjusted capital policies approved by our Board of Directors.

In the period in which we are accumulating residential whole loans or other debt in order to build a portfolio of efficient size to issue long-term debt, variations in the market for these assets or for long-term debt issuance could affect our results. Ultimately we may not be able to issue long term debt, the cost of such debt could be greater than we anticipated, the net investment in our financing trust required by the rating agencies could be greater than anticipated, certain of our loans could not be accepted into the financing trust, the market value of our assets to be sold into the financing trust may have changed, our hedging activities may have been ineffective, or other negative effects could occur.

We borrow on a short-term basis to fund the bulk of our securities portfolio, to fund residential loans or other assets prior to the issuance of long-term debt, to use a certain amount of leverage with respect to our net investments in credit-enhancement interests, to fund a portion of our commercial loan portfolio, to fund working capital and general corporate needs, and for other reasons. We borrow short-term by pledging our mortgage assets as collateral. We usually borrow via uncommitted borrowing facilities for the substantial majority of our short-term debt funded assets that are generally liquid, have active trading markets, and have readily discernable market prices. The term of these borrowings can range from one day to one year. To fund less liquid or more specialized assets, we typically utilize committed credit lines from commercial banks and finance companies with a one to two year term. Whether committed or not, we need to roll over short-term debt on a frequent basis; our ability to borrow is dependent on our ability to deliver sufficient market value of collateral to meet lender requirements. Our payment of commitment fees and other expenses to secure committed borrowing lines may not protect us from liquidity issues or losses. Variations in lenders' ability to access funds, lender confidence in us, lender collateral requirements, available borrowing rates, the acceptability and market values of our collateral, and other factors could force us to utilize our liquidity reserves or to sell assets, and, thus, affect our liquidity, financial soundness, and earnings. In recent years, we believe that the marketplace for our type of secured short-term borrowing has been more stable than the commercial paper market, or corporate unsecured short-term borrowing, utilized by many in corporate America, but there is no assurance that such stability will continue. Our current intention is to reduce our short-term debt levels over time, with the exception of short-term debt used to fund assets under accumulation for a securitization. There can be no assurance that such debt reduction will be achieved. In the future, we may borrow on an unsecured basis through bank loans, issuance of corporate debt, and other means.

Various of our borrowing arrangements subject us to debt covenants. While these covenants have not meaningfully restricted our operations through December 31, 2001, they could be restrictive or harmful to us and our stockholder interests in the future. Should we violate debt covenants, we may incur expenses, losses, or reduced ability to access debt.

Preferred stock makes up a portion of our equity capital base, representing 9% at December 31, 2001. Our Class B Preferred Stock has a dividend rate of at least $0.755 per share per quarter, and has certain rights to dividend distributions and preferences in liquidation that are senior to common stockholders. Having preferred stock in our capital structure is a form of leverage, and such leverage may or may not work to the advantage of common stockholders.

Changes in the market values of our assets and liabilities can adversely affect our earnings, stockholders' equity, and liquidity.

The market values of our assets, liabilities, and hedges are affected by interest rates, the shape of yield curves, volatility, credit quality trends, mortgage prepayment rates, supply and demand, capital markets trends and liquidity, general economic trends, expectations about the future, and other factors. For the assets that we mark-to-market through our income statement or balance sheet, such market value fluctuations will affect our earnings and book value. To the extent that our basis in our assets is thus changed, future reported income will be affected as well. If we sell an asset that has not been marked-to-market through our income statement at a reduced market price relative to our basis, our earnings will be reduced. Market value reductions of the assets that we pledge for short-term borrowings may reduce our access to liquidity.

Generally, reduced asset market values for the assets that we own may have negative effects, but might improve our opportunities to acquire new assets at attractive pricing levels. Conversely, increases in the market values of our existing assets may have positive effects, but may mean that acquiring new assets at attractive prices becomes more difficult.

Changes in mortgage prepayment rates may affect our earnings, liquidity, and the market values of our assets.

Mortgage prepayment rates are affected by interest rates, consumer behavior and confidence, seasoning of loans, the amount of equity in the underlying properties, prepayment terms of the mortgages, the ease and cost of refinancing, the housing turnover rate, media awareness of refinancing opportunities, and many other factors.

Changes in prepayment rates may have multiple effects on our operations. Faster mortgage prepayment rates may lead to increased premium amortization expenses for premium assets, increased working capital requirements, reduced market values for certain types of assets, adverse reductions in the average life of certain assets, and an increase in the need to reinvest cash to maintain operations. Premium assets may experience faster rates of prepayments than discount assets. Slower prepayment rates may lead to reduced discount amortization income for discount assets, reduced market values for discount and other types of assets, extension of the average life of certain investments at a time when this would be contrary to our interests, a reduction in cash flow available to support operations and make new investments, and a reduction in new investment opportunities, since the volume of new origination and securitizations would likely decline. Slower prepayment rates may lead to increased credit losses.

The amount of premium and discount we have on our books, and thus our net amortization expenses, can change over time as we mark-to-market assets or as our asset composition changes through principal repayments and asset purchases and sales.

Interest rate fluctuations can have various effects on our company, and could lead to reduced earnings and/or increased earnings volatility.

Our balance sheet and asset/liability operations are complex and diverse with respect to interest rate movements, so we cannot fully describe all the possible effects of changing interest rates. We do not seek to eliminate all interest rate risk. Changes in interest rates, and in the interrelationships between various interest rates, could have negative effects on our earnings, the market value of our assets and liabilities, mortgage prepayment rates, and our access to liquidity. Changes in interest rates can also affect our credit results.

Generally, rising interest rates could lead to reduced asset market values and slower prepayment rates. Initially, our net interest income may be reduced if short-term interest rates increase, as our cost of funds would likely respond to this increase more quickly than would our asset yields. Within three to twelve months of a rate change, however, asset yields for our adjustable rate mortgages may increase commensurately with the rate increase. Higher short-term interest rates may reduce earnings in the short-term, but could lead to higher long-term earnings, as we earn more on the equity-funded portion of our balance sheet. To the extent that we own fixed-rate assets that are funded with floating rate debt, our net interest income from this portion of our balance sheet would be unlikely to recover until interest rates dropped again or the assets matured. Some of our adjustable-rate mortgages have periodic caps that limit the extent to which the coupon we earn can rise or fall, usually 2% annual caps, and life caps that set a maximum coupon. If short-term interest rates rise rapidly or rise so that our mortgage coupons reach their life caps, the ability of our asset yields to rise along with market rates would be limited, but there may be no such limits on the increase in our liability costs.

Falling interest rates can also lead to reduced asset market values in some circumstances, particularly for prepayment sensitive assets and for many types of interest rate agreement hedges. Decreases in short-term interest rates can be positive for earnings in the near-term, as our cost of funds may decline more quickly than our asset yields would. For longer time horizons, falling short-term interest rates can reduce our earnings, as we may earn lower yields from the assets that are equity-funded on our balance sheet.

Changes in the interrelationships between various interest rates can reduce our net interest income even in the absence of a clearly defined interest rate trend. If the short-term interest rate indices that drive our asset yields were to decline relative to the short-term interest rate indices that determine our cost of funds, our net interest income would be reduced.

Hedging activities may reduce long-term earnings and may fail to reduce earnings volatility or to protect our capital in difficult economic environments; failure to hedge may also have adverse effects on our results.

Hedging against interest rate movements using interest rate agreements and other instruments usually has the effect over long periods of time of lowering long-term earnings. To the extent that we hedge, it is usually to protect us from some of the effects of a rapid or prolonged increase in short-term interest rates or to lower short-term earnings volatility. Such hedging may not be in the long-term interest of stockholders, and may not achieve its desired goals. For instance, hedging costs may rise as interest rates increase, without an offsetting increase in hedging income. In a rapidly rising interest rate environment, the market values of hedges may not increase as predicted. Using interest rate agreements to hedge may increase short-term earnings volatility, particularly since we currently employ mark-to-market accounting for all our hedges. Reductions in market values of interest rate agreements may not be offset by increases in market values of the assets or liabilities being hedged. Conversely, increases in market values of interest rate agreements may not fully offset declines in market values of assets or liabilities being hedged. Changes in market values of interest rate agreements may require us to pledge collateral or cash.

At December 31, 2001, we had no hedges in place that would materially affect our results and operations. We reduced our hedging operations as we believe we have generally achieved our asset/liability goals with our existing on-balance sheet assets and liabilities. The absence of hedging, however, may not prove to be in the best interests of our stockholders.

Maintaining REIT status may reduce our flexibility.

To maintain REIT status, we must follow rules and meet certain tests. In doing so, our flexibility to manage our operations may be reduced. Frequent asset sales could result in Redwood Trust being viewed as a "dealer," and thus subject to entity level taxes. Certain types of hedging may produce income that is limited under the REIT rules. Our ability to own non-real estate related assets and earn non-real estate related income is limited. Meeting minimum REIT dividend distribution requirements may reduce our liquidity. Because we will generally distribute all our taxable earnings as dividends, we may need to raise new equity capital if we wish to grow operations at a rapid pace. Stock ownership tests may limit our ability to raise significant amounts of equity capital from one source. Failure to meet REIT requirements may subject us to taxation, penalties, and/or loss of REIT status. REIT laws and taxation could change in a manner adverse to our operations. To pursue our business plan as a REIT, we generally need to avoid becoming a Registered Investment Company, or RIC. To avoid RIC restrictions, we generally need to maintain at least 55% of our assets in whole loan form or in other related forms of assets that qualify for this test. Meeting this test may restrict our flexibility. Failure to meet this test would limit our ability to leverage and would impose other restrictions on our operations. Our ability to operate a taxable subsidiary is limited under the REIT rules. Our REIT status affords us certain protections against take-over attempts. These take-over restrictions may not always work to the advantage of stockholders. Our stated goal is to not generate income that would be taxable as unrelated business taxable income, or UBTI, to our tax-exempt shareholders. Achieving this goal may limit our flexibility in pursuing certain transactions.

Our cash balances and cash flows may become limited relative to our cash needs.

We need cash to meet our working capital needs, preferred stock dividend, and minimum REIT dividend distribution requirements. Cash could be required to pay-down our borrowings in the event that the market values of our assets that collateralize our debt decline, the terms of short-term debt become less attractive, or for other reasons. Cash flows from principal repayments could be reduced should prepayments slow or should credit quality trends deteriorate, in the latter case since for certain of our assets, credit tests must be met for us to receive cash flows. For some of our assets, cash flows are "locked-out" and we receive less than our pro rata share of principal payment cash flows in the early years of the investment. Operating cash flow generation could be reduced if earnings are reduced, if discount amortization income significantly exceeds premium amortization expense, or for other reasons. Our minimum dividend distribution requirements could become large relative to our cash flow if our income as calculated for tax purposes significantly exceeds our cash flow from operations. Generally, our cash flow has materially exceeded our cash requirements; this situation could be reversed, however, with corresponding adverse consequences to us. We generally maintain what we believe are ample cash balances and access to borrowings to meet projected cash needs. In the event, however, that our liquidity needs exceed our access to liquidity, we may need to sell assets at an inopportune time, thus reducing our earnings. In a serious situation, our REIT status or our solvency could be threatened.

Increased competition could reduce our acquisition opportunities or affect our operations in a negative manner.

We believe that our principal competitors in our business of real estate finance are depositories such as banks and thrifts, mortgage and bond insurance companies, other mortgage REITs, hedge funds and private investment partnerships, life insurance companies, government entities such as Fannie Mae, Freddie Mac, Ginnie Mae, and the Federal Home Loan Banks, mutual funds, pension funds, mortgage originators, and other financial institutions. We anticipate that we will be able to compete effectively due to our relatively low level of operating costs, relative freedom to securitize our assets, our ability to utilize leverage, freedom from certain forms of regulation, focus on our core business, and the tax advantages of our REIT status. Nevertheless, many of our competitors have greater operating and financial resources than we do. Competition from these entities, or new entrants, could raise prices on mortgages and other assets, reduce our acquisition opportunities, or otherwise materially affect our operations in a negative manner.

New assets may not be available at attractive prices, thus limiting our growth and/or earnings.

In order to reinvest proceeds from mortgage principal repayments, or to deploy new equity capital that we may raise in the future, we need to acquire new assets. If pricing of new assets is unattractive, or if the availability of new assets is much reduced, we may not be able to acquire new assets at attractive prices. Our new assets may generate lower returns than the assets that we have on our balance sheet. Generally, unattractive pricing and availability of new assets is a function of reduced supply and/or increased demand. Supply can be reduced if originations of a particular product are reduced, or if there are few sales in the secondary market of seasoned product from existing portfolios. The supply of new securitized assets appropriate for our balance sheet could be reduced if the economics of securitization become unattractive or if a form of securitization that is not favorable for our balance sheet predominates. Also, assets with a favorable risk/reward ratio may not be available if the risks of owning such assets increase substantially relative to market pricing levels. Increased competition could raise prices to unattractive levels.

Accounting conventions and estimates can change, affecting our reported results and operations.

Accounting rules for the various aspects of our business change from time to time. While we believe we apply the highest quality accounting principles and practices, changes in accounting rules can nevertheless affect our reported income and stockholders' equity. Our revenue recognition and other aspects of our reported results are based on estimates of future events. These estimates can change in a manner that adversely affects our results.

Our policies, procedures, practices, product lines, risks, and internal risk-adjusted capital guidelines are subject to change.

In general, we are free to alter our policies, procedures, practices, product lines, leverage, risks, internal risk-adjusted capital guidelines, and other aspects of our business. We can enter new businesses or pursue acquisitions of other companies. In most cases, we do not need to seek stockholder approval to make such changes. We will not necessarily notify stockholders of such changes.

We depend on key personnel for successful operations.

We depend significantly on the contributions of our executive officers and staff. Many of our officers and employees would be difficult to replace. The loss of any key personnel could materially affect our results.

Investors in our common stock may experience losses, volatility, and poor liquidity, and we may reduce our dividends in a variety of circumstances.

Our earnings, cash flow, book value, and dividends can be volatile and difficult to predict. Investors should not rely on predictions or management beliefs. Although we seek to pay a regular common stock dividend rate that is sustainable, we may cut our dividend rate in the future for a variety of reasons. We may not provide public warnings of such dividend reductions prior to their occurrence. Fluctuations in our current and prospective earnings, cash flow, and dividends, as well as many other factors such as perceptions, economic conditions, stock market conditions, and the like, can affect our stock price. Investors may experience volatile returns and material losses. In addition, liquidity in the trading of our stock may be insufficient to allow investors to sell their stock in a timely manner or at a reasonable price.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain Federal income tax considerations to Redwood Trust and its stockholders. This discussion is based on existing Federal income tax law, which is subject to change, possibly retroactively. This discussion does not address all aspects of Federal income taxation that may be relevant to a particular stockholder in light of its personal investment circumstances or to certain types of investors subject to special treatment under the Federal income tax laws (including financial institutions, insurance companies, broker-dealers and, except to the extent discussed below, tax-exempt entities and foreign taxpayers) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that stockholders will hold their Common Stock as a "capital asset" (generally, property held for investment) under the Code. Stockholders are advised to consult their tax advisors as to the specific tax consequences to them of purchasing, holding and disposing of the Common Stock, including the application and effect of Federal, state, local and foreign income and other tax laws.

General

Redwood Trust has elected to become subject to tax as a REIT, for Federal income tax purposes, commencing with the taxable year ending December 31, 1994. Management believes that Redwood Trust has operated and expects that it will continue to operate in a manner that permits Redwood Trust to maintain its qualifications as a REIT. This treatment permits Redwood Trust to deduct dividend distributions to its stockholders for Federal income tax purposes, thus generally eliminating the "double taxation" that typically results when a corporation earns income and distributes that income to its stockholders.

There can be no assurance that Redwood Trust will continue to qualify as a REIT in any particular taxable year, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in the circumstances of Redwood Trust. If Redwood Trust failed to qualify as a REIT in any particular year, it would be subject to Federal income tax as a regular, domestic corporation, and its stockholders would be subject to tax in the same manner as stockholders of such corporation. In this event, Redwood Trust could be subject to potentially substantial income tax liability in respect of each taxable year that it fails to qualify as a REIT and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced or eliminated.

The following is a brief summary of certain technical requirements that Redwood Trust must meet on an ongoing basis in order to qualify, and remain qualified, as a REIT under the Code.

Stock Ownership Tests

The capital stock of Redwood Trust must be held by at least 100 persons for at least 335 days of a twelve-month year, or a proportionate part of a short tax year. In addition, no more than 50% of the value of Redwood Trust's capital stock may be owned, directly or indirectly, by five or fewer individuals at all times during the last half of the taxable year. Under the Code, most tax-exempt entities including employee benefit trusts and charitable trusts (but excluding trusts described in 401(a) and exempt under 501(a)) are generally treated as individuals for these purposes. Redwood Trust must satisfy these stock ownership requirements each taxable year. Redwood Trust must solicit information from certain of its stockholders to verify ownership levels and its Articles of Incorporation impose certain repurchase obligations and restrictions regarding the transfer of Redwood Trust's shares in order to aid in meeting the stock ownership requirements. If Redwood Trust were to fail either of the stock ownership tests, it would generally be disqualified from REIT status, unless, in the case of the "five or fewer" requirement, the "good faith" exemption is available.

Asset Tests

For tax years beginning before December 31, 2000, Redwood Trust must generally meet the following asset tests (REIT Asset Tests) at the close of each quarter of each taxable year:

(a) at least 75% of the value of Redwood Trust's total assets must consist of Qualified REIT Real Estate Assets, government securities, cash, and cash items (75% Asset Test); and

(b) the value of securities held by Redwood Trust but not taken into account for purposes of the 75% Asset Test must not exceed either (i) 5% of the value of Redwood Trust's total assets in the case of securities of any one non-government issuer, or (ii) 10% of the outstanding voting securities of any such issuer.

For tax years beginning after December 31, 2000, Redwood Trust must generally meet the following REIT Asset Tests at the close of each quarter of each taxable year:

(a) the 75% Asset Test;

(b) not more than 25% of the value of Redwood Trust's total assets is represented by securities (other than those includible under the 75% Asset Test);

(c) not more than 20% of the value of Redwood Trust's total assets is represented by securities of one or more taxable REIT subsidiary; and

(d) the value of securities held by Redwood Trust, other than those of a taxable REIT subsidiary or taken into account for purposes of the 75% Asset Test, must not exceed either (i) 5% of the value of Redwood Trust's total assets in the case of securities of any one non-government issuer, or (ii) 10% of the outstanding vote or value of any such issuer's securities.

Redwood Trust intends to monitor closely the purchase, holding and disposition of its assets in order to comply with the REIT Asset Tests. Redwood Trust expects that substantially all of its assets will be Qualified REIT Real Estate Assets and intends to limit and diversify its ownership of any assets not qualifying as Qualified REIT Real Estate Assets to less than 25% of the value of Redwood Trust's assets, to less than 5%, by value, of any single issuer and to less than 20%, by value, of any taxable REIT subsidiaries. In addition, Redwood Trust does not expect to own more than 10% of the vote or value of any one issuer's securities. If it is anticipated that these limits would be exceeded, Redwood Trust intends to take appropriate measures, including the disposition of non-qualifying assets, to avoid exceeding such limits.

Gross Income Tests

Redwood Trust must generally meet the following gross income tests (REIT Gross Income Tests) for each taxable year:

(a) at least 75% of Redwood Trust's gross income must be derived from certain specified real estate sources including interest income and gain from the disposition of Qualified REIT Real Estate Assets, foreclosure property or "qualified temporary investment income" (*i.e.*, income derived from "new capital" within one year of the receipt of such capital) (75% Gross Income Test); and,

(b) at least 95% of Redwood Trust's gross income for each taxable year must be derived from sources of income qualifying for the 75% Gross Income Test, or from dividends, interest, and gains from the sale of stock or other securities (including certain interest rate swap and cap agreements, options, futures and forward contracts entered into to hedge variable rate debt incurred to acquire Qualified REIT Real Estate Assets) not held for sale in the ordinary course of business (95% Gross Income Test).

Redwood Trust intends to maintain its REIT status by carefully monitoring its income, including income from hedging transactions and sales of mortgage assets, to comply with the REIT Gross Income Tests. In accordance with the code, Redwood Trust will treat income generated by its interest rate caps and other hedging instruments as qualifying income for purposes of the 95% Gross Income Tests to the extent the interest rate cap or other hedging instrument was acquired to reduce the interest rate risks with respect to any indebtedness incurred or to be incurred by Redwood Trust to acquire or carry real estate assets. In addition, Redwood Trust will treat income generated by other hedging instruments as qualifying or non-qualifying income for purposes of the 95% Gross Income Test depending on whether the income constitutes gains from the sale of securities as defined by the Investment Company Act of 1940. Under certain circumstances, for example, (i) the sale of a substantial amount of mortgage assets to repay borrowings in the event that other credit is unavailable or (ii) unanticipated decrease in the qualifying income of Redwood Trust which results in the non-qualifying income exceeding 5% of gross income, Redwood Trust may be unable to comply with certain of the REIT Gross Income Tests. See " – Taxation of Redwood Trust" below for a discussion of the tax consequences of failure to comply with the REIT Provisions of the Code.

Distribution Requirement

For tax years before 2001, Redwood Trust was generally required to distribute to its stockholders an amount equal to at least 95% of Redwood Trust's REIT taxable income before deduction of dividends paid and exclusion of net capital gain. Beginning with the 2001 tax year, this REIT distribution requirement is reduced to 90%. Such distributions must be made in the taxable year to which they relate or, if declared before the timely filing of Redwood Trust's tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year.

The IRS has ruled generally that if a REIT's dividend reinvestment plan allows stockholders of the REIT to elect to have cash distributions reinvested in shares of the REIT at a purchase price equal to at least 95% of the fair market value of such shares on the distribution date, then such distributions qualify under the distribution requirement. Redwood Trust maintains a Dividend Reinvestment and Stock Purchase Plan (DRP) and intends that the terms of its DRP will comply with the IRS public ruling guidelines for such plans.

If Redwood Trust fails to meet the distribution test as a result of an adjustment to Redwood Trust's tax returns by the Internal Revenue Service, Redwood Trust, by following certain requirements set forth in the Code, may pay a deficiency dividend within a specified period which will be permitted as a deduction in the taxable year to which the adjustment is made. Redwood Trust would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file timely tax return.

Qualified REIT Subsidiaries

Redwood Trust currently holds some of its assets through Sequoia Mortgage Funding Corporation, a wholly-owned subsidiary, which is treated as a Qualified REIT Subsidiary. As such its assets, liabilities and income are generally treated as assets, liabilities and income of Redwood Trust for purposes of each of the above REIT qualification tests. Redwood Trust does not currently have, nor intends to invest in, any affiliates other than Qualified REIT Subsidiaries and Taxable REIT Subsidiaries.

Taxable REIT Subsidiaries

Effective January 1, 2001, RWT Holdings, Inc. (Holdings) and Redwood Trust elected to treat Holdings as a Taxable REIT Subsidiary of Redwood Trust. As a Taxable REIT Subsidiary, Holdings is not subject to the asset, income and distribution requirements of Redwood Trust nor are its assets, liabilities or income treated as assets, liabilities or income of Redwood Trust for purposes of each of the above REIT qualification tests. However, the aggregate value of Redwood Trust's taxable REIT subsidiaries must be limited to 20% of the total value of Redwood Trust's assets. Taxable REIT subsidiaries are prohibited from, directly or indirectly, operating or managing a lodging or healthcare facility or providing to any person, under franchise, license or otherwise, rights to any lodging or healthcare facility brand name. In addition, Redwood Trust will be subject to a 100% penalty tax on any rent or other charges that it imposes on any taxable REIT subsidiary in excess of an arm's length price for comparable services. Redwood Trust expects that any rents and charges imposed on Holdings or any other taxable REIT subsidiary will be at arm's length prices.

Redwood Trust will derive income from its taxable REIT subsidiaries by way of dividends. Such dividends are non-real estate source income for purposes of the 75% Gross Income Test. Therefore, when aggregated with Redwood Trust's other non-real estate source income, such dividends must be limited to 25% of Redwood Trust's gross income each year. Redwood Trust will monitor the value of its investment in its taxable REIT subsidiaries to ensure compliance with all applicable income and asset tests.

Redwood Trust's taxable REIT subsidiaries are generally subject to corporate level tax on their net income and will generally be able to distribute only net after-tax earnings to its stockholders, including Redwood Trust, as dividend distributions.

Taxation of Redwood Trust

In any year in which Redwood Trust qualifies as a REIT, Redwood Trust will generally not be subject to Federal income tax on that portion of its REIT taxable income or capital gain that is distributed to its stockholders. Redwood Trust will, however, be subject to Federal income tax at normal corporate income tax rates upon any undistributed taxable income or capital gain.

In addition, notwithstanding its qualification as a REIT, Redwood Trust may also be subject to tax in certain other circumstances. If Redwood Trust fails to satisfy either the 75% or the 95% Gross Income Test, but nonetheless maintains its qualification as a REIT because certain other requirements are met, it will generally be subject to a 100% tax on the greater of the amount by which Redwood Trust fails either the 75% or the 95% Gross Income Test. Redwood Trust will also be subject to a tax of 100% on net income derived from any "prohibited transaction" (which includes dispositions of property classified as "dealer" property). Redwood Trust does not believe that it has or will engage in transactions that would result in it being classified as a dealer, however, there can be no assurance that the IRS will agree. If Redwood Trust has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to Federal income tax on such income at the highest corporate income tax rate. In addition, a nondeductible excise tax, equal to 4% of the excess of such required distributions over the amounts actually distributed will be imposed on Redwood Trust for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of (1) 85% of Redwood Trust's "ordinary income," (2) 95% of Redwood Trust's capital gain net income, and (3) income not distributed in earlier years. Redwood Trust may also be subject to the corporate alternative minimum tax, as well as other taxes in certain situations not presently contemplated.

If Redwood Trust fails to qualify as a REIT in any taxable year and certain relief provisions of the Code do not apply, Redwood Trust would be subject to Federal income tax (including any applicable alternative minimum tax) on its taxable income at the regular corporate income tax rates. Distributions to stockholders in any year in which Redwood Trust fails to qualify as a REIT would not be deductible by Redwood Trust, nor would distributions generally be required to be made under the Code. Further, unless entitled to relief under certain other provisions of the Code, Redwood Trust would also be disqualified from re-electing REIT status for the four taxable years following the year in which it became disqualified.

Redwood Trust may also voluntarily revoke its election, although it has no intention of doing so, in which event Redwood Trust will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four taxable years.

Redwood Trust intends to monitor on an ongoing basis its compliance with the REIT requirements described above. In order to maintain its REIT status, Redwood Trust may be required to limit the types of assets that Redwood Trust might otherwise acquire, or hold certain assets at times when Redwood Trust might otherwise have determined that the sale or other disposition of such assets would have been more prudent.

Taxation of Stockholders

For any taxable year in which Redwood Trust is treated as a REIT for Federal income tax purposes, distributions (including constructive distributions) made to holders of Common Stock other than tax-exempt entities (and not designated as capital gain dividends) will generally be subject to tax as ordinary income to the extent of Redwood Trust's current and accumulated earnings and profits as determined for Federal income tax purposes. If the amount distributed exceeds a stockholder's allocable share of such earnings and profits, the excess will be treated as a return of capital to the extent of the stockholder's adjusted basis in the Common Stock, which will not be subject to tax, and thereafter as a taxable gain from the sale or exchange of a capital asset.

Distributions designated by Redwood Trust as capital gain dividends will generally be subject to tax as long-term capital gain to stockholders, to the extent that the distribution does not exceed Redwood Trust's actual net capital gain for the taxable year. Distributions by Redwood Trust, whether characterized as ordinary income or as capital gain, are not eligible for the corporate dividends received deduction. In the event that Redwood Trust realizes a loss for the taxable year, stockholders will not be permitted to deduct any share of that loss. Further, if Redwood Trust (or a portion of its assets) were to be treated as a taxable mortgage pool, or if it were to hold residual interests in REMIC's or FASIT's, any "excess inclusion" income derived therefrom and allocated to a stockholder would not be allowed to be offset by a net operating loss of such stockholder.

Dividends declared during the last quarter of a taxable year and actually paid during January of the following taxable year are generally treated as if received by the stockholder on December 31 of the taxable year in which they are declared and not on the date actually received. In addition, Redwood Trust may elect to treat certain other dividends distributed after the close of the taxable year as having been paid during such taxable year, but stockholders will be treated as having received such dividend in the taxable year in which the distribution is made.

Generally, a dividend distribution of earnings from a REIT is considered for estimated tax purposes only when the dividend is made. However, effective December 15, 1999, any person owning at least 10% of the vote or value of a closely-held REIT must accelerate recognition of year-end dividends received from the REIT in computing estimated tax payments. Redwood Trust is not currently, and does not intend to be, a closely-held REIT.

Upon a sale or other disposition of the Common Stock, a stockholder will generally recognize a capital gain or loss in an amount equal to the difference between the amount realized and the stockholder's adjusted basis in such stock, which gain or loss generally will be long-term if the stock was held for more than twelve months. Any loss on the sale or exchange of Common Stock held by a stockholder for six months or less will generally be treated as a long-term capital loss to the extent of designated capital gain dividends received by such stockholder. If either common or preferred stock is sold after a record date but before a payment date for declared dividends on such stock, a stockholder will nonetheless be required to include such dividend in income in accordance with the rules above for distributions, whether or not such dividend is required to be paid over to the purchaser.

DRP participants will generally be treated as having received a dividend distribution, subject to tax as ordinary income, in an amount equal to the fair market value of the Common Stock purchased with the reinvested dividends generally on the date Redwood Trust credits such Common Stock to the DRP participant's account, plus brokerage commissions, if any, allocable to the purchase of such Common Stock. DRP participants will have a tax basis in the shares equal to such value. DRP participants may not, however, receive any cash with which to pay the resulting tax liability. Shares received pursuant to the DRP will have a holding period beginning on the day after their purchase by the plan administrator.

Distributions, including constructive distributions, made to holders of Preferred Stock, other than tax-exempt entities, will generally be subject to tax as described above. For federal income tax purposes, earnings and profits will be allocated to distributions with respect to the Preferred Stock before they are allocated to distributions with respect to Common Stock.

In general, no gain or loss will be recognized for Federal income tax purposes upon conversion of the Preferred Stock solely into shares of Common Stock. The basis that a holder will have for tax purposes in the shares of Common Stock received upon conversion will be equal to the adjusted basis of the holder in the shares of Preferred Stock so converted, and provided that the shares of Preferred Stock were held as a capital asset, the holding period for the shares of Common Stock received would include the holding period for the shares of Preferred Stock converted. A holder, however, generally will recognize gain or loss on the receipt of cash in lieu of fractional shares of Common Stock in an amount equal to the difference between the amount of cash received and the holder's adjusted basis for tax purposes in the fractional share of Preferred Stock for which cash was received. Furthermore, under certain circumstances, a holder of shares of Preferred Stock may recognize gain or dividend income to the extent that there are dividends in arrears on the shares at the time of conversion into Common Stock.

Adjustments in the conversion price, or the failure to make such adjustments, pursuant to the anti-dilution provisions of the Preferred Stock or otherwise, may result in constructive distributions to the holders of Preferred Stock that could, under certain circumstances, be taxable to them as dividends pursuant to Section 305 of the Code. If such a constructive distribution were to occur, a holder of Preferred Stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

If Redwood Trust makes a distribution of stockholder rights with respect to its Common Stock, such distribution will be zero. If the fair market value of the rights on the date of issuance is 15% or more of the value of the Common Stock, or if the stockholder so elects regardless of the value of the rights, the stockholder will make an allocation between the relative fair market values of the rights and the Common Stock on the date of the issuance of the rights. On the exercise of the rights, the stockholder will generally not recognize gain or loss. The stockholder's basis in the shares received from the exercise of the rights will be the amount paid for the shares plus the basis, if any, of the rights exercised. Distribution of stockholder rights with respect to other classes of securities holders generally would be taxable.

Redwood Trust is required under Treasury Department regulations to demand annual written statements from the record holders of designated percentages of its Capital Stock disclosing the actual and constructive ownership of such stock and to maintain permanent records showing the information it has received as to the actual and constructive ownership of such stock and a list of those persons failing or refusing to comply with such demand.

In any year in which Redwood Trust does not qualify as a REIT, distributions made to its stockholders would be taxable in the same manner discussed above, except that no distributions could be designated as capital gain dividends, distributions would be eligible for the corporate dividends received deduction, the excess inclusion income rules would not apply, and stockholders would not receive any share of Redwood Trust's tax preference items. In such event, however, Redwood Trust would be subject to potentially substantial Federal income tax liability, and the amount of earnings and cash available for distribution to its stockholders could be significantly reduced or eliminated.

Taxation of Tax-Exempt Entities

Subject to the discussion below regarding a "pension-held REIT," a tax-exempt stockholder is generally not subject to tax on distributions from Redwood Trust or gain realized on the sale of the Common Stock or Preferred Stock, provided that such stockholder has not incurred indebtedness to purchase or hold Redwood Trust's Common Stock or Preferred Stock, that its shares are not otherwise used in an unrelated trade or business of such stockholder, and that Redwood Trust, consistent with its stated intent, does not form taxable mortgage pools or hold residual interests in REMIC's or FASIT's that give rise to "excess inclusion" income as defined under the Code. However, if Redwood Trust was to hold a residual interest in a REMIC or FASIT, or if a pool of its assets were to be treated as a "taxable mortgage pool," a portion of the dividends paid to a tax-exempt stockholder may be subject to tax as unrelated business taxable income (UBTI). Although Redwood Trust does not intend to acquire such residual interests or believe that it, or any portion of its assets, will be treated as a taxable mortgage pool, no assurance can be given that the IRS might not successfully maintain that such a taxable mortgage pool exists.

If a qualified pension trust (*i.e.*, any pension or other retirement trust that qualifies under Section 401 (a) of the Code) holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a substantial portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is a REIT (i) that would not have qualified as a REIT but for the provisions of the Code which look through qualified pension trust stockholders in determining ownership of stock of the REIT and (ii) in which at least one qualified pension trust holds more than 25% by value of the interest of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT. Assuming compliance with the Ownership Limit provisions in Redwood Trust's Articles of Incorporation it is unlikely that pension plans will accumulate sufficient stock to cause Redwood Trust to be treated as a pension-held REIT.

Distributions to certain types of tax-exempt stockholders exempt from Federal income taxation under Sections 501 (c)(7), (c)(9), (c)(17), and (c)(20) of the Code may also constitute UBTI, and such prospective investors should consult their tax advisors concerning the applicable "set aside" and reserve requirements.

State and Local Taxes

Redwood Trust and its stockholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of Redwood Trust and its stockholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Common Stock.

Certain United States Federal Income Tax Considerations Applicable to Foreign Holders

The following discussion summarizes certain United States Federal tax consequences of the acquisition, ownership and disposition of Common Stock or Preferred Stock by an initial purchaser that, for United States Federal income tax purposes, is a "Non-United States Holder". Non-United States Holder means: not a citizen or resident of the United States; not a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof; or not an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to particular non-United States Holder's acquiring, holding and disposing of Common Stock or Preferred Stock, or any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

Dividends

Dividends paid by Redwood Trust out of earnings and profits, as determined for United States Federal income tax purposes, to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30%, unless reduced or eliminated by an applicable tax treaty or unless such dividends are treated as effectively connected with a United States trade or business. Distributions paid by Redwood Trust in excess of its earnings and profits will be treated as a tax-free return of capital to the extent of the holder's adjusted basis in his shares, and thereafter as gain from the sale or exchange of a capital asset as described below. If it cannot be determined at the time a distribution is made whether such distribution will exceed the earnings and profits of Redwood Trust, the distribution will be subject to withholding at the same rate as dividends. Amounts so withheld, however, will be refundable or creditable against the Non-United States Holder's United States Federal tax liability if it is subsequently determined that such distribution was, in fact, in excess of the earnings and profits of Redwood Trust. If the receipt of the dividend is treated as being effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder, the dividend received by such holder will be subject to the United States Federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax).

For any year in which Redwood Trust qualifies as a REIT, distributions to a Non-United States Holder that are attributable to gain from the sales or exchanges by Redwood Trust of "United States real property interests" will be treated as if such gain were effectively connected with a United States business and will thus be subject to tax at the normal capital gain rates applicable to United States stockholders (subject to applicable alternative minimum tax) under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (FIRPTA). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder not entitled to a treaty exemption. Redwood Trust is required to withhold 35% of any distribution that could be designated by Redwood Trust as a capital gains dividend. This amount may be credited against the Non-United States Holder's FIRPTA tax liability. It should be noted that mortgage loans without substantial equity or shared appreciation features generally would not be classified as "United States real property interests."

Gain on Disposition

A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of its shares of either Common or Preferred Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds such shares as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met, or (iii) the Non-United States Holder is subject to tax under the FIRPTA rules discussed below. Gain that is effectively connected with the conduct of a business in the United States by a U.S. Stockholder will be subject to the United States Federal income tax on net income that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax) but will not be subject to withholding. Non-United States Holders should consult applicable treaties, which may provide for different rules.

Gain recognized by a Non-United States Holder upon a sale of either Common Stock or Preferred Stock will generally not be subject to tax under FIRPTA if Redwood Trust is a "domestically-controlled REIT," which is defined generally as a REIT in which at all times during a specified testing period less than 50% in value of its shares were held directly or indirectly by non-United States persons. Because only a minority of Redwood Trust's stockholders are expected to be Non-United States Holders, Redwood Trust anticipates that it will qualify as a "domestically-controlled REIT." Accordingly, a Non-United States Holder should not be subject to United States Federal income tax from gains recognized upon disposition of its shares.

Information Reporting and Backup Withholding

Redwood Trust will report to its U.S. stockholders and the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to distributions paid (at the rate generally equal to the fourth lowest rate of Federal income tax then in effect) unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates that fact; or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A stockholder that does not provide Redwood Trust with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, Redwood Trust may be required to withhold a portion of dividends and capital gain distributions to any stockholders that do not certify under penalties of perjury their non-foreign status to Redwood Trust.

EMPLOYEES

As of March 21, 2002, we employed 24 people at Redwood and its subsidiaries.

Item 2. PROPERTIES

Redwood Trust leases space for their executive and administrative offices at 591 Redwood Highway, Suite 3100, Mill Valley, California 94941, telephone (415) 389-7373.

Item 3. LEGAL PROCEEDINGS

At December 31, 2001, there were no pending legal proceedings to which Redwood Trust was a party or of which any of its property was subject.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of Redwood Trust's stockholders during the fourth quarter of 2001.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Redwood Trust's Common Stock is listed and traded on the New York Stock Exchange under the symbol RWT. Redwood Trust's Common Stock was held by approximately 500 holders of record on March 21, 2002 and the total number of beneficial stockholders holding stock through depository companies was approximately 6,000. The high and low closing sales prices of shares of the Common Stock as reported on the New York Stock Exchange and the cash dividends declared on the Common Stock for the periods indicated below were as follows:

			Common Dividends Declared			
	Stock Prices		Record	Payable	Per	Dividend
	High	Low	Date	Date	Share	Type
Year Ended						
December 31, 2002						
First Quarter (through March 21, 2002)	$26.94	$23.76	3/29/02	4/22/02	$0.62	Regular
Year Ended						
December 31, 2001						
Fourth Quarter	$25.40	$23.83	12/31/01	1/22/02	$0.60	Regular
			11/15/01	11/30/01	$0.15	Special
Third Quarter	$25.55	$22.85	9/28/01	10/22/01	$0.57	Regular
			8/10/01	8/31/01	$0.18	Special
Second Quarter	$23.95	$19.57	6/29/01	7/23/01	$0.55	Regular
First Quarter	$20.44	$16.81	3/30/01	4/23/01	$0.50	Regular
Year Ended						
December 31, 2000						
Fourth Quarter	$17.94	$15.06	12/29/00	1/22/01	$0.44	Regular
Third Quarter	$15.94	$13.63	9/29/00	10/23/00	$0.42	Regular
Second Quarter	$14.94	$13.50	6/30/00	7/21/00	$0.40	Regular
First Quarter	$14.81	$11.94	3/31/00	4/21/00	$0.35	Regular
Year Ended						
December 31, 1999						
Fourth Quarter	$13 1/4	$11 5/16	12/31/99	1/21/00	$0.25	Regular
Third Quarter	$17 1/2	$12 3/4	11/8/99	11/22/99	$0.15	Regular
Second Quarter	$17 9/16	$14 1/2	--	--	--	
First Quarter	$17 3/8	$13 1/2	--	--	--	

Redwood Trust intends to pay quarterly dividends so long as the minimum REIT distribution rules require it. Redwood Trust intends to make distributions to its stockholders of all or substantially all of its taxable income each year (subject to certain adjustments) so as to qualify for the tax benefits accorded to a REIT under the Code. All distributions will be made by Redwood Trust at the discretion of the Board of Directors and will depend on the taxable earnings of Redwood Trust, financial condition of Redwood Trust, maintenance of REIT status, and such other factors as the Board of Directors may deem relevant from time to time. No dividends may be paid on the Common Stock unless full cumulative dividends have been paid on the Preferred Stock. As of December 31, 2001, the full cumulative dividends have been paid on the Preferred Stock.

Item 6. SELECTED FINANCIAL DATA

The following selected financial data is for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. It is qualified in its entirety by, and should be read in conjunction with the more detailed information contained in the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Form 10-K.

(in thousands, except per share data)

	Years Ended December 31,				
	2001	2000	1999	1998	1997
Statement of Operations Data:					
Interest income	$144,539	$169,261	$145,964	$221,684	$195,674
Interest expense	(98,069)	(138,603)	(119,227)	(199,638)	(164,018)
Net interest income	46,470	30,658	26,737	22,046	31,656
Operating expenses	(11,836)	(7,850)	(3,835)	(5,876)	(4,658)
Equity in earnings (losses) of RWT Holdings, Inc.	0	(1,676)	(21,633)	(4,676)	0
Other income	(911)	98	175	139	0
Net unrealized/realized market value gains (losses)	(836)	(2,296)	284	(38,943)	563
Dividends on Class B preferred stock	(2,724)	(2,724)	(2,741)	(2,747)	(2,815)
Change in accounting principle	0	0	0	(10,061)	0
Net income (loss) available to common stockholders	$30,163	$16,210	($1,013)	($40,118)	$24,746
Core earnings: GAAP earnings excluding mark-to market adjustments and non-recurring items (1)	$31,910	$18,585	$16,622	$12,666	$24,746
Average common shares - "diluted"	10,474,764	8,902,069	9,768,345	13,199,819	13,680,410
Net income (loss) per share (diluted)	$2.88	$1.82	($0.10)	($3.04)	$1.81
Core earnings per share (diluted) (1)	$3.05	$2.08	$1.71	$0.96	$1.81
Dividends declared per Class B preferred share	$3.02	$3.02	$3.02	$3.02	$3.02
Regular dividends declared per common share	$2.22	$1.61	$0.40	$0.28	$2.15
Special dividends declared per common share	$0.33	$0.00	$0.00	$0.00	$0.00
Total dividends declared per common share	$2.55	$1.61	$0.40	$0.28	$2.15
Balance Sheet Data: end of period					
Earning assets	$2,409,271	$2,049,188	$2,387,286	$2,774,499	$3,391,514
Total assets	$2,435,644	$2,082,115	$2,419,928	$2,832,448	$3,444,197
Short-term debt	$796,811	$756,222	$1,253,565	$1,257,570	$1,914,525
Long-term debt	$1,313,715	$1,095,835	$945,270	$1,305,560	$1,172,801
Total liabilities	$2,127,871	$1,866,451	$2,209,993	$2,577,658	$3,109,660
Total stockholders' equity	$307,773	$215,664	$209,935	$254,790	$334,537
Number of Class B preferred shares outstanding	902,068	902,068	902,068	909,518	909,518
Number of common shares outstanding	12,661,749	8,809,500	8,783,341	11,251,556	14,284,657
Book value per common share	$22.21	$21.47	$20.88	$20.27	$21.55
Other Data:					
Average assets	$2,223,280	$2,296,641	$2,293,238	$3,571,889	$3,036,725
Average borrowings	$1,945,820	$2,070,943	$2,046,132	$3,250,914	$2,709,208
Average equity	$249,099	$213,938	$237,858	$307,076	$307,029
Interest rate spread after credit expenses	1.67%	0.86%	0.79%	0.28%	0.59%
Net interest margin after credit expenses	2.09%	1.33%	1.17%	0.62%	1.04%
Core earnings/average common equity (Core ROE)(1)	14.3%	9.9%	7.9%	5.5%	8.8%

(1) Core earnings equal net income from ongoing operations as calculated in accordance with generally accepted accounting principles in the United States, or GAAP, after excluding mark-to-market adjustments and non-recurring items. Core earnings is not a measure of earnings in accordance with GAAP and is not intended to be a substitute for GAAP earnings.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes.

SAFE HARBOR STATEMENT

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this Form 10-K may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties. Throughout this Form 10-K and other Company documents, the words "believe", "expect", "anticipate", "intend", "aim", "will", and similar words identify "forward-looking" statements. Actual results and the timing of certain events could differ materially from those projected in, or contemplated by, the forward-looking statements due to a number of factors, including, among other things, changes in interest rates and market values on our earning assets and borrowings, changes in prepayment rates on our mortgage assets, general economic conditions, particularly as they affect the price of earning assets and the credit status of borrowers, and the level of liquidity in the capital markets as it affects our ability to finance our mortgage asset portfolio, and other risk factors outlined elsewhere in this Form 10-K (see discussion of "Risk Factors" beginning on page 13). Other factors not presently identified may also cause actual results to differ. Future results and changes in expectations of future results could lead to adverse changes in our dividend rate. We continuously update and revise our estimates based on actual conditions experienced. We generally do not intend to publish such revisions. No one should assume that results projected in or contemplated by the forward-looking statements included herein will prove to be accurate in the future.

This Form 10-K contains statistics and other data that in some cases have been obtained from, or compiled from, information made available by servicing entities and information service providers. In addition, some of the historical presentations contained herein have been restated to conform to current formats.

RESULTS OF OPERATIONS

Earnings and Dividend Summary and Outlook

Our high-quality residential mortgage loan business continues to drive our growth and profitability. Our credit results remain excellent and we continue to increase our market share, gain new customers, and strengthen our competitive position. In 2001, we also increased our equity base through three common stock offerings, improved our operating efficiencies, and further strengthened our balance sheet. These factors, along with falling short-term interest rates, all contributed to our record earnings performance.

Core earnings were $0.76 per share for the fourth quarter of 2001, an increase of 23% over fourth quarter 2000 core earnings of $0.62 per share. Core earnings were $0.76 per share in the third quarter 2001. Core earnings for the year 2001 were $3.05 per share, an increase of 47% over core earnings for the year 2000 of $2.08 per share and an increase of 78% over core earnings per share of $1.71 for 1999. Core earnings equal GAAP earnings excluding mark-to-market adjustments and non-recurring items.

GAAP earnings for the fourth quarter of 2001 were $0.69 per share and for the full year of 2001 were $2.88 per share, in each case representing a substantial increase over prior year results. See Table 1 for a reconciliation of GAAP earnings and core earnings.

During 2001, a year of falling short-term interest rates, our asset yield dropped by 0.85% (from 7.56% to 6.71%) while our cost of borrowed funds dropped by 1.65% (from 6.69% to 5.04%). The spread we earned between our asset yield and our cost of funds increased from 0.87% in 2000 to 1.67% in 2001.

Our spread increased as we replaced lower-yielding AAA-rated mortgage securities with higher-yielding mortgage loans and credit-enhancement securities. We believe this change in portfolio mix -- a change that we expect will continue in 2002 -- will provide long-term benefits.

In 2001, we also benefited -- on a more temporary basis, due to falling interest rates -- from a slight mismatch we carry between the earning rate adjustment frequencies of our assets (generally, each six months) and the borrowing rate adjustment frequencies of our liabilities (generally, every month).

Ours is a scalable business, so we get more efficient as we grow. Operating expenses increased by 18% in 2001 while the scale of our business (as measured by our equity capital base) grew by 43%. This increase in operating efficiency was a major contributor to our increase in earnings per share in 2001 and should continue to benefit us going forward. Future growth in our business should lead to additional efficiency gains.

Our core net income for 2001 was $31.9 million, an increase of 72% from the $18.6 million we earned in 2000. Our core return on equity was 14.3% in 2001 and 9.9% in 2000.

We increased our regular quarterly cash dividend rate several times in 2001. Regular dividends for our common shareholders were $0.50 for the first quarter, $0.55 per share for the second quarter, $0.57 per share for the third quarter, and $0.60 per share for the fourth quarter of 2001. We also paid a special common stock cash dividend of $0.18 per common share in the third quarter and $0.15 in the fourth quarter of 2001. Total regular common stock dividends for 2001 were $2.22 per share. Total common stock dividend distributions, including special dividends, were $2.55 per share for 2001. On March 21, 2002, our Board of Directors declared an increase in our regular quarterly cash dividend rate for the first quarter of 2002 to $0.62 per common share.

We believe we will have a strong year in 2002; we expect to continue to benefit from healthy origination volume by our customers, asset growth at Redwood, improvements in asset mix, improved operational efficiencies, and favorable credit results.

However, earnings per share in 2002 may not reach the exceptional levels we achieved in 2001, when our earnings received a temporary boost due to rapidly falling short-term interest rates.

Many market participants expect short-term interest rates to rise during 2002. Relative to our earnings potential during a period of stable interest rates, we believe rising interest rates may or may not have a negative effect on our earnings trends. A rapid or unexpected increase would be a negative factor for several quarters. Over longer periods of time, higher interest rates are generally favorable for our business.

Our first goal in managing Redwood Trust's operations is to do our best to make sure that our regular dividend rate for common shareholders remains sustainable in the long run from the cash flows generated by our assets. We believe the new regular dividend rate of $0.62 per common share per quarter that we established in the first quarter of 2002 is a sustainable rate, even -- in most circumstances -- if some business trends become less favorable or interest rates increase.

In the event we earn taxable REIT income in excess of the dividends we distribute at our regular dividend rate, we may declare one or more special dividends during 2002.

We believe the longer-term trends that really matter are the strength of our credit results and the strength of our competitive market position. If these stay strong, we may be able to increase our cash flows and increase our regular dividend rate over time.

Reconciliation of GAAP Income and Core Income

The table below reconciles core earnings to reported GAAP earnings. RWT Holdings, Inc. (Holdings) was an unconsolidated subsidiary through January 1, 2001. The table below shows Holdings on an as-if-consolidated basis for 1999 and 2000.

Table 1
Core Earnings and GAAP Earnings
(Presented as if Holdings was consolidated in all periods)
(all dollars in thousands)

	Core Earnings	Asset Mark-to-Market Adjustments	Variable Stock Option Mark-to-Market Adjustments	Closed Business Units	Reported GAAP Earnings	Average Diluted Shares	Core Earnings Per Share	Reported GAAP Earnings Per Share
Q1: 2000	$4,536	$(1,164)	$0	$(89)	$3,283	8,844,606	$0.51	$0.37
Q2: 2000	4,495	(1,452)	0	43	3,086	8,883,651	0.51	0.35
Q3: 2000	3,951	927	0	0	4,878	8,908,399	0.44	0.55
Q4: 2000	5,603	(640)	0	0	4,963	8,962,950	0.62	0.55
Q1: 2001	6,563	273	(156)	0	6,680	9,065,221	0.73	0.74
Q2: 2001	7,384	(413)	(508)	0	6,463	9,184,195	0.80	0.70
Q3: 2001	8,188	104	(227)	0	8,065	10,752,062	0.76	0.75
Q4: 2001	9,775	(800)	(20)	0	8,955	12,888,420	0.76	0.69
1999	$16,622	$38	$0	$(17,673)	$(1,013)	9,768,345	$1.71	$(0.10)
2000	18,585	(2,329)	0	(46)	16,210	8,902,069	2.08	1.82
2001	31,910	(836)	(911)	0	30,163	10,474,764	3.05	2.88

Core earnings are not a measure of earnings in accordance with generally accepted accounting principles (GAAP). It is calculated as GAAP earnings from ongoing operations less mark-to-market adjustments (on certain assets, hedges, and variable stock options) and non-recurring items. Management believes that core earnings provide relevant and useful information regarding our results of operations in addition to GAAP measures of performance. This is, in part, because market valuation adjustments on only a portion of our assets and stock options and none of our liabilities are recognized through our income statement under GAAP, and these valuation adjustments may not be fully indicative of changes in market values on our balance sheet or a reliable guide to our current or future operating performance. Furthermore, gains or losses realized upon sales of assets and operating results of closed business units are generally non-recurring and any non-recurring items may also be unrepresentative of our current or future operating performance. Because all companies and analysts do not calculate non-GAAP measures such as core earnings in the same fashion, core earnings as calculated by us may not be comparable to similarly titled measures reported by other companies.

Net Interest Income

Net interest income after credit expenses rose to $13.2 million in the fourth quarter of 2001 from $11.6 million in the third quarter of 2001 and $7.9 million in the fourth quarter of 2000. Net interest income increased to $46.5 million for the year 2001 from $30.7 million in 2000 and from $26.7 million in 1999. We benefited from our continuing strategy of growth in our high-quality jumbo residential mortgage loan business, a business where we believe we have a solid competitive position and favorable long-term market trends. We benefited from a change in asset mix as we added higher yielding assets. We also benefited from rapidly falling short-term interest rates, as our cost of borrowed funds on floating-rate liabilities declined faster than the asset yields on our adjustable-rate mortgage assets.

Table 2
Net Interest Income After Credit Expenses
(all dollars in thousands)

	Interest Income After Credit Expenses	Interest Expense	Net Interest Income After Credit Expenses	Earning Asset Yield	Cost Of Funds	Interest Rate Spread After Credit Expenses	Interest Rate Margin After Credit Expenses	Net Interest Income/ Average Equity
Q1: 2000	$42,819	$(34,931)	$7,888	7.25%	6.36%	0.89%	1.30%	14.76%
Q2: 2000	43,008	(35,133)	7,875	7.54%	6.62%	0.92%	1.34%	14.78%
Q3: 2000	41,679	(34,694)	6,985	7.62%	6.87%	0.75%	1.25%	13.10%
Q4: 2000	41,755	(33,845)	7,910	7.88%	6.96%	0.92%	1.46%	14.68%
Q1: 2001	41,637	(31,413)	10,224	7.72%	6.34%	1.38%	1.85%	18.83%
Q2: 2001	38,453	(27,010)	11,443	7.18%	5.45%	1.73%	2.06%	20.76%
Q3: 2001	33,172	(21,555)	11,617	6.63%	4.83%	1.80%	2.24%	18.25%
Q4: 2001	31,277	(18,091)	13,186	5.41%	3.56%	1.85%	2.22%	17.40%
1999	$145,964	$(119,227)	$26,737	6.63%	5.83%	0.80%	1.17%	11.24%
2000	169,261	(138,603)	30,658	7.56%	6.69%	0.87%	1.33%	14.33%
2001	144,539	(98,069)	46,470	6.71%	5.04%	1.67%	2.09%	18.66%

Redwood's primary source of debt funding is the issuance of non-recourse long-term collateralized debt through securitization transactions. Despite the sale of the collateral assets to a special-purpose bankruptcy-remote financing trust and the non-recourse nature of the securities issued from the trust, Redwood to date has accounted for its securitizations as financings rather than as sales. Thus, the securitized assets remain on our reported balance sheet (residential mortgage loans) and the securities issued remain on our balance sheet as liabilities (long-term debt). This accounting method avoids gain-on-sale treatment of our transactions, and we believe it provides greater transparency to investors regarding our activities.

If we had accounted for our securitizations as sales, our reported balance sheet (both assets and liabilities) would be substantially smaller. As a result, many of the ratios one might use to analyze our business would be different. For instance, our interest rate spread would be wider and our debt-to-equity ratio lower. Ratios calculated on this basis may be more comparable to those reported by some other financial institutions. The table below presents our interest income and interest expense on an "at-risk" basis for assets and a recourse basis for liability (generally, conforming to the income statement items we would report if we accounted for our securitizations as sales rather than financings). Please also see the discussion under "Balance Sheet Leverage" below for further information.

Table 3
Income on "At-Risk" Assets and Recourse Liabilities Basis
(all dollars in thousands)

	Total Interest Income After Credit Expenses	Interest Expenses	Net Interest Income After Credit Expenses	Earning Asset Yield	Cost Of Funds	Interest Rate Spread After Credit Expenses	Interest Rate Margin After Credit Expenses	Net Interest Income/ Average Equity
Q1: 2000	$27,460	$(19,572)	$7,888	7.95%	6.39%	1.56%	2.24%	14.76%
Q2: 2000	22,081	(14,206)	7,875	8.72%	6.57%	2.15%	3.01%	14.78%
Q3: 2000	21,230	(14,245)	6,985	8.80%	6.89%	1.91%	2.81%	13.10%
Q4: 2000	22,196	(14,286)	7,910	9.33%	6.98%	2.35%	3.18%	14.68%
Q1: 2001	23,799	(13,575)	10,224	8.51%	5.96%	2.55%	3.60%	18.83%
Q2: 2001	23,286	(11,843)	11,443	7.99%	4.91%	3.08%	3.83%	20.76%
Q3: 2001	20,458	(8,841)	11,617	7.43%	4.15%	3.28%	4.11%	18.25%
Q4: 2001	19,328	(6,142)	13,186	6.70%	2.93%	3.77%	4.49%	17.40%
1999	$80,179	$(53,442)	$26,737	7.29%	5.59%	1.70%	2.41%	11.24%
2000	92,967	(62,309)	30,658	8.63%	6.67%	1.96%	2.76%	14.33%
2001	86,871	(40,401)	46,470	7.66%	4.53%	3.13%	4.01%	18.66%

Interest Income After Credit Expenses

Although our average reported earning assets increased by 15% during the fourth quarter of 2001 from the prior quarter, our interest income continued to fall due to a significant decline in asset yields caused by rapidly falling short-term interest rates. The fourth quarter decrease in our interest income and asset yields did not result in a material reduction of our operating margins, however, as this decline in asset yield was fully offset by a rapid decrease in our cost of borrowed funds.

The yield on our earning assets, the bulk of which are adjustable-rate residential mortgage loans, fell from 7.88% in the fourth quarter of 2000 to 6.63% in the third quarter of 2001 and 5.41% in the fourth quarter of 2001. In addition to falling short-term interest rates, a factor in this decline in asset yield was an increase in premium amortization expenses caused, in part, by an increase in long-term mortgage prepayment rate assumptions for certain premium assets accounted for under the effective yield method.

Table 4
Total Interest Income and Yields
(all dollars in thousands)

	Average Earning Assets	Interest Income	Net Premium Amortization Expense	Credit Provision Expense	Total Interest Income	Earning Asset Yield
Q1: 2000	$2,363,903	$43,460	$(522)	$(119)	$42,819	7.25%
Q2: 2000	2,282,889	43,091	45	(128)	43,008	7.54%
Q3: 2000	2,187,936	42,959	(1,040)	(240)	41,679	7.62%
Q4: 2000	2,118,952	42,817	(818)	(244)	41,755	7.88%
Q1: 2001	2,156,741	42,690	(869)	(184)	41,637	7.72%
Q2: 2001	2,142,496	40,502	(1,885)	(164)	38,453	7.18%
Q3: 2001	2,001,687	35,300	(1,977)	(151)	33,172	6.63%
Q4: 2001	2,310,906	36,399	(4,854)	(268)	31,277	5.41%
1999	$2,200,916	$152,472	$(5,162)	$(1,346)	$145,964	6.63%
2000	2,237,956	172,327	(2,335)	(731)	169,261	7.56%
2001	2,152,965	154,891	(9,585)	(767)	144,539	6.71%

To provide a greater level of detail on our interest income trends, we review interest income by product line below. Each of our product lines is a component of our single business segment of real estate finance.

Residential Mortgage Loans

Our residential mortgage loan portfolio increased 30% in 2001 to $1.5 billion. We acquired $675 million new loans in 2001; fourth quarter acquisitions were $207 million. These acquisitions were all adjustable rate loans. During 2002, we plan to expand our customer base and increase our acquisitions of high-quality jumbo residential mortgage loans.

Table 5
Residential Mortgage Loans - Activity
(all dollars in thousands)

	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
Start of Period Balances	$1,354,606	$1,060,470	$1,071,819	$1,130,997	$1,186,799
Acquisitions	207,170	391,328	76,314	0	0
Sales	0	0	0	0	0
Principal Payments	(82,676)	(96,172)	(86,511)	(58,539)	(54,859)
Amortization	(3,991)	(1,180)	(1,065)	(485)	(611)
Credit Provisions	(268)	(151)	(164)	(184)	(242)
Net Charge-Offs	29	311	12	30	0
Mark-To-Market (Balance Sheet)	0	0	0	0	0
Mark-To-Market (Income Statement)	(8)	0	65	0	(90)
End of Period Balances	$1,474,862	$1,354,606	$1,060,470	$1,071,819	$1,130,997

Most of our residential loans have coupon rates that adjust each month or each six months as a function of the one or six month LIBOR short-term interest rate. Due to the rapid decline in these interest rates during 2001, plus an increase in premium amortization expense, the yield on our residential loan portfolio fell from 7.46% in the fourth quarter of 2000 to 4.00% in the fourth quarter of 2001.

Table 6
Residential Mortgage Loans - Interest Income and Yields
(all dollars in thousands)

	Average Principal Balance	Average Net Premium Balance	Average Credit Reserve	Annual Mortgage Prepay Rate (CPR)	Interest Income	Net Premium Amortization Expense	Credit Provision Expense	Total Interest Income	Yield
Q1: 2000	$1,337,428	$16,061	$(4,187)	14%	$24,378	$(640)	$(119)	$23,619	7.00%
Q2: 2000	1,276,340	15,372	(4,290)	16%	23,648	(515)	(128)	23,005	7.15%
Q3: 2000	1,202,056	14,760	(4,454)	22%	23,118	(829)	(240)	22,049	7.27%
Q4: 2000	1,141,624	14,141	(4,696)	16%	22,316	(611)	(244)	21,461	7.46%
Q1: 2001	1,083,943	13,519	(4,895)	21%	20,371	(485)	(184)	19,702	7.21%
Q2: 2001	1,007,227	12,747	(5,051)	24%	17,492	(1,065)	(164)	16,263	6.41%
Q3: 2001	1,087,593	12,138	(4,950)	25%	16,583	(1,180)	(151)	15,252	5.57%
Q4: 2001	1,372,552	12,023	(5,065)	19%	18,053	(3,990)	(268)	13,795	4.00%
1999	$1,115,874	$13,895	$(3,505)	25%	$77,065	$(3,915)	$(1,346)	$71,804	6.38%
2000	1,238,993	15,080	(4,408)	17%	93,460	(2,595)	(731)	90,134	7.21%
2001	1,138,482	12,646	(4,991)	22%	72,499	(6,720)	(767)	65,012	5.67%

Credit results remain excellent for our residential mortgage loan portfolio. Credit losses were $29,000 in the fourth quarter of 2001. Credit losses for 2001 were $382,000, largely as the result of a loss on a single loan. All credit losses were charged against our credit reserve that we have established for this portfolio. At December 31,

2001, our residential mortgage loan credit reserve was $5.2 million, equal to 0.35% of the current balance of this portfolio.

During 2001, our residential loan delinquencies declined from $5.7 million to $5.1 million. Delinquencies include loans delinquent more than 90 days, in bankruptcy, in foreclosure, and real estate owned. As a percentage of our loan portfolio, delinquencies declined from 0.50% to 0.34% during 2001. Delinquencies and credit losses may rise during 2002 as a result of the weak economy.

Table 7
Residential Mortgage Loans - Credit Results
(at period end, all dollars in thousands)

	Ending Balance	Delinquent Loans	Delinquent Loan %	Loss Severity On Liquidated Loans	Realized Credit Losses	Annualized Credit Losses As % of Loans	Ending Credit Reserve
Q1: 2000	$1,330,674	$5,338	0.40%	0%	$0	0.00%	$4,244
Q2: 2000	1,267,780	4,968	0.39%	9%	(42)	0.01%	4,330
Q3: 2000	1,186,799	4,330	0.36%	0%	0	0.00%	4,573
Q4: 2000	1,130,997	5,667	0.50%	0%	0	0.00%	4,814
Q1: 2001	1,071,819	6,371	0.59%	13%	(30)	0.01%	4,968
Q2: 2001	1,060,470	4,913	0.46%	14%	(12)	0.00%	5,120
Q3: 2001	1,354,606	4,823	0.36%	60%	(311)	0.09%	4,960
Q4: 2001	1,474,862	5,069	0.34%	39%	(29)	0.01%	5,199
1999	$1,385,589	$4,635	0.33%	4%	($5)	0.00%	$4,125
2000	1,130,997	5,667	0.50%	9%	(42)	0.00%	4,814
2001	1,474,862	5,069	0.34%	42%	(382)	0.03%	5,199

The characteristics of our loans continue to show the high-quality nature of our residential mortgage loan portfolio. At December 31, 2001, we owned 4,177 residential loans with a total value of $1.5 billion. These were all "A" quality loans at origination. All these loans are adjustable rate loans. Our average loan size was $353,100. Northern California loans were 10% of the total and Southern California loans were 12% of the total. Loans originated in 1999 or earlier were 55% of the total. On average, our residential mortgage loans have 30 months of seasoning. Loans where the original loan balance exceeded 80% loan-to-value (LTV) made up 28% of loan balances; we benefit from mortgage insurance or additional pledged collateral on 99% of these loans, serving to substantially lower the effective LTV on these loans. The average effective LTV at origination for our mortgage loans (including the effect of mortgage insurance, pledged collateral, and other credit enhancements) was 68%. Given housing appreciation and loan amortization, we estimate the current effective LTV of our residential mortgage loans is roughly 58%.

Table 8
Residential Mortgage Loans - Loan Characteristics
(all dollars in thousands)

	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
Principal Value (Face Value)	$1,470,467	$1,346,346	$1,053,158	$1,063,633	$1,122,170
Internal Credit Reserves	(5,199)	(4,960)	(5,120)	(4,968)	(4,814)
Premium(Discount) to be amortized	9,594	13,220	12,432	13,154	13,641
Retained Residential Loans	$1,474,862	$1,354,606	$1,060,470	$1,071,819	$1,130,997
Number of loans	4,177	3,909	3,306	3,433	3,633
Average loan size	$353	$347	$321	$312	$311
Adjustable %	100%	81%	73%	71%	71%
Hybrid %	0%	19%	27%	29%	29%
Fixed %	0%	0%	0%	0%	0%
Northern California	10%	10%	13%	13%	13%
Southern California	12%	12%	10%	11%	12%
Florida	11%	11%	9%	9%	9%
New York	8%	8%	9%	8%	8%
Georgia	8%	7%	4%	5%	5%
New Jersey	5%	5%	6%	5%	5%
Texas	4%	5%	5%	5%	5%
Other states	42%	42%	44%	44%	43%
Year 2001 origination	45%	34%	7%	0%	0%
Year 2000 origination	0%	0%	0%	0%	0%
Year 1999 origination	11%	12%	17%	18%	19%
Year 1998 origination or earlier	44%	54%	76%	82%	81%
% balance in loans > $1mm per loan	15%	14%	11%	11%	11%

We fund most of our mortgage loans through the issuance of long-term debt through our special purpose subsidiary, Sequoia Mortgage Funding Corporation (Sequoia). This type of financing is non-recourse to Redwood Trust. Our exposure to our $1.3 billion of long-term financed loans is limited to our investment in Sequoia, which at December 31, 2001 was $33.0 million or 2.5% of the Sequoia loan balances. Short-term funded residential mortgage loans at December 31, 2001 were $153 million. We intend to permanently fund all of our residential loans with the non-recourse long-term Sequoia debt that we issue from time to time.

Residential Credit-Enhancement Securities

At year-end 2001, we owned $191 million of residential credit-enhancement securities. These securities have below-investment-grade credit ratings and represent subordinated interests in pools of high-quality jumbo residential mortgage loans. Our investment in these securities more than doubled from the $81 million we owned at the end of 2000. We increased our capacity to evaluate and acquire these assets, and deepened our relationships with the sellers of these assets. At the same time, the volume of newly originated and seasoned loans undergoing securitization and available for purchase increased. We expect to continue to acquire residential credit-enhancement securities in 2002. We have already made substantial acquisitions of these securities in the first quarter of 2002.

Table 9
Residential Credit-Enhancement Securities - Activity
(all dollars in thousands)

	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
Start of Period Balances	$188,283	$158,704	$100,849	$80,764	$65,118
Acquisitions	17,132	27,172	61,195	20,695	14,885
Sales	(7,786)	0	(1,780)	0	(2,897)
Principal Payments	(3,857)	(1,895)	(1,952)	(1,022)	(715)
Amortization	(92)	86	161	126	346
Mark-To-Market (Balance Sheet)	(3,258)	4,216	223	2,654	3,876
Mark-To-Market (Income Statement)	391	0	8	(2,368)	151
End of Period Balances	$190,813	$188,283	$158,704	$100,849	$80,764

Our residential credit-enhancement securities are "first-loss", "second-loss", or "third loss" interests. First loss interests are generally allocated actual credit losses on the entire underlying pool of loans up to a maximum of the principal amount of first loss interest. Our ownership of first loss interests provides credit-enhancement principal protection from the initial losses in the underlying pool for the second loss, third loss, and more senior interests. Any first loss interests that are owned by others and that are junior to our second and third loss interests provide our interests with some principal protection from losses (they serve as external credit-enhancement).

At December 31, 2001, we owned $353.4 million principal (face) value of residential credit-enhancement securities at a cost basis of $187.2 million. After mark-to-market adjustments, our net investment in these assets, as reflected on our balance sheet, was $190.8 million. Over the life of the underlying mortgage loans, we expect to receive principal payments from these securities of $353.4 million less credit losses (credit losses were $764,000 in 2001). We receive interest payments each month on the outstanding principal amount. Of the $162.6 million difference between principal value and reported value, $140.4 million is designated as an internal credit reserve (reflecting our estimate of future credit losses over the life of the underlying mortgages), $25.9 million is designated as purchase discount to be amortized into income over time, and $3.7 million represented balance sheet market valuation adjustments.

Table 10
Residential Credit-Enhancement Securities – Net Book Value
(all dollars in thousands)

	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
Total principal value (face value)	$353,435	$323,870	$266,004	$155,233	$124,878
Internal credit reserves	(140,411)	(112,133)	(78,170)	(35,722)	(27,052)
Discount to be amortized	(25,863)	(30,365)	(31,824)	(21,137)	(16,883)
Net investment	187,161	181,372	156,010	98,374	80,943
Market valuation adjustments	3,652	6,911	2,694	2,475	(179)
Net book value	$190,813	$188,283	$158,704	$100,849	$80,764
First loss position, principal value	$129,019	$105,830	$76,386	$41,156	$34,959
Second loss position, principal value	96,567	84,876	67,700	37,197	30,703
Third loss position, principal value	127,849	133,164	121,918	76,880	59,216
Total principal value	$353,435	$323,870	$266,004	$155,233	$124,878
First loss position, net book value	$29,648	$25,886	$18,956	$13,191	$12,080
Second loss position, net book value	60,074	53,925	43,733	25,106	21,109
Third loss position, net book value	101,091	108,472	96,015	62,552	47,575
Total net book value	$190,813	$188,283	$158,704	$100,849	$80,764

Total interest income from our residential credit-enhancement securities increased to $5.4 million in the fourth quarter of 2001 from $5.2 million in the third quarter of 2001 and $2.5 million in the fourth quarter of 2000. An increase in our net investment in these securities was the principal reason for increasing interest income. Income from these securities was $16.7 million in 2001, $8.5 million in 2000, and $4.2 million in 1999.

Our credit-enhancement portfolio yield was 12.01% during the fourth quarter of 2001, a decline from 12.44% in the third quarter 2001 and 13.06% in the fourth quarter of 2000. Yields for this portfolio fell to 12.15% during 2001, a decrease from 14.49% during 2000, and 23.00% during 1999. Yields have been decreasing over the past several years due to the acquisition of an increased proportion of third loss interests. Third loss interests have lower yields than first or second loss interests due to their lower risk levels.

Credit losses lower than (or later than) anticipated by our designated credit reserve and/or faster than anticipated long-term prepayment rates could result in increasing yields being recognized from our current portfolio under the effective yield method. Credit losses higher than (or earlier than) anticipated by our designated credit reserve and/or slower than anticipated long-term prepayment rates could result in lower yields being recognized under the effective yield method and/or market value adjustments through our income statement under EITF 99-20.

Table 11
Residential Credit-Enhancement Securities - Interest Income and Yields
(all dollars in thousands)

	Average Principal Value	Average Credit Reserve	Average Net Discount Balance	Average Basis	Coupon Income	Net Discount Amortization Income	Total Interest Income	Yield
Q1: 2000	$56,439	$(11,567)	$(6,758)	$38,114	$1,048	$567	$1,615	16.95%
Q2: 2000	77,173	(16,361)	(7,654)	53,158	1,412	723	2,135	16.07%
Q3: 2000	100,857	(21,484)	(11,956)	67,417	1,928	356	2,284	13.55%
Q4: 2000	113,370	(24,596)	(12,514)	76,260	2,144	346	2,490	13.06%
Q1: 2001	135,471	(31,415)	(18,260)	85,796	2,516	126	2,642	12.32%
Q2: 2001	184,472	(48,845)	(21,920)	113,707	3,242	161	3,403	11.97%
Q3: 2001	296,417	(96,364)	(31,378)	168,675	5,160	86	5,246	12.44%
Q4: 2001	328,652	(121,183)	(27,914)	179,555	5,484	(92)	5,392	12.01%
1999	$27,976	$(6,816)	$(2,891)	$18,269	$1,900	$2,302	$4,202	23.00%
2000	87,070	(18,527)	(9,734)	58,809	6,532	1,992	8,524	14.49%
2001	236,947	(74,763)	(24,907)	137,276	16,402	281	16,683	12.15%

Credit losses for the $52 billion portfolio that we credit enhanced at December 31, 2001 totaled $3.1 million in 2001. The annualized rate of credit loss was less than 1 basis point (0.01%) of the portfolio. Of this loss, $2.3 million was borne by the external credit enhancements to our positions and $0.8 million was incurred by us and charged against our internal reserves.

Delinquencies (over 90 days, foreclosure, bankruptcy, and REO) in our credit-enhancement portfolio increased from 0.22% of the current balances at the end of the third quarter of 2001 to 0.24% at the end of the fourth quarter of 2001. Delinquencies of the underlying loan pools at the end of 2000 were 0.23%. We expect delinquency and loss rates for our existing residential credit-enhancement securities to increase from their current modest levels, given the weaker economy and the natural seasoning pattern of these loans.

Table 12
Residential Credit-Enhancement Securities – Credit Results
(at period end, all dollars in thousands)

	Underlying Mortgage Loans	Delinquencies $	Delinquencies %	Redwood's Share of Credit Losses	Losses To External Credit Enhancement	Total Credit Losses	Total Credit Losses as % of Loans (annualized)
Q1: 2000	$8,539,491	$49,731	0.58%	$(270)	$(543)	$(813)	0.04%
Q2: 2000	20,925,931	45,999	0.22%	(187)	(1,350)	(1,537)	0.03%
Q3: 2000	21,609,785	58,102	0.27%	(245)	(345)	(590)	0.01%
Q4: 2000	22,633,860	51,709	0.23%	(56)	(1,512)	(1,568)	0.03%
Q1: 2001	27,081,361	63,893	0.24%	(55)	(550)	(605)	0.01%
Q2: 2001	38,278,631	98,287	0.26%	(196)	(824)	(1,020)	0.01%
Q3: 2001	49,977,641	107,821	0.22%	(192)	(407)	(599)	0.01%
Q4: 2001	51,720,856	124,812	0.24%	(321)	(571)	(892)	0.01%
1999	$6,376,571	$45,451	0.71%	$(1,146)	$(1,995)	$(3,141)	0.05%
2000	22,633,860	51,709	0.23%	(758)	(3,750)	(4,508)	0.02%
2001	51,720,856	124,812	0.24%	(764)	(2,352)	(3,116)	0.01%

At year-end 2001, we had $90 million of external credit enhancements and $141 million of internal credit reserves for this portfolio. External credit reserves serve to protect us from credit losses on a specific asset basis and represent the principal value of interests that are junior to us and are owned by others. Total reserves of $231 million represented 45 basis points (0.45%) of our credit-enhancement portfolio of $52 billion. Reserves, credit protection, and risks are specific to each credit-enhancement interest.

Table 13
Residential Credit-Enhancement Securities - Credit Protection
(at period end, all dollars in thousands)

	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
Internal Credit Reserves	$140,411	$112,133	$78,170	$35,722	$27,052
External Credit Enhancement	90,224	94,745	91,004	86,600	86,840
Total Credit Protection	$230,635	$206,878	$169,174	$122,322	$113,892
As % of Total Portfolio	0.45%	0.41%	0.44%	0.45%	0.50%

The characteristics of the loans that we credit-enhance continue to show their high-quality nature. At December 31, 2001, we credit enhanced 133,634 loans (with a principal value of $52 billion) in our total credit-enhancement portfolio. Of the $52 billion loan balances, 68% were fixed-rate loans, 17% were hybrid loans (loans that become adjustable 3 to 10 years after origination), and 15% were adjustable-rate loans. The average size of the loans that we credit-enhanced was $387,033. We credit-enhanced 1,601 loans with principal balances in excess of $1 million; these loans had an average size of $1.4 million and a total loan balance of $2.2 billion. Loans over $1 million were 1% of the total number of loans and 4% of the total balance of loans that we credit-enhanced at year-end.

A FICO credit score was obtained at origination and is available for 84% of the loans in our portfolio. For these loans, the average FICO score was 726. Borrowers with FICO scores over 720 comprised 58% of the portfolio, those with scores between 680 and 720 comprised 24%, those with scores between 620 and 680 comprised 16%, and those with scores below 620 comprised 2% of our residential credit-enhancement securities. In general, loans with lower FICO scores have strong compensating factors.

Many of the loans that we credit enhance are seasoned. On average, our credit-enhanced loans have 28 months of seasoning. Generally, the credit risk for these loans is reduced as property values have appreciated and the loan balances have amortized. In effect, the current LTV ratio for seasoned loans is often much reduced from the LTV ratio at origination.

Loans with LTV's at origination in excess of 80% made up 7% of loan balances. We benefit from mortgage insurance or additional pledged collateral on 99% of these loans, serving to substantially reduce the effective LTV on these loans. The average effective LTV at origination for all the loans we credit enhance (including the effect of mortgage insurance, pledged collateral, and other credit enhancements) was 71%. Given housing appreciation and loan amortization, we estimate the average current effective LTV for these loans is roughly 55%.

Table 14
Residential Credit-Enhancement Securities – Underlying Collateral Characteristics
(all dollars in thousands)

	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
Credit-enhancement securities	$51,720,856	$49,977,641	$38,278,631	$27,081,361	$22,633,860
Number of credit-enhanced loans	133,634	132,555	105,721	77,011	63,675
Average loan size	$387	$377	$362	$352	$356
Adjustable %	15%	11%	19%	28%	35%
Hybrid %	17%	19%	20%	11%	7%
Fixed %	68%	70%	61%	61%	58%
Northern California	27%	25%	26%	23%	25%
Southern California	26%	26%	28%	24%	25%
New York	5%	5%	5%	6%	6%
Texas	4%	4%	3%	4%	3%
New Jersey	3%	3%	3%	4%	4%
Virginia	3%	3%	3%	3%	3%
Other states	32%	34%	32%	36%	34%
Year 2001 origination	43%	32%	21%	7%	0%
Year 2000 origination	10%	14%	14%	21%	19%
Year 1999 origination	22%	31%	36%	29%	35%
Year 1998 or earlier origination	25%	23%	29%	43%	46%
% balance in loans > $1mm per loan	4%	3%	4%	6%	6%

The geographic dispersion of our credit-enhancement portfolio generally mirrors that of the jumbo residential market as a whole, with approximately half of our loans concentrated in California.

For the loans that we credit enhance where the home is located in Northern California (27% of the total portfolio), at December 31, 2001 the average loan balance was $411,500, the average FICO score was 725, and the average LTV at origination was 69%. On average, these Northern California loans have 26 months of seasoning, with 46% originated in year 2001, 7% in year 2000, and 47% in years 1999 or earlier. At December 31, 2001, 543 of these loans had principal balances in excess of $1 million; these larger loans had an average size of $1.4 million and a total loan balance of $735 million. They represented 2% of the total number of Northern California loans and 5% of the total balance of Northern California loans. Delinquencies in our Northern California residential credit-enhancement portfolio at December 31, 2001 were 0.14% of current loan balances.

For the 26% of our loans where the home is located in Southern California, the average loan balance at December 31, 2001 was $401,500, the average FICO score was 716, and the average LTV at origination was 72%. These Southern California loans have 36 months of seasoning, on average, with 33% originated in year 2001, 6% in year 2000, and 61% in years 1999 or earlier. At December 31, 2001, 567 of these loans had principal balances in excess of $1 million; these loans had an average size of $1.4 million and a total loan balance of $796 million. They represented 2% of the total number of Southern California loans and 6% of the total balance of Southern California loans. Delinquencies in our Southern California residential credit-enhancement portfolio at December 31, 2001 were 0.28% of current loan balance.

Combined Residential Loan Portfolios

The tables below summarize the credit protection of our residential mortgage loans and our residential credit-enhancement securities on a combined basis.

Table 15
Residential Portfolios – Credit Protection
(all dollars in thousands)

	Total Residential Loans	Redwood's Residential Credit Reserve	External Credit Enhancement	Total Credit Protection	Total Credit Protection As % of Loans
Q1: 2000	$9,870,165	$16,137	$34,310	$50,447	0.51%
Q2: 2000	22,193,711	25,159	79,403	104,562	0.47%
Q3: 2000	22,796,584	26,709	78,564	105,273	0.46%
Q4: 2000	23,764,857	31,866	86,840	118,706	0.50%
Q1: 2001	28,153,180	40,690	86,600	127,290	0.45%
Q2: 2001	39,339,101	83,290	91,004	174,294	0.44%
Q3: 2001	51,332,246	117,093	94,745	211,838	0.41%
Q4: 2001	53,195,718	145,610	90,224	235,834	0.44%
1999	$7,762,160	$15,366	$26,111	$41,477	0.53%
2000	23,764,857	31,866	86,840	118,706	0.50%
2001	53,195,718	145,610	90,224	235,834	0.44%

The table below summarizes the credit performance of our residential mortgage loans and our residential credit-enhancement securities on a combined basis.

Table 16
Residential Portfolios – Credit Performance
(all dollars in thousands)

	Delinquencies	Delinquencies As % of Total Residential Loans	Redwood's Share of Credit Losses	Losses To External Credit Enhancement	Total Credit Losses	Total Credit Losses as % of Loans (annualized)
Q1: 2000	$55,069	0.56%	$(270)	$(543)	$(813)	0.03%
Q2: 2000	50,967	0.23%	(229)	(1,350)	(1,579)	0.03%
Q3: 2000	62,432	0.27%	(245)	(345)	(590)	0.01%
Q4: 2000	57,376	0.24%	(56)	(1,512)	(1,568)	0.03%
Q1: 2001	70,264	0.25%	(85)	(550)	(635)	0.01%
Q2: 2001	103,200	0.26%	(208)	(824)	(1,032)	0.01%
Q3: 2001	112,644	0.22%	(503)	(407)	(910)	0.01%
Q4: 2001	129,881	0.24%	(352)	(571)	(923)	0.01%
1999	$50,086	0.65%	$(1,151)	$(1,995)	$(3,146)	0.04%
2000	57,376	0.24%	(799)	(3,751)	(4,550)	0.02%
2001	129,881	0.24%	(1,148)	(2,352)	(3,500)	0.01%

Commercial Mortgage Loans

Our commercial real estate loan portfolio decreased from $76 million to $51 million during 2001 due to loan payoffs and sales. We intend to acquire commercial loans and commercial loan participations in 2002.

Table 17
Commercial Mortgage Loans - Activity
(all dollars in thousands)

	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000*
Start of Period Balances	64,362	$67,043	$70,077	$76,082	$64,641
Acquisitions	210	0	1,500	0	25,267
Sales	0	(2,645)	(3,573)	(1,513)	0
Principal Payments	(13,403)	(44)	(897)	(4,572)	(13,865)
Amortization	29	15	104	76	39
Mark-To-Market (Balance Sheet)	0	0	0	0	0
Mark-To-Market (Income Statement)	(114)	(7)	(168)	4	0
End of Period Balances	$51,084	$64,362	$67,043	$70,077	$76,082

*Includes loans held at RWT Holdings, Inc., which was consolidated with our financials as of January 1, 2001.

The yield on our commercial mortgage loans increased in the fourth quarter of 2001, due to earlier than expected payoffs, allowing us to accelerate the recognition of deferred origination fees, prepayment penalty, and exit fees. All loans in our portfolio have interest rate floors, so the decline in short-term interest rates in 2001 did not have a material impact on the yields on these loans. Total interest income and average yields rose in 2000 from 1999 levels due to rising interest rates and loans added to our portfolio during 2000 with generally higher yields.

Table 18
Commercial Mortgage Loans - Interest Income and Yields
(all dollars in thousands)

	Average Principal Value	Average Net Discount Balance	Coupon Income	Discount Amortization Income	Credit Provision Expense	Total Interest Income	Yield
Q1: 2000*	$31,924	$(681)	$711	$151	$0	$862	11.04%
Q2: 2000*	40,355	(744)	1,029	52	0	1,081	10.92%
Q3: 2000*	62,169	(1,423)	1,399	465	0	1,864	12.27%
Q4: 2000*	77,910	(1,611)	2,121	154	0	2,275	11.93%
Q1: 2001	73,836	(1,208)	1,857	76	0	1,933	10.65%
Q2: 2001	70,279	(878)	1,857	104	0	1,961	11.30%
Q3: 2001	66,024	(724)	1,680	15	0	1,695	10.38%
Q4: 2001	64,851	(601)	1,862	29	0	1,891	11.77%
1999*	$26,651	$(266)	$2,636	$73	$0	$2,709	10.26%
2000*	53,127	(1,116)	5,260	822	0	6,082	11.69%
2001	68,715	(851)	7,256	224	0	7,480	11.02%

*Includes loans held at RWT Holdings, Inc., which was consolidated with our financials as of January 1, 2001.

To date, we have not experienced delinquencies or credit losses in our commercial mortgage loans. Nor have we established a credit reserve for our commercial loans. A slowing economy, and factors particular to each loan, could cause credit concerns and issues in the future. If this occurs, we may need to provide for future losses or reduce the reported market value for commercial mortgage loans held for sale. Other factors may also affect the market value of these loans.

Table 19
Commercial Mortgage Loans - Characteristics
(all dollars in thousands)

	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000*
Commercial Mortgage Loans	$51,084	$64,362	$67,043	$70,077	$76,082
Number of Loans	8	14	16	18	20
Average Loan Size	$6,386	$4,597	$4,190	$3,893	$3,804
Serious Delinquency $	$0	$0	$0	$0	$0
Realized Credit losses	$0	$0	$0	$0	$0
California %	59%	67%	68%	71%	73%

*Includes loans held at RWT Holdings, Inc., which was consolidated with our financials as of January 1, 2001.

Our goal is to secure long-term, non-recourse debt for our commercial mortgage loans. We accomplished this by obtaining $17 million of long-term debt in the form of senior loan participations to fund $21 million of our existing portfolio of commercial mortgage loans in 2001. In March 2002, we issued another $8 million of long-term debt collateralized by our commercial real estate loans. Our remaining short-funded loans are financed with a combination of equity and short- and medium-term credit facilities.

Securities Portfolio

Our securities portfolio consists of all the securities we own with the exception of residential credit-enhancement securities that are discussed separately. Our securities portfolio currently consists primarily of investment-grade residential mortgage securities held to generate interest income. We may acquire lower-rated and more diverse securities in 2002. During 2001, this portfolio decreased by 11% from $764 million to $683 million. As a part of our long-term strategy, we plan to reduce short-term debt utilized to fund our securities portfolio; we expect to either reduce the size of our securities and/or to fund securities with long-term debt.

Table 20
Securities Portfolio - Activity
(all dollars in thousands)

	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
Start of Period Balances	$608,793	$739,187	$1,000,612	$764,775	$874,343
Acquisitions	147,251	47,323	16,051	310,026	79,983
Sales	(15,260)	(106,297)	(162,753)	(11,000)	(128,163)
Principal Payments	(53,400)	(71,692)	(113,165)	(65,726)	(61,421)
Premium Amortization	(799)	(898)	(1,086)	(586)	(591)
Mark-To-Market (Balance Sheet)	(2,034)	1,087	(94)	(6)	35
Mark-To-Market (Income Statement)	(1,069)	83	(378)	3,129	589
End of Period Balances	$683,482	$608,793	$739,187	$1,000,612	$764,775

Total interest income from this portfolio was $9.9 million in the fourth quarter of 2001, a decrease from $10.7 million in the third quarter of 2001 and from $16.2 million in the fourth quarter of 2000. This decrease was the result of lower average balances and lower yields. For similar reasons, our total interest income for 2001 of $54.3 million was lower than the $67.2 million earned in 2000 and the $66.2 million earned in 1999.

The yields on this portfolio fell during the fourth quarter of 2001 due to declining short-term interest rates, as the bulk of these securities represent interests in pools of adjustable-rate residential mortgage loans. We expect adjustable coupon rates to continue to decrease for the first several months of 2002, even if interest rates stabilize or rise. Mortgage prepayment rates have been relatively high for the later part of 2001, further depressing yields due to the faster amortization of purchase premiums.

Table 21
Securities Portfolio - Interest Income and Yields
(all dollars in thousands)

	Average Earning Assets	Average Net Premium Balance	Mortgage Prepayment Rates (CPR)	Interest Income	Net Premium Amortization Expense	Total Interest Income	Yield
Q1: 2000	$944,301	$8,118	19%	$17,510	$(450)	$17,060	7.16%
Q2: 2000	902,265	7,225	20%	17,362	(163)	17,199	7.56%
Q3: 2000	868,159	8,946	20%	17,278	(572)	16,706	7.62%
Q4: 2000	822,452	9,595	19%	16,832	(591)	16,241	7.81%
Q1: 2001	874,307	10,164	19%	17,634	(586)	17,048	7.71%
Q2: 2001	910,793	14,013	31%	17,648	(1,086)	16,562	7.16%
Q3: 2001	626,246	12,332	32%	11,642	(898)	10,744	6.73%
Q4: 2001	628,193	11,838	31%	10,702	(799)	9,903	6.19%
1999	$999,972	$9,177	27%	$69,769	$(3,550)	$66,219	6.56%
2000	884,081	8,475	20%	68,982	(1,776)	67,206	7.53%
2001	758,844	12,092	28%	57,626	(3,369)	54,257	7.04%

The table below presents our securities portfolio by asset type.

Table 22
Securities Portfolio - Characteristics
(Residential Mortgage Backed Securities, unless noted)
(all dollars in thousands)

	Credit Rating	Dec. 2001	Sep. 2001	Jun. 2001	Mar. 2001	Dec. 2000
FNMA & FHLMC – Adjustable	"AAA"	$353,523	$389,400	$434,732	$485,639	$509,802
FNMA & FHLMC – Hybrid	"AAA"	20,223	0	2,828	3,096	11,402
Jumbo Prime– Adjustable	AAA or AA	144,813	138,261	243,078	451,950	185,018
Jumbo Prime– Hybrid	AAA or AA	137,926	43,775	0	0	7,964
Jumbo Prime– Fixed	AAA or AA	5,018	15,732	24,815	23,997	9,439
Subprime – Floaters	AAA or AA	14,600	14,600	14,600	19,277	23,015
Subprime – Fixed	AAA to BBB	600	1,050	13,026	13,062	17,044
Interest-Only – Residential	AAA	13	53	60	71	113
Interest-Only – Commercial	AAA	4,874	5,008	5,082	2,534	0
CBO Equity – Mixed Real Estate	B or NR	1,892	914	966	986	978
Total Securities Portfolio		$683,482	$608,793	$739,187	$1,000,612	$764,775
Realized Credit Losses During Quarter		$0	$0	$0	$0	$0

We own fixed rate securities in our securities portfolio and our residential credit-enhancement securities portfolio, but generally not in amounts that materially exceed our equity capital base (see Table 31). We have generally avoided funding fixed rate assets with floating rate liabilities.

Interest Expense

Our cost of borrowed funds almost halved over the past twelve months, from 6.96% in the fourth quarter of 2000 to 3.56% in the fourth quarter of 2001, as the expense of our adjustable-rate debt declined in conjunction with falling short-term interest rates. Our average debt levels rose slightly from $1.9 billion in the fourth quarter of 2000 to $2.0 billion the fourth quarter of 2001. Due to the decline in borrowing costs, our interest expenses declined from $34 million in the fourth quarter of 2000 to $18 million in the fourth quarter of 2001.

Table 23
Interest Expense
(all dollars in thousands)

	Average Long Term Debt	Long Term Debt Interest Expense	Long Term Debt Cost of Funds	Average Short Term Debt	Short Term Debt Interest Expense	Short Term Debt Cost of Funds	Total Interest Expense	Total Cost Of Funds
Q1: 2000	$972,338	$15,359	6.32%	$1,225,562	$19,572	6.39%	$34,931	6.36%
Q2: 2000	1,258,859	20,927	6.65%	865,068	14,206	6.57%	35,133	6.62%
Q3: 2000	1,191,730	20,449	6.86%	827,114	14,245	6.89%	34,694	6.87%
Q4: 2000	1,125,898	19,559	6.95%	819,160	14,286	6.98%	33,845	6.96%
Q1: 2001	1,072,172	17,838	6.65%	910,515	13,575	5.96%	31,413	6.34%
Q2: 2001	1,018,646	15,167	5.96%	964,543	11,843	4.91%	27,010	5.45%
Q3: 2001	933,340	12,714	5.45%	852,341	8,841	4.15%	21,555	4.83%
Q4: 2001	1,193,050	11,949	4.01%	839,879	6,142	2.93%	18,091	3.56%
1999	$1,090,242	$65,785	6.03%	$955,890	$53,442	5.59%	$119,227	5.83%
2000	1,137,324	76,294	6.71%	933,619	62,309	6.67%	138,603	6.69%
2001	1,054,135	57,668	5.47%	891,251	40,401	4.53%	98,069	5.04%

The table below lists our long-term debt issuance.

Table 24
Long-Term Debt Characteristics
(all dollars in thousands)

Long Term Debt Issue	Debt Rating	Issue Date	Original Issue Amount	Index	Stated Maturity	Estimated Callable Date	Principal Outstanding At Dec. 31, 2001	Interest Rate At Dec. 31, 2001
Sequoia 1 A1	AAA	7/29/97	$334,347	1m LIBOR	2/15/28	Called	0	n/a
Sequoia 1 A2	AAA	7/29/97	200,000	Fed Funds	2/15/28	Called	0	n/a
Sequoia 2 A1	AAA	11/6/97	592,560	1y Treasury	3/30/29	2003	222,554	4.90%
Sequoia 2 A2	AAA	11/6/97	156,600	1m LIBOR	3/30/29	2003	58,816	2.27%
Sequoia 3 A1	AAA	6/26/98	225,459	Fixed to 12/02	5/31/28	Retired	0	n/a
Sequoia 3 A2	AAA	6/26/98	95,000	Fixed to 12/02	5/31/28	Retired	0	n/a
Sequoia 3 A3	AAA	6/26/98	164,200	Fixed to 12/02	5/31/28	2002	56,928	6.35%
Sequoia 3 A4	AAA	6/26/98	121,923	Fixed to 12/02	5/31/28	2002	121,923	6.25%
Sequoia 3 M1	AA/AAA	6/26/98	16,127	Fixed to 12/02	5/31/28	2002	16,127	6.79%
Sequoia 3 M2	A/AA	6/26/98	7,741	Fixed to 12/02	5/31/28	2002	7,741	6.79%
Sequoia 3 M3	BBB/A	6/26/98	4,838	Fixed to 12/02	5/31/28	2002	4,838	6.79%
Sequoia 1A A1	AAA	5/4/99	157,266	1m LIBOR	2/15/28	2002	55,921	2.52%
Sequoia 4 A	AAA	3/21/00	377,119	1m LIBOR	8/31/24	2005	248,304	2.29%
Commercial 1	N/A	3/30/01	8,891	1m LIBOR	11/1/02	N/A	8,891	5.09%
Commercial 2	N/A	3/30/01	8,320	1m LIBOR	10/1/03	N/A	8,320	5.09%
Sequoia 5 A	AAA	10/29/01	496,667	1m LIBOR	10/29/26	2006	491,426	2.27%
Sequoia 5 B1	AA	10/29/01	5,918	1m LIBOR	10/29/26	2006	5,918	2.72%
Sequoia 5 B2	A	10/29/01	5,146	1m LIBOR	10/29/26	2006	5,146	2.72%
Sequoia 5 B3	BBB	10/29/01	2,316	1m LIBOR	10/29/26	2006	2,316	2.72%
Total Long-Term Debt			$2,980,438				$1,315,169	3.42%

In 2001, Fitch Ratings, a credit rating agency, upgraded the credit ratings on three of our debt issues (Sequoia 3 M1 to M3).

Operating Expenses

Our ratio of operating expenses to equity dropped to 3.60% and our efficiency ratio (operating expenses divided by net interest income after credit expenses) dropped to 21% in the fourth quarter of 2001. Operating expenses grew by 18% in 2001 while the scale of our business (as measured by our equity capital base) grew by 43%. We expect that our operating expense ratios may continue to improve in 2002 if we continue to grow. As we increase the scale of our business, we expect to continue to benefit from operating leverage as we expect growth in our operating expenses will be restrained relative to growth in equity and net interest income.

Table 25
Operating Expenses
(all dollars in thousands)

	Reported Operating Expenses	Unconsolidated Holdings Expenses	Operating Expenses Of Closed Business Units	Operating Expenses From Ongoing Operations	Operating Expenses/ Average Equity	Efficiency Ratio: Operating Expenses/ Net Interest Income
Q1: 2000	$2,147	$865	($210)	$2,802	5.24%	36%
Q2: 2000	2,239	590	(6)	2,823	5.30%	36%
Q3: 2000	2,066	536	(5)	2,597	4.87%	37%
Q4: 2000	1,398	400	0	1,798	3.34%	23%
Q1: 2001	2,980	0	0	2,980	5.49%	30%
Q2: 2001	3,378	0	0	3,378	6.13%	30%
Q3: 2001	2,748	0	0	2,748	4.32%	24%
Q4: 2001	2,730	0	0	2,730	3.60%	21%
1999	$3,835	$22,267	($17,616)	$8,486	3.57%	32%
2000	7,850	2,391	(221)	10,020	4.68%	33%
2001	11,836	0	0	11,836	4.75%	26%

Other Income (Expense) and Equity in Losses in Holdings

In 2001, other income and expense primarily consists of variable stock option expense associated with certain stock options. This expense, a type of mark-to-market expense, occurs as our stock price rises above the underlying strike price on a small portion of our outstanding options.

We now report Holdings on a consolidated basis. In years prior to 2001, we accounted for our interest in Holdings as an equity investment; our losses from Holding for these years are reported as "other income and expense." The costs of business units that were closed are the primary expenses associated with Holdings in 1999.

Mark-to-Market Adjustments

Changes in the market value of certain of our mortgage assets and interest rate agreements affect our GAAP earnings each quarter. For the full year of 2001, income statement mark-to-market adjustments totaled negative $0.8 million; these adjustments were due, in part, to the cumulative mark-to-market effect realized upon the adoption of EITF 99-20 and marking assets to bid-side values upon acquisition. We also mark-to-market certain assets through our balance sheet; these adjustments affect our reported book value but not our earnings. Net balance sheet and income statement mark-to-market adjustments were negative $6.1 million in the fourth quarter of 2001 but were positive $2.0 million for the year 2001.

Shareholder Wealth

In the 7.5 years since the commencement of Redwood's operations, cumulative shareholder wealth has grown at a compound rate of 18% per year. We define shareholder wealth as growth in tangible book value per share, plus dividends paid, plus reinvestment of dividends. In calculating shareholder wealth, we assume that dividends are reinvested through the purchase of additional shares at the prevailing book value per share. With this assumption, the shareholder wealth we have created can be compared to book value per share growth at a non-REIT company that has retained its earnings and compounds book value within the company. This is a measure of management value-added, not a measure of actual shareholder returns.

Book value per share was $11.67 in September 1994 when we commenced operations. We increased book value to $22.21 per share at December 31, 2001 through the retention of cash by keeping dividends lower than cash flow, changes in market values of assets, issuance of stock at prices above book value, and repurchases of stock below book value. Since we mark-to-market many of our assets through our balance sheet, reported book value is a good approximation of tangible value in the company. Cumulative dividends paid during this period were $9.87 per share, and reinvestment earnings on those dividends were $6.03 per share. Thus, cumulatively, shareholder wealth has increased from $11.67 per share to $38.11 per share during this 7.5 year period. A company that earned an 18% after-tax return on equity and retained all its earnings would have shown a similar amount of shareholder wealth growth during this period.

Table 26
Shareholder Wealth
(dollars per share)

	Book Value Per Share	Dividends	Cumulative Dividends	Cumulative Reinvestment Earnings on Dividends	Cumulative Shareholder Wealth
Sep. 1994	$11.67	$0.00	$0.00	$0.00	$11.67
Dec. 1994	10.82	0.25	0.25	0.00	11.07
Dec. 1995	12.38	0.96	1.21	0.09	13.68
Dec. 1996	16.50	1.67	2.88	1.07	20.45
Dec. 1997	21.55	2.15	5.03	3.07	29.65
Dec. 1998	20.27	0.28	5.31	2.67	28.25
Dec. 1999	20.88	0.40	5.71	3.07	29.66
Dec. 2000	21.47	1.61	7.32	4.11	32.90
Dec. 2001	22.21	2.55	9.87	6.03	38.11

Taxable Income and Dividends

We generally intend to distribute over time as preferred and common stock dividends 100% of our REIT taxable income earned at our parent company, Redwood Trust, which has elected REIT status (but not the earnings generated in our taxable subsidiaries). Our REIT taxable income may differ materially from our core earnings or reported GAAP income. The table below summarizes the differences between our GAAP earnings and taxable income in each of the past three years. The taxable income results presented for 2001 represents our current best estimate; actual taxable income we report on our tax return to be filed later this year may end up being different from these estimates for a variety of reasons.

Table 27
Differences Between GAAP Earnings and REIT Taxable Income
(dollars per share)

	2001	2000	1999
GAAP Income before preferred dividends	$32,887	$18,934	$1,728
(Earnings)/losses from taxable subsidiaries	(1,023)	1,676	21,633
Amortization expenses	(4,765)	(5,858)	(12,559)
Credit expenses	21	462	995
Operating expenses	3,261	461	(375)
Mark-to-market adjustments	1,577	2,348	(3,610)
REIT Taxable income before dividends	$31,958	$18,023	$7,812
REIT taxable income spillover from prior year	$2,002	$871	$0
REIT taxable income available for distribution	33,960	18,894	7,812
Total dividends (common and preferred)	$29,753	$16,892	$6,941
% of year's REIT taxable income distributed	87%	89%	89%
REIT taxable income spillover into next year	$4,207	$2,002	$871
Shares outstanding at year-end	12,611,749	8,809,500	8,783,341
Per share REIT taxable income spillover	$0.33	$0.23	$0.10

Our common stock dividend policy and distributions are set by our Board of Directors. Generally, distributions depend on our REIT taxable income, GAAP earnings, cash flows, overall financial condition, maintenance of REIT status, and such other factors as the Board of Directors deems relevant. The Board of Directors may reduce our regular dividend rate (but not below the minimum dividend distribution requirements) when it believes it may be in the long-term interest of Redwood Trust and its shareholders to do so. No dividends will be paid or set apart for payment on shares of our common stock unless full cumulative dividends have been paid on our Class B 9.74% Cumulative Convertible Preferred Stock. As of December 31, 2001, full cumulative dividends have been paid on the Class B Preferred Stock.

Under current policy, the Board sets our regular dividend at a rate that it believes is more likely than not to be sustainable, given current expectations for cash flow generation and other factors. In years when our dividend distribution requirements exceed what we believe to be our sustainable dividend rate, the Board may declare one or more special quarterly cash dividends.

Distributions to our shareholders will generally be subject to tax as ordinary income, although a portion of such distributions may be designated by us as capital gain or may constitute a tax-free return of capital. All dividends declared and paid in the last three years have been ordinary income. Our Board of Directors may elect to maintain a steady dividend rate during periods of fluctuating REIT taxable income. In such event, the Board may choose to declare dividends that include a return of capital. We will generally attempt to avoid acquiring assets or structuring financings or sales at the REIT corporate level that may generate unrelated business taxable income (UBTI) or excess inclusion income for our shareholders but there can be no assurance that we will be successful in doing so. We annually furnish to each shareholder a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital. For a discussion of the Federal income tax treatment of our distributions, see "Federal Income Tax Considerations – Taxation of Holders of Redwood Trust's Common Stock" elsewhere in this Form 10-K.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reported period. Actual results could differ from those estimates. The critical accounting policies, and how changes in estimates might affect our financial results and statements, are discussed below.

We estimate the fair value of our assets and hedges using available market information and other appropriate valuation methodologies. We believe the estimates we use accurately reflect the values we may be able to receive should we choose to sell them. Our estimates are inherently subjective in nature and involve matters of uncertainty and judgment to interpret relevant market and other data. Many factors are necessary to estimate market values, including, but not limited to interest rates, prepayment rates, and amount and timing of credit losses.

In addition to our valuation processes, we are active acquirers, and occasional sellers, of the assets we own and we are active users of hedges. Thus, we have the ability to understand and determine changes in assumptions that are taking place in the market place, and make appropriate changes in our assumptions for valuing assets in our portfolio. In addition, we use third party sources to assist in developing our estimates. Furthermore, for many of the assets we pledge to obtain collateralized short-term borrowings, we obtain market valuations from our counterparties on our assets in order to establish the maximum amount of borrowings.

Changes in the perceptions regarding future events can have a material impact on the value of such assets. Should such changes, or other factors, result in significant changes in the market values, our income and/or book value could be adversely affected.

We recognize revenue on most of our assets using the effective yield method. The use of this method requires us to project the cash flow over the remaining life of each asset. Such projections include assumptions about interest rates, prepayment rates, timing and amount of credit losses, when certain tests will be met that may allow for changes in payments made under the structure of securities, and other factors. There can be no assurance that our assumptions used to generate future cash flows, or the current period's yield for each asset, will prove to be accurate. Our current period earnings may be not accurately reflect the yield to be earned on that asset for the remaining life.

We review our cash flow projections on an ongoing basis. We monitor the critical performance factors for each loan and security. Our expectations of future asset cash flow performance are shaped by input and analysis received from external sources, internal models, and our own judgment and experience.

One assumption used in projecting cash flows, and thus our current yield, is the level and timing of credit losses that we expect to incur over the lives of our earning assets. We establish this level of future estimated credit losses as a credit reserve. The reserve is based upon our assessment of various factors affecting our assets, including current and projected economic conditions, delinquency status, and external credit protection. Our actual credit losses, and the timing of these losses, may differ from those estimates used to establish the reserve. Such differences will result in different yields over the life of the asset than we may be currently reporting under GAAP. If such differences are adverse, and the market value of our assets has declined below our carrying value, we may need to take current period mark-to-market charges through our income statement.

We continually review and update, if appropriate, all of our assumptions. Despite this continual review, there can be no assurance that our assumptions used to estimate cash flows, fair values, and effective yields will prove to be correct as interest rates, economic conditions, real estate conditions, and the market's perception of the future constantly change.

FINANCIAL CONDITION, LIQUIDITY, AND CAPITAL RESOURCES

Cash Flow

Cash flow from operations equals earnings adjusted for non-cash items, such as depreciation, amortization, provisions, and mark-to-market adjustments. Free cash flow equals cash flow from operations less capital expenditures and increases in working capital. Generally, free cash flow (together with principal receipts from assets) is available to pay dividends, pay down debt, repurchase stock, or acquire new portfolio assets. Funds retained to support a net increase in portfolio investment generally equals free cash flow less dividends plus any net issuance of stock. The presentation of free cash flow and funds available for portfolio investing is intended to supplement the presentation of cash provided by operating activities in accordance with GAAP. Since all companies do not calculate these alternative measures of cash flow in the same fashion, free cash flow and funds retained for portfolio investing may not be comparable to similarly titled measures reported by other companies.

Over the past several quarters, our cash flow from operations has exceeded our earnings and our dividend distributions. In the fourth quarter of 2001, cash flow from operations was $15.5 million, consisting of earnings of $9.0 million plus non-cash depreciation, amortization, compensation, and mark-to-market adjustments of $6.5 million. Our free cash flow, which is our cash flow from operations plus changes in working capital, property, plant, equipment, and other non-earning assets, was $16.0 million. In addition, we issued $33.7 million in new common stock during the quarter through a common stock offering and our direct stock purchase and dividend reinvestment plan. We used the available cash from these sources to fund our common stock dividend of $8.3 million and to increase our investment in our portfolio activities by $41.4 million.

For the year 2001, cash flow from operations was $43.4 million, an increase from the $25.1 million we generated in 2000. Our cash flow from operations in 2001 was the result of earnings of $30.2 million, plus non-cash expenses and adjustments of $13.2 million. The non-cash expenses are primarily our net premium amortization expense. Working capital decreases net of capital expenditures totaled $4.3 million during the year, resulting in free cash flow of $47.7 million generated during 2001. This free cash flow was used to pay out $23.3 million in common dividends. Our three equity offerings in 2001, plus our dividend reinvestment program provided an additional $85.8 million in capital. Our funds available for incremental investment in our portfolio in 2001 totaled $110.2 million

Table 28
Cash Flow
(all dollars in thousands)

	GAAP Earnings	Non-Cash Items	Cash Flow From Operations	Changes In Working Capital And Other Assets	Free Cash Flow	Common Dividends Paid	(Purchase)/ Sale Of Stock	Net Funds Available for Portfolio Investing
Q1: 2000	$3,283	$3,042	$6,325	$5,070	$11,395	$(2,196)	$45	$9,244
Q2: 2000	3,086	2,476	5,562	4,584	10,145	(3,076)	0	7,069
Q3: 2000	4,878	1,079	5,957	(2,345)	3,612	(3,516)	381	477
Q4: 2000	4,963	2,276	7,239	(4,941)	2,299	(3,700)	2	(1,399)
Q1: 2001	6,680	1,345	8,025	4,536	12,561	(3,876)	986	9,671
Q2: 2001	6,463	3,004	9,467	(1,096)	8,371	(4,448)	548	4,471
Q3: 2001	8,065	2,386	10,451	366	10,817	(6,715)	50,586	54,688
Q4: 2001	8,955	6,496	15,451	541	15,992	(8,268)	33,665	41,389
1999	$(1,013)	$29,468	$28,455	$5,254	$33,709	$(1,323)	$(37,334)	$(4,948)
2000	16,210	8,873	25,083	2,368	27,451	(12,488)	428	15,391
2001	30,163	13,231	43,394	4,347	47,741	(23,307)	85,785	110,219

Our ability to retain significant amounts of the free cash flow that we generate may be diminished in the future should our minimum dividend distribution requirements increase relative to our free cash flow (see the discussion on "Taxable Income and Dividends" above).

Short-Term Borrowings and Liquidity

The substantial majority of our short-term borrowings have maturities of one year or earlier and have interest rates that change monthly to a margin over or under the one month LIBOR interest rate.

Some of our short-term borrowing facilities are committed, for which we pay fees, but most are uncommitted. Our facilities are generally for a term of up to one year, although certain assets maybe funded for periods up to three years. These facilities have restrictions on pledged asset types and debt covenant tests; we continue to meet these requirements.

At December 31, 2001, we have over a dozen uncommitted facilities for short-term collateralized debt, with credit approval for $4 billion of borrowings. We have had no difficulty securing short-term borrowings on favorable terms. Outstanding borrowings under these agreements were $568 million at December 31, 2001, a decrease from $690 million at year-end 2000 due to a reduction in our securities portfolio.

We also had two short-term facilities available to fund our residential mortgage loan portfolio at December 31, 2001. These facilities totaled over $1 billion; we had $146 million outstanding borrowings at December 31, 2001, and $6 million outstanding borrowings at December 31, 2000. We anticipate using these facilities, and possibly enter into new facilities, as we acquire whole loans in anticipation of a securitization.

We had three borrowing facilities for residential credit-enhancement securities totaling $140 million and two borrowing facilities for commercial mortgage loans totaling $58 million at December 31, 2001. Outstanding borrowings under these agreements were $83 million at December 31, 2001, and $61 million at December 31, 2000.

At this time we see no material negative trends that we believe would affect our access to short-term borrowings or bank credit lines sufficient to maintain safe operations, that would suggest that our liquidity reserves would be called upon, or that would likely cause us to be in danger of a covenant default. However, many factors, including ones external to us, may affect our liquidity in the future.

In the first quarter of 2002, we added borrowing facilities for our residential credit-enhancement securities and our residential mortgage loans. There can be no assurance that we will be able to find or retain sufficient borrowing agreements to fund all our potential acquisition opportunities.

Under our internal risk-adjusted capital system, we maintain liquidity reserves in the form of cash and unpledged liquid assets. These liquidity reserves may be needed in the event of a decline in the market value, or a change in the acceptability to lenders of the collateral we pledge to secure short-term borrowings, or for other liquidity needs. We maintained liquidity reserves at or in excess of our policy levels during 2001. At December 31, 2001, we had $74 million of unrestricted cash and highly liquid (unpledged) assets available to meet potential liquidity needs. Total available liquidity equaled 9% of our short-term debt balances. At December 31, 2000, we had $54 million of liquid assets, equaling 7% of our short-term debt balances.

Long-Term Debt

The $1.3 billion of long-term debt on our December 31, 2001 consolidated balance sheet is non-recourse debt. Substantially all this debt was issued through our special purpose financing subsidiary, Sequoia, and is collateralized by residential mortgage loans. The remaining $17 million of this debt is backed by commercial loans and was created through the sale of senior participations. The holders of our long-term debt can look only to the cash flow from the mortgages specifically collateralizing the debt for repayment. By using this source of financing, our liquidity risks are limited. Our special purpose financing subsidiaries that issue debt have no call on Redwood's general liquidity reserves, and there is no debt rollover risk as the loans are financed to maturity. The market for AAA-rated long-term debt of the type that we issue to fund residential loans through Sequoia is a large, global market that has been relatively stable for many years. At this time, we believe we could issue more of this debt on reasonable terms if we should choose to do so. During 2001, we sold two commercial loan participations of $17 million. In March 2002, we sold an additional senior participation for $8 million. The market for senior participations on commercial loans of the types in our portfolio is limited and there can be no assurance that we will be able to sell future participations.

Equity Capital and Risk-Adjusted Capital Guidelines

Excluding short- and long-term collateralized debt, we are capitalized entirely by common and preferred equity capital. Our equity base increased from $216 million to $308 million in 2001 as a result of three equity offerings totaling $80 million, $3 million in asset appreciation, $3 million in retention of cash flow, and $6 million in stock issuance through our direct stock purchase and dividend reinvestment program. We raised another $40 million of new capital through an equity offering in February 2002 and have raised $6 million of capital through our direct stock purchase and dividend reinvestment program in the first three months of 2002. We will seek to raise additional equity capital in the future when opportunities to expand our business are attractive and when such issuance is likely to benefit long-term earnings and dividends per share.

The amount of portfolio assets that can be supported with a given capital base is limited by our internal risk-adjusted capital policies. Our risk-adjusted capital policy guideline amounts are expressed in terms of an equity-to-assets ratio and vary with market conditions and asset characteristics. Our risk-adjusted capital guideline is further discussed under "Capital Risks". At December 31, 2001, our minimum capital amounts were: 73% of residential credit-enhancement portfolio interests; 100% of net retained interests in residential loan portfolio after long-term debt issuance (Sequoia equity); 8% of short-term debt funded residential whole loans; 11% of securities portfolio; and 37% of commercial mortgage loan portfolio.

Our total risk-adjusted capital guideline amount for assets on our balance sheet was $279 million (11% of asset balances) at December 31, 2001. Capital required for outstanding commitments at December 31, 2001 for asset purchases settling later in 2002 was $3 million. Thus, at December 31, 2001, our total capital committed at quarter end was $282 million, our total capital available was $308 million, and our excess capital to support growth in the first quarter of 2002 was $26 million.

Balance Sheet Leverage

As reported on Redwood's balance sheet of December 31, 2001, our equity-to-assets ratio was 13% and our debt-to-equity ratio was 6.9 times. We believe Redwood's balance sheet is generally less leveraged than many banks, savings and loans, and other financial institutions such as Fannie Mae and Freddie Mac that are in similar businesses to ours.

A majority of Redwood Trust's debt is non-recourse debt. Holders of non-recourse debt can look only to the pledged assets – and not to Redwood – for repayment. Therefore, another useful measure of the leverage Redwood employs is to compute ratios comparing Redwood's equity base to its recourse debt levels and Redwood's "at-risk" assets (our assets excluding those assets pledged to non-recourse debt). These adjustments generally conform Redwood's balance sheet to what would be reported if Redwood accounted for its securitizations as sales rather than financings. Total reported assets at December 31, 2001 were $2.4 billion; of these, $1.3 billion were pledged to non-recourse debt and $1.1 billion were "at-risk". Total reported liabilities at December 31, 2001 were $2.1 billion; non-recourse debt was $1.2 billion and recourse debt was $0.8 billion. At year-end, our ratio of equity-to-at-risk-assets was 28% and our ratio of recourse-debt-to-equity was 2.6 times.

Our long-term plan is reduce short-term recourse debt levels, in part by replacing this debt with long-term non-recourse debt. If we are successful in this funding strategy, and we continue to grow, our reported leverage levels may increase at the same time that our recourse leverage levels will decrease.

Table 29
Leverage Ratios
(all dollars in thousands)

	At Risk Assets	Recourse Debt And Other Liabilities	Equity	Equity To At-Risk Assets	Recourse Debt and Liabilities To Equity	Equity To Reported Assets	Reported Debt To Equity
Q1: 2000	$1,141,241	$931,541	$209,700	18%	4.4	9%	10.6
Q2: 2000	1,026,281	817,897	208,384	20%	3.9	9%	9.8
Q3: 2000	1,043,554	832,890	210,664	20%	4.0	10%	9.4
Q4: 2000	983,097	767,433	215,664	22%	3.6	10%	8.7
Q1: 2001	1,226,951	1,005,280	221,671	18%	4.5	10%	9.3
Q2: 2001	1,099,885	875,871	224,014	20%	3.9	11%	8.3
Q3: 2001	1,387,409	1,107,557	279,852	20%	4.0	12%	7.1
Q4: 2001	1,120,061	812,288	307,773	28%	2.6	13%	6.9
1999	$1,471,570	$1,261,635	$209,935	14%	6.0	9%	10.5
2000	983,097	767,433	215,664	22%	3.6	10%	8.7
2001	1,120,061	812,288	307,773	28%	2.6	13%	6.9

We seek to manage the risks inherent in all financial institutions – including credit risk, liquidity risk, interest rate risk, prepayment risk, market value risks, and capital risks -- in a prudent manner designed to insure our company's longevity. At the same time, we endeavor to provide our shareholders an opportunity to realize a high, steady, and rising dividend and an attractive total rate of return through stock ownership in our company. In general, we seek, to the best of our ability, to assume risks that can be quantified from historical experience, to actively manage such risks, to earn sufficient compensation to justify the taking of such risks, and to maintain capital levels consistent with the risks we do take.

Credit Risk

The majority of our potential credit risk comes from high-quality residential mortgage loans. This includes residential mortgage loans we own and loans we effectively "guarantee" or "insure" through acquisitions of credit-enhancement securities. We also are exposed to potential credit risks in our commercial mortgage loan portfolio. A small amount of our securities portfolio is currently exposed to credit risk; the bulk of this portfolio has very high credit ratings and would not normally be expected to incur credit losses. We also have credit risk with counter-parties with whom we do business.

It should be noted that the establishment of a credit reserve for GAAP or a designated credit reserve under the effective yield method does not reduce our taxable income or our dividend payment obligations as a REIT. For taxable income, many of our credit expenses will be recognized only as incurred. Thus, the timing and recognition amount of credit losses for GAAP and tax, and for our earnings and our dividends, may differ. A material increase in actual credit losses may not affect our GAAP income due to our reserves but could materially reduce our dividend payment obligations.

The method that we use to account for future credit losses depends upon the type of asset that we own. For our credit-enhancement securities, we establish a credit reserve upon the acquisition of such assets under the effective yield method of accounting. In addition, first loss and other credit-enhancement interests that are junior to our positions that we do not own act as a form of external credit reserve for us on a specific asset basis; these interests junior to ours will absorb credit losses in the pool of underlying mortgage loans before the principal of our interest will be affected. For our residential and commercial mortgage loans, we establish a credit reserve based on anticipation of losses by taking credit provisions through our income statement. Most of the assets in our securities portfolio do not have material credit risk, and, thus, no credit reserves are established. When we acquire assets for this portfolio where credit risk exists, we will establish the appropriate reserve as necessary.

Liquidity Risk

Our primary form of financing is the issuance of long-term, non-recourse securitized debt that very closely matches the interest rate, prepayment rate, and maturities of our assets that we pledge to secure this debt. Once we issue this debt, our recourse exposure to the underlying assets is limited to our net investment after debt issuance. We believe this is a secure and robust form of financing that effectively eliminates liquidity risk for this portion of our balance sheet and eliminates a variety of other potential risks as well.

Our primary liquidity risk arises from financing long-maturity mortgage assets with short-term debt. Even if the interest rate adjustments of these assets and liabilities are well matched, maturities may not be matched. Trends in the liquidity of the capital markets in general may affect our ability to rollover short-term debt. At December 31, 2001, we had $797 million of short-term debt collateralized by assets. Of this debt, $568 million was collateralized by investment-grade securities, $66 million by residential credit-enhancement securities, $17 million by commercial mortgage loans, and $146 million by high-quality residential mortgage loans under accumulation for a future securitization. If our short term debt was called, or we could not renew lines, we may need to sell assets in an unfavorable environment. There can be no assurance that such sales would satisfy our liabilities. The events of September 11, 2001 did not impact our liquidity. We have and continue to develop business continuity plans which may help preserve access to liquidity and help mitigate the effect of any disruptions to our operations in the event of a disaster. As a part of our long-term planning, we generally intend to reduce our short-term debt levels, especially short-term debt used to fund long maturity assets that we intend to retain. We expect, under our current plan, that our primary use of short-term debt will be to fund assets under accumulation for securitization.

The table below presents our contractual obligations as of December 31, 2001. The debt appears on our balance sheet. The operating leases are commitments which are expensed as paid per terms of the contracts. Additional information on these obligations are presented in our Notes to Consolidated Financial Statements.

Table 30
Contractual Obligations
(all dollars in thousands)

	Total	Stated Maturities	Comments
Short-term debt	$796,811	2002	Weighted average maturity is 82 days
Long-term debt, residential	$1,296,504	2017 - 2029	Non-recourse debt amortizes as residential collateral pays down
Long-term debt, commercial	$17,211	2002 - 2003	Non-recourse debt amortizes as commercial collateral pays down
Asset purchase commitments	$17,400	2002	Most acquisitions were completed in first quarter 2002
Operating leases	$2,600	2002-2005	Office rent and software licenses

Interest Rate Risk

Our strategy is to maintain an asset/liability posture that is effectively match-funded so that the achievement of our long-term goals is unlikely to be affected by changes in interest rates, yield curves, or mortgage prepayment rates. At year-end 2001, the interest rate characteristics of our debt closely matched the interest rate characteristics of our assets that were funded with debt. We had $2.1 billion of adjustable-rate debt matched with $2.1 billion of adjustable-rate assets. We had $308 million of equity invested primarily in fixed rate assets and working capital.

As a part of our current asset/liability strategy, we have been maintaining a slight mismatch between the interest rate adjustment periods of our adjustable-rate debt and our adjustable-rate assets. In effect, we own six-month LIBOR assets (and, to a lesser degree, one-year Treasury index assets) funded with one month LIBOR debt. The interest rate on this debt adjusts each month to the current one month LIBOR rate plus a margin. The interest rate on the six-month LIBOR assets adjusts more slowly to market conditions; each month, the coupon rate on approximately one-sixth of these assets adjusts to the current six-month LIBOR rate plus a margin. Any single change in short-term interest rates could thus have some short-term effect on our earnings (generally, for the next two quarters). We would expect that the spread between our asset yields and our cost of borrowed funds would be more favorable in a falling short-term interest rate environment than in a rising short-term interest rate environment. This trend may be partially or fully offset over time by the equity-funded portion of our balance sheet, which would generally have increasing net interest earnings (and perhaps better credit results) in a rising rate environment.

In 2001, short-term interest rates fell throughout the year, and our earnings benefited from this pricing adjustment mismatch. We would expect our spread to narrow over the next few quarters assuming interest rates stabilize or rise.

We have achieved our desired asset/liability mix on-balance sheet. As the table below shows our variable-rate asses are generally funded with variable-rate debt and our fixed-rate assets are generally funded with equity. As a result, we have generally ceased our hedging activities. We intend to use interest rate agreements as part of our asset/liability strategy in the future when necessary to achieve our asset/liability management goals.

Table 31
Asset / Liability Matching as of December 31, 2001
(all dollars in thousands)

Asset Type	Asset Amount	One Month LIBOR Liabilities	One Year Treasury Liabilities	Hybrid Liabilities	Non-Interest Bearing Liabilities	Equity	Total Liabilities And Equity
Cash (unrestricted)	$9,030	$9,030	$0	$0	$0	$0	$9,030
One Month LIBOR	479,309	479,309	0	0	0	0	479,309
Six Month LIBOR	965,359	965,359	0	0	0	0	965,359
COFI/Other ARM	71,586	71,586	0	0	0	0	71,586
One Year Treasury	545,015	321,668	223,347	0	0	0	545,015
Fixed / Hybrid< 1 Yr *	38,219	38,219	0	0	0	0	23,581
Hybrid	196,633	2,008	0	0	0	194,625	211,271
Fixed	104,120	0	0	0	0	104,120	104,120
Non-Earning Assets	26,373	0	0	0	17,345	9,028	26,373
Total	$2,435,644	$1,887,179	$223,347	$0	$17,345	$307,773	$2,435,644

*: Projected principal receipts on fixed-rate and hybrid assets over the next twelve months.

Changes in interest rates can have many affects on our business aside from those discussed in this section, including affecting our liquidity, market values, and mortgage prepayment rates.

Prepayment Risk

We seek to maintain an asset/liability posture that mitigates the effects that mortgage prepayment trends may have on our ability to achieve our long-term objectives. For the development of our business, there are positive and negative aspects to both slow prepayment rate environments and fast prepayment rate environments. In general, it would be difficult to say which scenario would be preferred over the longer term.

Prepayments affect short-term GAAP earnings primarily through amortization of purchase premium and discount. Although we have roughly equal amounts of premium and discount, variations in a specific asset's current and long-term estimated prepayment rates and differing accounting methods for various types of assets can cause earnings fluctuations as individual asset prepayment rates change.

Table 32
Unamortized Premium and Discount Balances
(all dollars in thousands)

	Gross Premium	Gross Discount	Net Premium/ (Discount)	Net Amortization (Expense)
Q1: 2000	$31,948	$(14,273)	$17,675	$(522)
Q2: 2000	29,068	(17,602)	11,466	45
Q3: 2000	29,202	(20,223)	8,979	(1,040)
Q4: 2000	25,437	(21,400)	4,037	(818)
Q1: 2001	29,598	(25,809)	3,789	(869)
Q2: 2001	29,046	(36,230)	(7,184)	(1,885)
Q3: 2001	27,921	(34,308)	(6,387)	(1,977)
Q4: 2001	26,518	(30,562)	(4,044)	(4,852)
1999	$30,449	$(24,191)	$6,258	$(5,162)
2000	25,437	(21,400)	4,037	(2,335)
2001	26,518	(30,562)	(4,044)	(9,583)

We could have material net premium amortization expenses even if we do not have a high net premium balance. This could occur because our premium mortgage assets generally prepay at a faster rate than do our discount mortgage assets, and because the yields of our premium assets are generally more sensitive to changes in prepayment rates than are the yields of our discount assets. Yields for most of our assets are affected both by estimated future long-term prepayment rates and by current prepayment rates.

Market Value Risk

At December 31, 2001, we owned mortgage securities and loans totaling $691 million that we account for on a mark-to-market basis (in the case of mortgage loans, on a lower-of-cost-or-market basis) for purposes of determining reported earnings. Of these assets, 100% had adjustable-rate coupons. Market value fluctuations for our assets not only affect our reported earnings, but also can affect our liquidity, especially to the extent these assets are funded with short-term borrowings. We currently do not have a significant number of interest rate agreements; such agreements are reported at market value, with any periodic changes reported either through the income statement or our balance sheet. Furthermore, under SFAS 133, certain assets whose market value changes are not currently reported through the income statement may have such changes reported through the income statement if such assets are hedged.

At December 31, 2001, we owned $367 million of assets that were marked-to-market through our balance sheet but not our income statement. Market value fluctuations of these assets can affect the reported value of our stockholders' equity base.

Capital Risk

Our capital levels, and thus our access to borrowings and liquidity, may be tested, particularly if the market value of our assets securing our short-term borrowings declines or the market for short-term borrowings changes in an adverse manner.

Through our risk-adjusted capital policy, we assign a guideline capital adequacy amount, expressed as a guideline equity-to-assets ratio, to each of our mortgage assets. For short-term funded assets, this ratio will fluctuate over time, based on changes in that asset's credit quality, liquidity characteristics, potential for market value fluctuation, interest rate risk, prepayment risk, and the over-collateralization requirements for that asset set by our collateralized short-term lenders. Capital requirements for securities rated below AA, residential credit-enhancement interests, retained interests from our Sequoia securitizations of our residential retained portfolio assets, commercial mortgage whole loans, and retained commercial mortgage junior participants are generally higher than for higher-rated securities and residential whole loans. Capital requirements for less-liquid assets depend chiefly on our access to secure funding for these assets, the number of sources of such funding, the funding terms, and on the amount of extra capital we decide to hold on hand to protect against possible liquidity events with these assets. Capital requirements for most of our retained interests in Sequoia generally equal our net investment. The sum of the capital adequacy amounts for all of our mortgage assets is our aggregate capital adequacy guideline amount.

We do not expect that our actual capital levels will always exceed the guideline amount. If interest rates were to rise in a significant manner, our capital guideline amount may rise, as the potential interest rate risk of our assets would increase, at least on a temporary basis, due to periodic and life caps and slowing prepayment rates for mortgage assets. We measure all of our assets funded with short-term debt at estimated market value for the purpose of making risk-adjusted capital calculations. Our actual capital levels, as determined for the risk-adjusted capital policy, would likely fall as rates increase and as the market values of our assets, net of mark-to-market gains on hedges, decrease. (Such market value declines may be temporary, as future coupon adjustments on adjustable-rate mortgage loans may help to restore some of the lost market value.)

In this circumstance, or any other circumstance in which our actual capital levels decreased below our capital adequacy guideline amount, we would generally cease the acquisition of new assets until capital balance was restored through prepayments, interest rate changes, or other means. In certain cases prior to a planned equity offering or other circumstances, the Board of Directors may authorize management to acquire assets in a limited amount beyond the usual constraints of our risk-adjusted capital policy.

Inflation Risk

Virtually all of our assets and liabilities are financial in nature. As a result, interest rates, changes in interest rates, and other factors drive our performance far more than does inflation. Changes in interest rates do not necessarily correlate with inflation rates or changes in inflation rates.

Our financial statements are prepared in accordance with GAAP and, as a REIT, our dividends must equal at least 90% of our net REIT income as calculated for tax purposes. In each case, our activities and balance sheet are measured with reference to historical cost or fair market value without considering inflation.

Quantitative Information About Market Risk

The table below incorporates information that may be useful in analyzing certain market-value risks on our balance sheet. One scenario regarding potential future principal prepayments and interest rates of our assets and liabilities is presented in this table. There are many assumptions used to generate this information and there can be no assurance that assumed events will occur as anticipated. Future sales, principal repayments, acquisitions, calls, and restructurings could materially change our interest rate risk profile. As discussed throughout this Form 10-K, many factors will affect our earnings.

For our interest-rate sensitive assets, the table presents principal cash flows and related average interest rates by year of maturity. The forward curve (future interest rates as implied by the yield structure of debt markets) as of December 31, 2001 was used to project the average coupon rates for each year presented, based on the existing characteristics of our portfolio. The timing of principal cash flows includes assumptions on the prepayment speeds of these assets based on their recent prepayment performance and future prepayment performance consistent with this scenario; actual prepayments speeds could vary significantly from these assumptions. Furthermore, this table does not include anticipated credit losses and assumes all of the principal we are entitled to receive will be received. The actual amount and timing of credit losses will affect the principal payments and effective rates during all periods.

QUANTITATIVE INFORMATION ON MARKET RISK

(All Dollars in Thousands)

INTEREST RATE SENSITIVE ASSETS		Principal Amounts Maturing and Effective Rates During Period						At December 31, 2001		
		2002	2003	2004	2005	2006	Thereafter	Principal Value	Reported Value	Est. Market Value
Residential Mortgage Loans										
Adjustable Rate	Principal Value	466,173	299,785	193,444	137,671	99,588	273,807	1,470,468	1,474,862	1,471,468
	Interest Rate	4.77%	5.87%	6.90%	7.30%	7.57%	7.92%		100.30%	100.07%
Residential Credit-Enhancement Securities										
Adjustable Rate	Principal	9,595	2,038	1,421	810	6,093	33,465	53,422	31,069	31,069
	Interest Rate	5.22%	6.55%	7.76%	8.20%	8.50%	9.28%		58.16%	58.16%
Hybrid	Principal	6,059	11,744	10,768	13,335	17,106	61,804	120,816	65,015	65,015
	Interest Rate	6.58%	6.58%	6.58%	6.95%	8.27%	8.61%		53.81%	53.81%
Fixed Rate	Principal	2,276	2,433	5,605	16,768	28,781	123,334	179,197	94,730	94,730
	Interest Rate	6.72%	6.72%	6.72%	6.72%	6.72%	6.72%		52.86%	52.86%
Commercial Mortgage Loans										
Adjustable Rate	Principal Value	633	35,526	6,125	0	0	0	42,284	41,789	41,813
	Interest Rate	10.20%	10.20%	4.96%	n/a	n/a	n/a		98.83%	98.89%
Hybrid	Principal Value	116	128	168	179	178	8,738	9,507	9,295	9,295
	Interest Rate	11.00%	11.00%	9.50%	9.59%	10.44%	10.63%		97.78%	97.78%
Securities Portfolio										
Adjustable Rate	Principal Value	167,789	111,287	74,451	49,962	33,664	70,800	507,953	513,548	513,548
	Interest Rate	5.69%	5.90%	7.17%	7.68%	7.98%	8.32%		101.10%	101.10%
Hybrid	Principal Value	29,651	19,412	46,008	22,740	40,276	0	158,087	158,149	158,149
	Interest Rate	6.31%	6.31%	6.41%	6.51%	6.51%	n/a		100.04%	100.04%
Fixed Rate and Interest Only Securities	Principal Value	117	804	1,227	945	729	3,093	6,915	11,784	11,784
	Interest Rate	8.07%	8.07%	8.07%	8.07%	8.07%	8.07%		n/m	n/m

INTEREST RATE SENSITIVE LIABILITIES		Principal Amounts Maturing and Effective Rates During Period								
		2002	2003	2004	2005	2006	Thereafter	Principal Value	Reported Value	Est. Market Value
SHORT-TERM DEBT										
Reverse Repurchase Agreements	Principal	780,024	3,138	13,649	0	0	0	796,811	796,811	796,811
and Bank Warehouse Facilities	Interest Rate	2.20%	6.30%	7.39%	n/a	n/a	n/a		100.00%	100.00%
LONG-TERM DEBT										
Variable Rate	Principal	415,824	280,301	165,574	115,591	83,239	254,640	1,315,169	1,313,715	1,295,323
	Interest Rate	4.14%	5.12%	5.87%	6.25%	6.51%	6.77%		99.89%	99.49%

DETAIL OF INTEREST RATE AGREEMENTS*		Notional Amounts Maturing and Effective Rates During Period								
		2001	2002	2003	2004	2005	Thereafter	Notional Value	Reported Value	Est. Market Value
Caps with Strike Rates < 7%	Notional	8,000	0	0	0	0	0	8,000	0	0
	Strike Rate	6.72%	n/a	n/a	n/a	n/a	n/a		0.00%	0.00%
Caps with Strike Rates of 7% to 10%	Notional	5,000	0	0	0	0	0	5,000	0	0
	Strike Rate	8.60%	n/a	n/a	n/a	n/a	n/a		0.00%	0.00%
Caps with Strike Rates > 10%	Notional	300,000	0	0	0	0	0	300,000	0	0
	Strike Rate	10.40%	n/a	n/a	n/a	n/a	n/a		0.00%	0.00%

* *Interest Rate Agreements which represent mirroring transactions are not included in this table.*

Item 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Consolidated Financial Statements of the Company and Holdings and the related Notes, together with the Reports of Independent Accountants thereon, are set forth on pages F-1 through F-23 of this Form 10-K and incorporated herein by reference.

Item 9. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by Item 10 as to directors and executive officers of the Company is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A under the headings "Election of Directors" and "Management of the Company."

Item 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A under the heading "Executive Compensation."

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by Item 12 is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A under the heading "Security Ownership of Certain Beneficial Owners and Management."

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by Item 13 is incorporated herein by reference to the definitive Proxy Statement to be filed pursuant to Regulation 14A under the heading "Executive Compensation – Certain Relationships and Related Transactions."

PART IV

Item 14. EXHIBITS, CONSOLIDATED FINANCIAL STATEMENTS SCHEDULES AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:

(1) Consolidated Financial Statements

(2) Schedules to Consolidated Financial Statements:
All Consolidated Financial Statements schedules not included have been omitted because they are either inapplicable or the information required is provided in the Company's Consolidated Financial Statements and Notes thereto, included in Part II, Item 8, of this Annual Report on Form 10-K.

(3) Exhibits:

Exhibit Number	Exhibit
3.1	Articles of Amendment and Restatement of the Registrant (a)
3.1.1	Certified Certificate of Amendment of the Charter of Registrant (k)
3.2	Articles Supplementary of the Registrant (a)
3.3	Amended and Restated Bylaws of the Registrant (b)
3.3.1	Amended and Restated Bylaws, amended December 13, 1996 (g)
3.3.2	Amended and Restated Bylaws, amended March 15, 2001 (p)
3.3.3	Amended and Restated Bylaws, amended January 24, 2002
3.4	Articles Supplementary of the Registrant, dated August 14, 1995 (d)
3.4.1	Articles Supplementary of the Registrant relating to the Class B 9.74% Cumulative Convertible Preferred Stock, filed August 9, 1996 (f)
4.2	Specimen Common Stock Certificate (a)
4.3	Specimen Class B 9.74% Cumulative Convertible Preferred Stock Certificate (f)
4.4	In May 1999, the Bonds issued pursuant to the Indenture, dated as of June 1, 1997, between Sequoia Mortgage Trust 1 and First Union National Bank, as Trustee, were redeemed, restructured, and contributed to Sequoia Mortgage Trust 1A, interests in which were then privately placed with investors (i)
4.4.1	Indenture dated as of October 1, 1997 between Sequoia Mortgage Trust 2 (a wholly-owned, consolidated subsidiary of the Registrant) and Norwest Bank Minnesota, N.A., as Trustee (j)
4.4.2	Sequoia Mortgage Trust 1A Trust Agreement, dated as of May 4, 1999 between Sequoia Mortgage Trust 1 and First Union National Bank (l)
4.4.3	Indenture dated as of October 1, 2001 between Sequoia Mortgage Trust 5 (a wholly-owned consolidated subsidiary of the Registrant) and Bankers Trust Company of California, N.A., as Trustee (q)
9.1	Voting Agreement, dated March 10, 2000 (p)
10.1	[Reserved]
10.2	[Reserved]
10.3	[Reserved]
10.4	Founders Rights Agreement, dated August 19, 1994, between the Registrant and the original holders of Common Stock of the Registrant (a)
10.5	Form of Reverse Repurchase Agreement for use with Agency Certificates, Privately-Issued Certificates and Privately-Issued CMOs (a)
10.5.1	Form of Reverse Repurchase Agreement for use with Mortgage Loans (d)
10.6.1	[Reserved]
10.7	[Reserved]
10.8	Forms of Interest Rate Cap Agreements (a)
10.9	[Reserved]
10.9.2	[Reserved]
10.9.3	Custodian Agreement (U.S. Custody), dated December 1, 2000, between the Registrant and Bankers Trust Company (p)
10.10	Employment Agreement, dated August 19, 1994, between the Registrant and George E. Bull (a)
10.11	Employment Agreement, dated August 19, 1994, between the Registrant and Douglas B. Hansen (a)
10.12	[Reserved]
10.13	[Reserved]
10.13.1	Employment Agreement, dated March 13, 2000, between the Registrant and Harold F. Zagunis (n)
10.13.2	Employment Agreement, dated March 23, 2001, between the Registrant and Andrew I. Sirkis (p)
10.13.3	Employment Agreement, dated April 20, 2000, between the Registrant and Brett D. Nicholas (p)
10.14	1994 Amended and Restated Executive and Non-Employee Director Stock Option Plan (c)

10.14.1	1994 Amended and Restated Executive and Non-Employee Director Stock Option Plan, amended March 6, 1996 (d)
10.14.2	Amended and Restated 1994 Executive and Non-Employee Director Stock Option Plan, amended December 13, 1996 (h)
10.14.3	Amended and Restated Executive and Non-Employee Director Stock Option Plan, amended March 4, 1999 (o)
10.14.4	Amended and Restated Executive and Non-Employee Director Stock Option Plan, amended January 18, 2001 (p)
10.27	[Reserved]
10.29	[Reserved]
10.29.1	Form of Dividend Reinvestment and Stock Purchase Plan (g)
10.30	[Reserved]
10.30.1	[Reserved]
10.31	RWT Holdings, Inc. Series A Preferred Stock Purchase Agreement, dated March 1, 1998 (m)
10.32	Administrative Personnel and Facilities Agreement dated as of April 1, 1998, between Redwood Trust, Inc. and RWT Holdings, Inc. (m)
10.32.1	First Amendment to Administrative Personnel and Facilities Agreement dated as of April 1, 1998, between Redwood Trust, Inc. and RWT Holdings, Inc. (m)
10.33	Lending and Credit Support Agreement dated as of April 1, 1998, between RWT Holdings, Inc., Redwood Residential Funding, Inc., Redwood Commercial Funding, Inc., and Redwood Financial Services, Inc., and Redwood Trust, Inc. (m)
10.34	Form of Master Forward Commitment Agreements for RWT Holdings, Inc., Residential Redwood Funding, Inc., Redwood Commercial Funding, Inc. and Redwood Financial Services, Inc. (m)
11.1	Statement re: Computation of Per Share Earnings
21	List of Subsidiaries
23	Consent of Accountants

(a) Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-11 (33-92272) filed by the Registrant with the Securities and Exchange Commission on May 19, 1995.

(b) Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-11 (33-97946) filed by the Registrant with the Securities and Exchange Commission on October 10, 1995.

(c) Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-11 (33-94160) filed by the Registrant with the Securities and Exchange Commission on June 30, 1995.

(d) Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-11 (333-02962) filed by the Registrant with the Securities and Exchange Commission on March 26, 1996.

(e) [Reserved]

(f) Incorporated by reference to the correspondingly numbered exhibit to the Registration Statement on Form S-11 (333-08363) filed by the Registrant with the Securities and Exchange Commission on July 18, 1996.

(g) Incorporated by reference to the Registration Statement on Form S-3 (333-18061) filed by the Registrant with the Securities and Exchange Commission on January 2, 1997.

(h) Incorporated by reference to the correspondingly numbered exhibit to Form 8-K (26436) filed by the Registrant with the Securities and Exchange Commission on January 7, 1997.

(i) Incorporated by reference to the Form 8-K filed by Sequoia Mortgage Funding Corporation with the Securities and Exchange Commission on August 12, 1997.

(j) Incorporated by reference to the Form 8-K filed by Sequoia Mortgage Funding Corporation with the Securities and Exchange Commission on November 18, 1997.

(k) Incorporated by reference to the Form 8-K (1-13759) filed by the Registrant with the Securities and Exchange Commission on July 20, 1998.

(l) Incorporated by reference to the Form 10-Q (0-26436) filed by the Registrant with the Securities and Exchange Commission for the fiscal quarter ended June 30, 1999.

(m) Incorporated by reference to the Form 10-K (1-13759) filed by the Registrant with the Securities and Exchange Commission for the fiscal year ended December 31, 1998.

(n) Incorporated by reference to the Form 10-Q (1-13759) filed by the Registrant with the Securities and Exchange Commission for the fiscal quarter ended March 31, 2000.

(o) Incorporated by reference to the Form 10-K (1-13759) filed by the Registrant with the Securities and Exchange Commission for the fiscal year ended December 31, 1999.

(p) Incorporated by reference to the Form 10-K (1-13759) filed by the Registrant with the Securities and Exchange Commission for the fiscal year ended December 31, 2000.

(q) Incorporated by reference to the Form 8-K (1-13759) filed by Sequoia Mortgage Funding Corporation with the Securities and Exchange Commission on November 15, 2001.

(b) Reports on Form 8-K:

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

REDWOOD TRUST, INC.

Dated: March 21, 2002

By: /s/ George E. Bull
George E. Bull
Chairman and Chief Executive Officer

Pursuant to the requirements the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George E. Bull	George E. Bull Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 21, 2002
/s/ Douglas B. Hansen	Douglas B. Hansen Director, President	March 21, 2002
/s/ Harold F. Zagunis	Harold F. Zagunis Chief Financial Officer, Secretary, Treasurer and Controller (Principal Financial and Accounting Officer)	March 21, 2002
/s/ Richard D. Baum	Richard D. Baum Director	March 21, 2002
/s/ Thomas C. Brown	Thomas C. Brown Director	March 21, 2002
/s/ Mariann Byerwalter	Mariann Byerwalter Director	March 21, 2002
/s/ Thomas F. Farb	Thomas F. Farb Director	March 21, 2002
/s/ Charles J. Toeniskoetter	Charles J. Toeniskoetter Director	March 21, 2002
/s/ David L. Tyler	David L. Tyler Director	March 21, 2002

REDWOOD TRUST, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT ACCOUNTANTS

For Inclusion in Form 10-K

Annual Report Filed with

Securities and Exchange Commission

December 31, 2001

REDWOOD TRUST, INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PART I. FINANCIAL INFORMATION
ITEM 1. CONSOLIDATED FINANCIAL STATEMENTS

REDWOOD TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2001	December 31, 2000
ASSETS		
Residential mortgage loans	$ 1,474,862	$ 1,130,997
Residential credit-enhancement securities	190,813	80,764
Commercial mortgage loans	51,084	57,169
Securities portfolio	683,482	764,775
Cash and cash equivalents	9,030	15,483
Total Earning Assets	2,409,271	2,049,188
Restricted cash	3,399	5,240
Accrued interest receivable	13,729	16,084
Principal receivable	7,823	7,986
Other assets	1,422	3,617
Total Assets	$ 2,435,644	$ 2,082,115
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Short-term debt	$ 796,811	$ 756,222
Long-term debt, net	1,313,715	1,095,835
Accrued interest payable	2,569	5,657
Accrued expenses and other liabilities	6,498	4,180
Dividends payable	8,278	4,557
Total Liabilities	2,127,871	1,866,451
STOCKHOLDERS' EQUITY		
Preferred stock, par value $0.01 per share; Class B 9.74% Cumulative Convertible 902,068 shares authorized, issued and outstanding ($28,645 aggregate liquidation preference)	26,517	26,517
Common stock, par value $0.01 per share; 49,097,932 shares authorized; 12,661,749 and 8,809,500 issued and outstanding	127	88
Additional paid-in capital	328,668	242,522
Accumulated other comprehensive income	2,701	(89)
Cumulative earnings	59,961	27,074
Cumulative distributions to stockholders	(110,201)	(80,448)
Total Stockholders' Equity	307,773	215,664
Total Liabilities and Stockholders' Equity	$ 2,435,644	$ 2,082,115

The accompanying notes are an integral part of these consolidated financial statements.

REDWOOD TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share data)

	Years Ended December 31, 2001	2000	1999
Interest Income			
Residential mortgage loans	$ 65,012	$ 90,134	$ 71,804
Residential credit-enhancement securities	16,683	8,524	4,202
Commercial mortgage loans	7,480	2,002	1,081
Securities portfolio	54,257	67,206	66,219
Cash and cash equivalents	1,107	1,395	2,658
Total interest income	144,539	169,261	145,964
Interest Expense			
Short-term debt	(40,401)	(62,309)	(53,442)
Long-term debt	(57,668)	(76,294)	(65,785)
Total interest expense	(98,069)	(138,603)	(119,227)
Net Interest Income	46,470	30,658	26,737
Operating expenses	(11,836)	(7,850)	(3,835)
Equity in losses of RWT Holdings, Inc.	-	(1,676)	(21,633)
Other income (expense)	(911)	98	175
Net unrealized and realized market value gains (losses)	1,532	(2,296)	284
Net income before preferred dividend and change in accounting principle	35,255	18,934	1,728
Dividends on Class B preferred stock	(2,724)	(2,724)	(2,741)
Net income before change in accounting principle	32,531	16,210	(1,013)
Cumulative effect of adopting EITF 99-20 (See Note 2)	(2,368)	-	-
Net Income Available to Common Stockholders	$ 30,163	$ 16,210	$ (1,013)
Earnings per Share:			
Basic Earnings Per Share:			
Net income before change in accounting principle	$ 3.20	$ 1.84	$ (0.10)
Cumulative effect of adopting EITF 99-20	$ (0.23)	$ -	$ -
Net income	$ 2.97	$ 1.84	$ (0.10)
Diluted Earnings Per Share:			
Net income before change in accounting principle	$ 3.11	$ 1.82	$ (0.10)
Cumulative effect of adopting EITF 99-20	$ (0.23)	$ -	$ -
Net income	$ 2.88	$ 1.82	$ (0.10)
Weighted average shares of common stock and common stock equivalents:			
Basic	10,163,581	8,793,487	9,768,345
Diluted	10,474,764	8,902,069	9,768,345

The accompanying notes are an integral part of these consolidated financial statements.

REDWOOD TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share data)

	Class B Preferred stock		Common stock		Additional paid-in capital	Accumulated other comprehensive income	Cumulative earnings	Cumulative distributions to stockholders	Total
	Shares	Amount	Shares	Amount					
Balance, December 31, 1998	909,518	26,736	11,251,556	113	279,201	(370)	6,412	(57,302)	254,790
Comprehensive income:									
Net income before preferred dividend	-	-	-	-	-	-	1,728	-	1,728
Net unrealized loss on assets available-for-sale	-	-	-	-	-	(2,978)	-	-	(2,978)
Total comprehensive loss	-	-	-	-	-	-	-	-	(1,250)
Repurchase of preferred stock	(7,450)	(219)	-	-	-	-	-	-	(219)
Issuance of common stock	-	-	15,285	-	22	-	-	-	22
Repurchase of common stock	-	-	(2,483,500)	(25)	(37,129)	-	-	-	(37,154)
Dividends declared:									
Preferred	-	-	-	-	-	-	-	(2,741)	(2,741)
Common	-	-	-	-	-	-	-	(3,513)	(3,513)
Balance, December 31, 1999	902,068	$ 26,517	8,783,341	$ 88	$ 242,094	$ (3,348)	$ 8,140	$ (63,556)	$ 209,935
Comprehensive income:									
Net income before preferred dividend	-	-	-	-	-	-	18,934	-	18,934
Net unrealized income on assets available-for-sale	-	-	-	-	-	3,259	-	-	3,259
Total comprehensive income	-	-	-	-	-	-	-	-	22,193
Issuance of common stock	-	-	26,159	-	428	-	-	-	428
Dividends declared:									
Preferred	-	-	-	-	-	-	-	(2,724)	(2,724)
Common	-	-	-	-	-	-	-	(14,168)	(14,168)
Balance, December 31, 2000	902,068	$ 26,517	8,809,500	$ 88	$ 242,522	$ (89)	$ 27,074	$ (80,448)	$ 215,664
Comprehensive income:									
Net income before preferred dividend	-	-	-	-	-	-	32,887	-	32,887
Reclassification adjustment due to adoption of EITF 99-20	-	-	-	-	-	2,368	-	-	2,368
Net unrealized income on assets available-for-sale	-	-	-	-	-	422	-	-	422
Total comprehensive income	-	-	-	-	-	-	-	-	35,677
Issuance of common stock	-	-	3,852,249	39	86,146	-	-	-	86,185
Dividends declared:									
Preferred	-	-	-	-	-	-	-	(2,724)	(2,724)
Common	-	-	-	-	-	-	-	(27,029)	(27,029)
Balance, December 31, 2001	902,068	$ 26,517	12,661,749	$ 127	$ 328,668	$ 2,701	$ 59,961	$ (110,201)	$ 307,773

The accompanying notes are an integral part of these consolidated financial statements.

REDWOOD TRUST, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Years Ended December 31,		
	2001	2000	1999
Cash Flows From Operating Activities:			
Net income available to common stockholders before preferred dividend	$ 32,887	$ 18,934	1,728
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Depreciation and amortization	11,226	4,170	6,773
Provision for credit losses	768	731	1,346
Non-cash stock compensation	401	-	
Equity in losses of RWT Holdings, Inc.	-	1,676	21,633
Net unrealized and realized market value (gains) losses	(1,532)	2,296	(284)
Cumulative effect of adopting EITF 99-20	2,368	-	-
Net purchases of mortgage loans held-for-sale	(672,192)	362,857	(363,105)
Principal payments on mortgage loans held-for-sale	11,384	20,598	59,782
Net (purchases) sales of mortgage securities trading	(61,294)	(97,113)	(118,380)
Principal payments on mortgage securities trading	302,176	278,170	460,508
Net (purchases) sales of interest rate agreements	(664)	(2,810)	276
Net change in:			
Accrued interest receivable	2,068	(2,266)	5,238
Principal receivable	163	(3,387)	7,836
Other assets	1,045	(651)	195
Accrued interest payable	(3,088)	195	(5,358)
Accrued expenses and other liabilities	2,318	1,361	(203)
Net cash (used in) provided by operating activities	(371,966)	584,761	77,985
Cash Flows From Investing Activities:			
Purchases of mortgage loans held-for-investment	-	(407,203)	-
Proceeds from sales of mortgage loans held-for-investment	4,313	-	-
Principal payments on mortgage loans held-for-investment	330,178	226,179	310,892
Purchases of mortgage securities available-for-sale	(313,757)	(58,306)	(17,691)
Proceeds from sales of mortgage securities available-for-sale	33,070	2,897	-
Principal payments on mortgage securities available-for-sale	10,534	1,875	442
Net decrease in restricted cash	1,841	144	7,473
Investment in RWT Holdings, Inc.	-	-	(9,900)
Loans to RWT Holdings, Inc., net of repayments	-	6,500	-
Increase in receivable from RWT Holdings, Inc.	-	472	(27)
Net cash provided by (used in) provided by investing activities	66,179	(227,442)	291,189
Cash Flows From Financing Activities:			
Net borrowings (repayments) on short-term debt	22,389	(497,343)	(4,005)
Proceeds from issuance of long-term debt	525,190	375,844	(337)
Repayments on long-term debt	(307,999)	(225,434)	(359,180)
Net proceeds from issuance of common stock	85,785	428	22
Repurchases of preferred stock	-	-	(202)
Repurchases of common stock	-	-	(37,154)
Dividends paid	(26,031)	(15,212)	(4,064)
Net cash provided by (used in) financing activities	299,334	(361,717)	(404,920)
Net (decrease) increase in cash and cash equivalents	(6,453)	(4,398)	(35,746)
Cash and cash equivalents at beginning of period	15,483	19,881	55,627
Cash and cash equivalents at end of period	$ 9,030	$ 15,483	$ 19,881
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 100,919	$ 137,454	$ 122,520

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1. THE COMPANY

Redwood Trust, Inc. ("Redwood Trust") together with its subsidiaries, is a real estate finance company. Our primary business is owning, financing, and credit enhancing high-quality jumbo residential mortgage loans nationwide. Redwood Trust also finances real estate through its securities portfolio and its commercial loan portfolio. Redwood Trust's primary source of revenue is monthly payments made by homeowners on their mortgages, and its primary expense is the cost of borrowed funds. Redwood Trust is structured as a Real Estate Investment Trust ("REIT") and, therefore, the majority of net earnings are distributed to shareholders as dividends.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The December 31, 2001 consolidated financial statements include the accounts of Redwood Trust and its wholly-owned subsidiaries, Sequoia Mortgage Funding Corporation ("Sequoia") and RWT Holdings, Inc. ("Holdings"). The December 31, 2000 and 1999 consolidated financial statements include the accounts of Redwood Trust and Sequoia, and Redwood Trust's equity interest in Holdings. For financial reporting purposes, references to the "Company" mean Redwood Trust, Sequoia, and Holdings.

Substantially all of the assets of Sequoia, consisting primarily of residential whole loans shown as part of Residential Mortgage Loans, are subordinated to support long-term debt in the form of collateralized mortgage bonds ("Long-Term Debt") and are not available for the satisfaction of general claims of the Company. The Company's exposure to loss on the assets which are collateral for Long-Term Debt is limited to its net equity investment in Sequoia and its net equity investment in two commercial mortgage loans, as the Long-Term Debt is non-recourse to the Company. All significant intercompany balances and transactions with Sequoia and Holdings have been eliminated in the consolidation of the Company at December 31, 2001. Certain amounts for prior periods have been reclassified to conform to the December 31, 2001 presentation.

During March 1998, the Company acquired an equity interest in Holdings. Prior to January 1, 2001, the Company owned all of the preferred stock and had a non-voting, 99% economic interest in Holdings. The Company accounted for its investment in Holdings under the equity method. Under this method, original equity investments in Holdings were recorded at cost and adjusted by the Company's share of earnings or losses and decreased by dividends received. On January 1, 2001, the Company acquired 100% of the voting common stock of Holdings for $300,000 in cash consideration from two officers of Holdings, and Holdings became a wholly-owned consolidated subsidiary of the Company. This transaction did not have a material effect on the consolidated financial statements of the Company.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of certain revenues and expenses during the reported period. Actual results could differ from those estimates. The primary estimates inherent in the accompanying consolidated financial statements are discussed below.

Fair Value. Management estimates the fair value of its financial instruments using available market information and other appropriate valuation methodologies. The fair value of a financial instrument, as defined by Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about Fair Value of Financial Instruments*, is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Management's estimates are inherently subjective in nature and involve matters of uncertainty and judgment to interpret relevant market and other data. Accordingly, amounts realized in actual sales may differ from the fair values presented in *Notes 3, 5* and *9*.

Reserve for Credit Losses. A reserve for credit losses is maintained at a level deemed appropriate by management to provide for known credit losses, as well as losses inherent in Redwood's earning assets. The reserve is based upon management's assessment of various factors affecting its assets, including current and projected economic conditions, delinquency status, and credit protection. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known. The reserve is increased by provisions, which are charged to income from operations. The Company's actual credit losses may differ from those estimates used to establish the reserve. Summary information regarding the Reserve for Credit Losses is presented in *Note 4*.

Individual mortgage loans are considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. When a loan is impaired, impairment is measured based upon the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or the fair value of the underlying collateral. At December 31, 2001 and December 31, 2000, the Company had no impaired mortgage loans.

Risks and Uncertainties

The Company takes certain risks inherent in financial institutions, including, but not limited to, credit risk, liquidity risk, interest rate risk, prepayment risk, market value risk, and capital risk. In addition, there are several risks and uncertainties specific to Redwood Trust. The Company seeks to actively manage such risks while also providing stockholders an appropriate rate of return for risks taken. There can be no assurances that such risks and uncertainties are adequately provided for in the Company's financial statements, although management has prepared these financial statements in an effort to properly present the risks taken.

EITF 99-20

During 1999, the Emerging Issues Task Force ("EITF") issued EITF 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. EITF 99-20 establishes new income and impairment recognition standards for interests in certain securitized assets. Under the provisions of EITF 99-20, the holder of beneficial interests should recognize the excess of all estimated cash flows attributable to the beneficial interest estimated at the acquisition date over the initial investment (the accretable yield) as interest income over the life of the beneficial interest using the effective yield method. If the estimated cash flows change, then the holder of the beneficial interest should recalculate the accretable yield and adjust the periodic accretion recognized as income prospectively. If the fair value of a beneficial interest has declined below its carrying amount, an other-than-temporary decline is considered to exist if there has been a decline in estimated future cash flows. The difference between the carrying value and fair value of the beneficial interest is recorded as a mark-to-market impairment loss through the income statement. Any impairment adjustments under the provisions of EITF 99-20 are recognized as mark-to-market adjustments under "Net Unrealized and Realized Market Value Gains (Losses)" on the Consolidated Statement of Operations.

The Company adopted the provisions of EITF 99-20 effective January 1, 2001. At that date, the Company held certain beneficial interests in which the fair value had declined below the carrying value and current projections of cash flows were less than cash flows anticipated at acquisition. Accordingly, the Company recorded a $2.4 million charge through the Statement of Operations during the quarter ended March 31, 2001 as a cumulative effect of a change in accounting principle for certain mark-to-market adjustments on these beneficial interests that had previously been recorded as unrealized losses through Accumulative Other Comprehensive Income as a component of Stockholders' Equity. Since this was a reclassification of declines in market values that had already been recognized in the Company's balance sheet and stockholders' equity accounts, there was no change in net carrying value upon adoption.

Earning Assets

The Company's earning assets consist primarily of residential and commercial real estate mortgage loans and mortgage securities ("Earning Assets"). Mortgage loans and securities pledged as collateral under borrowing arrangements in which the secured party has the right by contract or custom to sell or repledge the collateral have been classified as "pledged" as discussed in *Note 3*. Interest is recognized as revenue when earned according to the terms of the loans and securities and when, in the opinion of management, it is collectible. Purchase discounts and premiums relating to Earning Assets are amortized into interest income over the lives of the Earning Assets using the effective yield method based on projected cash flows over the life of the security. Gains or losses on the sale of Earning Assets are based on the specific identification method.

Mortgage Loans: Held-for-Investment

Mortgage loans classified as held-for-investment are carried at their unpaid principal balance, adjusted for net unamortized premiums or discounts, and net of any allowance for credit losses. All of the Sequoia loans that are pledged or subordinated to support the Long-Term Debt are classified as held-for-investment. Commercial loans that the Company has secured financing through the term of the loan or otherwise has the intent and the ability to hold to maturity, are classified as held-for-investment.

Mortgage Loans: Held-for-Sale

Mortgage Loans held-for-sale (residential and commercial) are carried at the lower of original cost or aggregate market value ("LOCOM"). Realized and unrealized gains and losses on these loans are recognized in Net Unrealized and Realized Market Value Gains (Losses) on the Consolidated Statements of Operations. Real estate owned ("REO") assets of the Company are included in Mortgage Loans held-for-sale.

Mortgage Securities: Trading

Mortgage securities classified as trading are recorded at their estimated fair market value. Unrealized and realized gains and losses on these securities are recognized as a component of Net Unrealized and Realized Market Value Gains (Losses) on the Consolidated Statements of Operations.

Mortgage Securities: Available-for-Sale

Mortgage securities classified as available-for-sale are carried at their estimated fair value. Current period unrealized gains and losses are excluded from net income and reported as a component of Other Comprehensive Income in Stockholders' Equity with cumulative unrealized gains and losses classified as Accumulated Other Comprehensive Income in Stockholders' Equity.

Interest income on loans and securities is calculated using the effective yield method based on projected cash flows over the life of the asset. Yields on each asset vary as a function of credit results, prepayment rates, and interest rates. For Residential Credit-Enhancement Securities purchased at a discount, a portion of the discount for each security is designated as a credit reserve, with the remaining portion of the discount designated to be amortized into income over the life of the security using the effective yield method. If future credit losses exceed the Company's original expectations, or credit losses occur more quickly than expected, or prepayment rates occur more slowly than expected, the yield over the remaining life of the security may be adjusted downwards or the Company may take a mark-to-market earnings charge to write down the basis in the security to current market value. If future credit losses are less than the Company's original estimate, or credit losses occur later than expected, or prepayment rates are faster than expected, the yield over the remaining life of the security may be adjusted upwards.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less.

Restricted Cash

Restricted cash of the Company may include principal and interest payments on mortgage loans held as collateral for the Company's Long-Term Debt, cash pledged as collateral on certain interest rate agreements, and cash held back from borrowers until certain loan agreement requirements have been met. Any corresponding liability for cash held back from borrowers is included in Accrued Expenses and Other Liabilities on the Consolidated Balance Sheets.

Other Assets

Included in Other Assets on the Consolidated Balance Sheets are fixed assets, prepaid expenses, and at December 31, 2000, the Company's equity interest in Holdings.

Interest Rate Agreements

The Company maintains an overall interest-rate risk-management strategy that may incorporate the use of derivative interest rate agreements for a variety of reasons, including minimizing significant fluctuations in earnings that may be caused by interest-rate volatility. Interest rate agreements the Company may use as part of its interest-rate risk management strategy include interest rate options, swaps, options on swaps, futures contracts, options on futures contracts, and options on forward purchases (collectively "Interest Rate Agreements"). On the date an Interest Rate Agreement is entered into, the Company designates the interest rate agreement as (1) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge), (2) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge), or (3) held for trading ("trading" instruments).

The Company adopted SFAS No. 133 in 1998 and has elected not to seek hedge accounting for its Interest Rate Agreements through 2001. Accordingly, such instruments are designated as trading and are recorded at their estimated fair market value with changes in their fair value reported in current-period earnings in "Net unrealized and realized market value gains (losses)" on the Consolidated Statements of Operations. The Company may elect to seek hedge accounting based on the provisions of SFAS No. 133 in the future.

Net premiums on interest rate agreements are amortized as a component of net interest income over the effective period of the interest rate agreement using the effective interest method. The income or expense related to interest rate agreements is recognized on an accrual basis and is included in interest expense on short-term debt in the consolidated statements of operations.

Debt

Short-Term Debt and Long-Term Debt are carried at their unpaid principal balances, net of any unamortized discount or premium and any unamortized deferred bond issuance costs. The amortization of any discount or premium is recognized as an adjustment to interest expense using the effective interest method based on the maturity schedule of the related borrowings. Bond issuance costs incurred in connection with the issuance of Long-Term Debt are deferred and amortized over the estimated lives of the Long-Term Debt using the interest method adjusted for the effects of estimated principal paydown rates.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code ("Code") and the corresponding provisions of state law. In order to qualify as a REIT, the Company must annually distribute at least 90% of its taxable income to stockholders and meet certain other requirements. If these requirements are met, the Company generally will not be subject to Federal or state income taxation at the corporate level with respect to the taxable income it distributes to its stockholders. Because the Company believes it meets the REIT requirements and also intends to distribute all of its taxable income, no provision has been made for income taxes in the accompanying consolidated financial statements.

Under the Code, a dividend declared by a REIT in October, November, or December of a calendar year and payable to shareholders of record as of a specified date in such year, will be deemed to have been paid by the Company and received by the shareholders on the last day of that calendar year, provided the dividend is actually paid before February 1st of the following calendar year, and provided that the REIT has any remaining undistributed taxable income on the record date. Therefore, the dividends declared in the fourth quarter 2001, which were paid in January 2002, are considered taxable income to stockholders in 2001, the year declared. All 2001 dividends were ordinary income to the Company's preferred and common stockholders.

Taxable earnings of Holdings are subject to state and Federal income taxes at the applicable statutory rates. Holdings provides for deferred income taxes, if any, to reflect the estimated future tax effects under the provisions of SFAS No. 109, *Accounting for Income Taxes*. Under this pronouncement, deferred income taxes, if any, reflect the estimated future tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

Net Income Per Share

Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income available to common stockholders by the weighted average number of common shares and common equivalent shares outstanding during the period. The common equivalent shares are calculated using the treasury stock method, which assumes that all dilutive common stock equivalents are exercised and the funds generated by the exercise are used to buy back outstanding common stock at the average market price during the reporting period.

The following tables provide reconciliations of the numerators and denominators of the basic and diluted net income (loss) per share computations.

(in thousands, except share data)	Years Ended December 31, 2001	2000	1999
Numerator:			
Numerator for basic and diluted earnings per share--			
Net income (loss) before preferred dividend and change in accounting principle	$ 35,255	$ 18,934	$ 1,728
Cash dividends on Class B preferred stock	(2,724)	(2,724)	(2,741)
Net income (loss) before change in accounting principle	32,531	16,210	(1,013)
Cumulative effect of adopting EITF 99-20	(2,368)	--	--
Basic and Diluted EPS – Net income (loss) available to common stockholders	$30,163	$16,210	$(1,013)
Denominator:			
Denominator for basic earnings (loss) per share--			
Weighted average number of common shares outstanding during the period	10,163,581	8,793,487	9,768,345
Net effect of dilutive stock options	311,183	108,582	--
Denominator for diluted earnings (loss) per share--	10,474,764	8,902,069	9,768,345
Basic Earnings (Loss) Per Share:			
Net income (loss) before change in accounting principle	$3.20	$1.84	$(0.10)
Cumulative effect of adopting EITF 99-20	(.23)	--	--
Net income (loss) per share	$2.97	$1.84	$(0.10)
Diluted Earnings (Loss) Per Share:			
Net income (loss) before change in accounting principle	$3.11	$1.82	$(0.10)
Cumulative effect of adopting EITF 99-20	(.23)	--	--
Net income (loss) per share	$2.88	$1.82	$(0.10)

At December 31, 2001, the number of common equivalent shares issued by the Company that were anti-dilutive totaled 400,560.

Comprehensive Income

Current period unrealized gains and losses on assets available-for-sale are reported as a component of "Comprehensive Income" on the Consolidated Statements of Stockholders' Equity with cumulative unrealized gains and losses classified as "Accumulated Other Comprehensive Income" in Stockholders' Equity. At December 31, 2001 and 2000, the only component of Accumulated Other Comprehensive Income was net unrealized gains and losses on assets available-for-sale.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, *Business Combinations* and SFAS 142, *Goodwill and Other Intangible Assets*. SFAS No. 141, among other things, eliminates the use of the pooling of interests method of accounting for business combinations. Under the provisions of SFAS No. 142, goodwill will no longer be amortized, but will be subject to a periodic test for impairment based upon fair values. SFAS No. 141 is effective for all business combinations initiated after June 30, 2001. SFAS No. 142 is effective beginning January 1, 2002.

The adoption of these statements is not expected to have a material effect on the Company's financial statements.

NOTE 3. EARNING ASSETS

At December 31, 2001 and 2000, investments in Earning Assets generally consisted of interests in adjustable-rate, hybrid, or fixed-rate real estate mortgage loans on residential and commercial properties. Hybrid mortgages have an initial fixed coupon rate for three to ten years followed by annual adjustments. The original maturity of the majority of our residential mortgage assets is thirty years. The actual amount of principal outstanding is subject to change based on the prepayments of the underlying mortgage loans. The original maturity of the majority of our commercial mortgage assets is three years.

At December 31, 2001 and 2000, the annualized effective yield after taking into account the amortization expense due to prepayments on the Earning Assets was 5.28% and 8.01%, respectively, based on the reported carrying value of the assets. For the years ended December 31, 2001 and 2000, the average balance of Earning Assets was $2.1 billion and $2.2 billion, respectively.

At December 31, 2001 and 2000, Earning Assets consisted of the following:

Residential Mortgage Loans

	December 31, 2001			December 31, 2000		
(in thousands)	Held-for-Sale	Held-for-Investment	Total	Held-for-Sale	Held-for-Investment	Total
Current Face	$153,125	$1,317,343	$1,470,468	$6,784	$1,115,386	$1,122,170
Unamortized Discount	(364)	(132)	(496)	(126)	--	(126)
Unamortized Premium	34	10,055	10,089	--	13,767	13,767
Amortized Cost	152,795	1,327,266	1,480,061	6,658	1,129,153	1,135,811
Reserve for Credit Losses	--	(5,199)	(5,199)	--	(4,814)	(4,814)
Carrying Value	$152,795	$1,322,067	$1,474,862	$6,658	$1,124,339	$1,130,997

During 2001, $517.0 million of Residential Mortgage Loans held-for-sale were transferred to Sequoia for securitization and are classified as part of Mortgage Loans held-for-investment and are collateral for Long-Term Debt *(see Note 7)*.

During the year ended December 31, 2000, the Company sold to Holdings Residential Mortgage Loans held-for-sale for proceeds of $380.5 million, resulting in no net gain or loss. These assets were subsequently transferred to Sequoia for securitization during the year ended December 31, 2000, and are classified as part of Mortgage Loans held-for-investment and are collateral for Long-Term Debt *(see Note 7)*.

At December 31, 2001 and 2000, residential mortgage loans with a net carrying value of $148.2 million and $6.1 million were pledged as collateral under short-term borrowing arrangements to third parties.

Residential Credit-Enhancement Securities

(in thousands)	December 31, 2001 Mortgage Securities Available-for-Sale	December 31, 2000 Mortgage Securities Available-for-Sale
Current Face	$353,435	$124,878
Unamortized Discount	(25,863)	(16,883)
Portion Of Discount Designated As A Credit Reserve	(140,411)	(27,052)
Amortized Cost	187,161	80,943
Gross Unrealized Gains	7,174	2,646
Gross Unrealized Losses	(3,522)	(2,825)
Carrying Value	$190,813	$80,764

The Company credit enhances pools of high-quality jumbo residential mortgage loans by acquiring subordinated securities in third-party securitizations. The subordinated interests in a securitization transaction bear the majority of the potential credit risk for the securitized pool of mortgages, thus allowing the more senior securitized interests to qualify for investment-grade ratings and to be sold to the capital markets. The Company therefore commits capital that effectively forms a "guarantee" or "insurance" on the securitized pool of mortgages.

The Company's Residential Credit-Enhancement Securities are first-loss, second-loss, and third-loss securities. First-loss securities are generally allocated actual credit losses on the entire underlying pool of loans up to a maximum of the principal amount of the first loss security. First-loss securities provide credit-enhancement principal protection from the initial losses in the underlying pool for the second loss, third loss, and more senior securities. Any first loss securities that are owned by others and that are junior to the Company's second and third loss securities provide the Company's securities with some protection from losses, as they serve as external credit enhancement. The Company provided some level of credit enhancement on $52 billion and $23 billion of loans securitized by third parties at December 31, 2001 and 2000, respectively.

As the Company purchases residential credit enhancement interests, a portion of the discount for each security is designated as a credit reserve, with the remaining portion of the discount designated to be amortized into income over the life of the security using the effective yield method. If future credit losses exceed the Company's original expectations, and the fair value of the security is less than its carrying value, the Company will record a charge on the Statement of Operations to write down the basis in the security. If future credit losses exceed the Company's original expectations, and the fair value of the security is greater than its carrying value, the Company will designate additional discount as reserve, thus lowering the realized yield. If future credit losses are less than the Company's original estimate, the yield over the remaining life of the security may be adjusted upward. At December 31, 2001 and 2000, the Company designated $140.4 million and $27.1 million as a credit reserve on its residential credit enhancement interests, respectively.

At December 31, 2001 and 2000, Residential Credit Enhancement Securities with a net carrying value of $88.8 million and $32.3 million were pledged as collateral under borrowing arrangements to third parties, respectively.

Commercial Mortgage Loans

	December 31, 2001			December 31, 2000		
(in thousands)	Held-for-Sale	Held-for-*Investment*	*Total*	Held-for-Sale	Held-for-*Investment*	*Total*
Current Face	$30,931	$20,860	$51,791	$34,275	$23,425	$57,700
Unamortized Discount	(683)	(24)	(707)	--	(531)	(531)
Carrying Value	$30,248	$20,836	$51,084	$34,275	$22,894	$57,169

At December 31, 2001 and 2000, commercial mortgage loans with a net carrying value of $19.4 million and $37.7 million were pledged as collateral under short-term borrowing arrangements to third parties, respectively. At December 31, 2001, commercial mortgage loans held-for-investment with a net carrying value of $20.8 million were pledged as collateral under long-term borrowing arrangements to third parties. At December 31, 2000, there were no long-term borrowings secured by commercial mortgage loans *(see Note 7)*.

Securities Portfolio

(in thousands)	December 31, 2001			December 31, 2000		
	Securities Portfolio Trading	Securities Portfolio Available-for-Sale	Total	Securities Portfolio Trading	Securities Portfolio Available-for-Sale	Total
Current Face	$501,078	$171,877	$672,955	$751,449	$5,500	$756,949
Unamortized Discount	(139)	(1,320)	(1,459)	(388)	(427)	(815)
Unamortized Premium	6,634	6,303	12,937	8,551	--	8,551
Unamortized Cost	507,573	176,860	684,433	759,612	5,073	764,685
Gross Unrealized Gains	--	516	516	--	105	105
Gross Unrealized Losses	--	(1,467)	(1,467)	--	(15)	(15)
Carrying Value	$507,573	$175,909	$683,482	$759,612	$5,163	$764,775
Agency	$353,523	$20,223	$373,746	$521,204	--	$521,204
Non-Agency	154,050	155,686	309,736	238,408	5,163	243,571
Carrying Value	$507,573	$175,909	$683,482	$759,612	$5,163	$764,775

For the year ended December 31, 2001, the Company recognized net market value gains of $1.6 million on its securities portfolio. For both of the years ended December 31, 2000 and 1999, the Company recognized net market value gains of $1.0 million and $1.2 million on its securities portfolio, respectively.

At December 31, 2001 and 2000, securities portfolio assets with a net carrying value of $591.7 million and $702.2 million were pledged as collateral under borrowing arrangements to third parties, respectively.

NOTE 4. RESERVE FOR CREDIT LOSSES

The Reserve for Credit Losses is reflected as a component of Earning Assets on the Consolidated Balance Sheets. The following table summarizes the activity in the Reserve for Credit Losses:

(in thousands)	Years Ended December 31, 2001	2000	1999
Balance at beginning of year	$4,814	$4,125	$2,784
Provision for credit losses	767	731	1,346
Charge-offs	(382)	(42)	(5)
Balance at end of year	$5,199	$4,814	$4,125

NOTE 5. INTEREST RATE AGREEMENTS

Through December 31, 2001, the Company reports its Interest Rate Agreements at fair value, and has not elected to obtain hedge accounting treatment on any of its Interest Rate Agreements. At December 31, 2001 and 2000, the fair value of the Company's interest rate agreements was $0.0 and $0.1 million, respectively. Interest Rate Agreements are included in Other Assets on the Consolidated Balance Sheet.

During the years ended December 31, 2001, 2000, and 1999, the Company recognized net market value losses of $0.4 million and $3.4 million, and net market value gains of $2.0 million on Interest Rate Agreements, respectively.

The market value gains and losses are included in "Net Unrealized and Realized Market Value Gains (Losses)" on the Consolidated Statements of Operations.

The Company generally attempts to structure its balance sheet to address many of the interest rate risks inherent in financial institutions. The Company may enter into certain interest rate agreements from time to time with the objective of matching the interest rate characteristics of its assets and liabilities. At December 31, 2001, the Company was not actively hedging its portfolio of Earning Assets, but had few remaining interest rate caps with strike rates based on the one and three month London Interbank Offered Rate ("LIBOR") ranging from 6.25% to 11.00%, expiring in 2002, and two generally offsetting interest rate swaps between Redwood Trust, Sequoia and a third party financial institution. At December 31, 2001 and 2000, these generally offsetting interest rate swaps had gross notional amounts of $445.1 million and $580.0 million, respectively. The swap between Redwood and the third party financial institution required Redwood to provide collateral in the form of agency securities totalling $6.6 million and $2.8 million at December 31, 2001 and 2000, respectively. Sequoia did not hold collateral of the third party financial institution for its swap at December 31, 2001 or 2000.

In addition to the interest rate swap described above, at December 31, 2000, the Company also had Interest Rate Agreements consisting of interest rate caps, interest rate floors, interest rate futures, options on interest rate futures and an additional interest rate swap. Substantially all of these Interest Rate Agreements expired or were terminated and settled in cash during 2001.

The following table summarizes the aggregate notional amounts of all of the Company's Interest Rate Agreements as well as the credit exposure related to these instruments. The credit exposure reflects the fair market value of any cash and collateral of the Company held by counterparties. The cash and collateral held by counterparties are included in Restricted Cash and the Securities Portfolio on the Consolidated Balance Sheets.

	Notional Amounts		Credit Exposure	
(in thousands)	December 31, 2001	December 31, 2000	December 31, 2001	December 31, 2000
Interest Rate Options Purchased	$313,000	$1,490,300	--	--
Interest Rate Swaps	445,107	584,992	$6,645	$2,814
Interest Rate Futures and Forwards	--	506,600	--	948
Total	$758,107	$2,581,892	$6,645	$3,762

In general, the Company incurs credit risk to the extent that the counterparties to the Interest Rate Agreements do not perform their obligations under the Interest Rate Agreements. If one of the counterparties does not perform, the Company would not receive the cash to which it would otherwise be entitled under the Interest Rate Agreement. In order to mitigate this risk, the Company has only entered into Interest Rate Agreements that are either a) transacted on a national exchange or b) transacted with counterparties that are either i) designated by the U.S. Department of the Treasury as a "primary government dealer", ii) affiliates of "primary government dealers", or iii) rated BBB or higher. Furthermore, the Company has entered into Interest Rate Agreements with several different counterparties in order to diversify the credit risk exposure.

NOTE 6. SHORT-TERM DEBT

The Company has entered into repurchase agreements, bank borrowings, and other forms of collateralized short-term borrowings (collectively, "Short-Term Debt") to finance of a portion of its Mortgage Assets. This Short-Term Debt is collateralized by a portion of the Company's Earning Assets.

At December 31, 2001, the Company had $0.8 billion of Short-Term Debt outstanding with a weighted-average borrowing rate of 2.19% and a weighted-average remaining maturity of 82 days. This debt was collateralized with $0.8 billion of Earning Assets. At December 31, 2000, the Company had $0.8 billion of Short-Term Debt outstanding with a weighted-average borrowing rate of 6.85% and a weighted-average remaining maturity of 122 days. This debt was collateralized with $0.8 billion of Earning Assets.

At December 31, 2001 and 2000, the Short-Term Debt had the following remaining maturities:

(in thousands)	December 31, 2001	December 31, 2000
Within 30 days	$ 270,855	$ 100,885
31 to 90 days	226,407	268,867
Over 90 days	299,549	386,470
Total Short-Term Debt	$ 796,811	$756,222

For the years ended December 31, 2001, 2000 and 1999, the average balance of Short-Term Debt was $0.9 billion, $0.9 billion, and $1.0 billion, with a weighted-average interest cost of 4.53%, 6.57%, and 5.35%, respectively. The maximum balance outstanding for each of the years ended December 31, 2001, 2000, and 1999, was $1.3 billion. The Company continues to meet all of it debt covenants for its short-term borrowing arrangements and credit facilities.

In addition to the facilities listed below, the Company has uncommitted facilities with credit lines in excess of $4.0 billion at December 31, 2001. It is the intention of the Company's management to renew committed and uncommitted facilities as needed.

At December 31, 2001, the Company had short-term facilities with two Wall Street Firms totaling $1.1 billion to fund Residential Mortgage Loans. At December 31, 2001, the Company had borrowings under these facilities of $145.7 million. Borrowings under these facilities bear interest based on a specified margin over the LIBOR. At December 31, 2001, the weighted average borrowing rate under these facilities was 2.56%. These committed facilities expire in June and December 2002.

During 2001, the Company renegotiated one and entered into another committed revolving mortgage warehousing credit facility for a total of $57.5 million. These facilities are intended to finance commercial mortgage loans. At December 31, 2001, the Company had borrowings under these facilities of $17.0 million. One of the facilities allows for loans to be financed to the maturity of the loan, up to three years. Borrowings under these facilities bear interest based on a specified margin over the LIBOR. At December 31, 2001, the weighted average borrowing rate under these facilities was 3.87%. These committed facilities expire in May and September 2002.

In September 2001, the Company renewed three master repurchase agreements with a bank and two Wall Street Firms totaling $140.0 million. These facilities are intended to finance residential mortgage-backed securities with lower than investment grade ratings. At December 31, 2001, the Company had borrowings under these facilities of $65.7 million. Borrowings under these facilities bear interest based on a specified margin over LIBOR. At December 31, 2001, the weighted average borrowing rate under these facilities was 2.92%. The Company does not intend to renew a facility expiring in April 2002. Another facility expires in September 2002, and a third facility has a six-month term that is extended monthly. Unless notice is provided that the counterparty will not renew the facility, the expiration on this third facility will remain at six months.

NOTE 7. LONG-TERM DEBT

Through securitization, the Company issues Residential Long-Term Debt in the form of collateralized mortgage bonds secured by Residential Mortgage Loans ("Residential Bond Collateral"). The Residential Bond Collateral consists primarily of adjustable-rate and hybrid, conventional, 30-year residential mortgage loans secured by first liens on one- to four-family residential properties. All Residential Bond Collateral is pledged to secure repayment of the related Residential Long-Term Debt obligation. As required by the indentures relating to the Residential Long-Term Debt, the Residential Bond Collateral is held in the custody of trustees. The trustees collect principal and interest payments (less servicing and related fees) on the Residential Bond Collateral and make corresponding principal and interest payments on the Residential Long-Term Debt. The obligations under the Residential Long-Term Debt are payable solely from the Residential Bond Collateral and are otherwise non-recourse to the Company.

Each series of Residential Long-Term Debt consists of various classes of bonds at variable rates of interest. The maturity of each class is directly affected by the rate of principal prepayments on the related Residential Bond Collateral. Each series is also subject to redemption according to the specific terms of the respective indentures. As a result, the actual maturity of any class of a Residential Long-Term Debt series is likely to occur earlier than its stated maturity.

The Commercial Long-Term Debt is secured by two adjustable-rate Commercial Mortgage Loans with maturity dates in 2002 or 2003, which are secured by first liens on the related commercial mortgage properties ("Commercial Loan Collateral").

The Company's exposure to loss on the Residential Bond Collateral and the Commercial Loan Collateral is limited to its net investment, as the Residential and Commercial Long-Term Debt are non-recourse to the Company.

During the fourth quarter of 2001, the Company issued $510 million in face value of Residential Long-Term Debt through Sequoia Mortgage Trust 5, a trust established by Sequoia. As a result, the $517 million of Residential Bond Collateral in the form of Residential Mortgage Loans held-for-sale was reclassified to Residential Mortgage Loans held-for-investment.

The components of the collateral for the Company's Long-Term Debt are summarized as follows:

(in thousands)	December 31, 2001	December 31, 2000
Residential Mortgage Loans:		
Residential Mortgage Loans held-for-sale	$ 848	$ 315
Residential Mortgage Loans held-for-investment	1,322,067	1,124,339
Restricted cash	2,534	3,729
Accrued interest receivable	5,340	7,010
Total Residential Collateral	$ 1,330,789	$ 1,135,393
Commercial Mortgage Loans held-for-investment	$ 20,836	$ --
Total Long-Term Debt Collateral	$ 1,351,625	$ 1,135,393

The components of the Long-Term Debt at December 31, 2001 and 2000 along with selected other information are summarized below:

(in thousands)	December 31, 2001	December 31, 2000
Residential Long-Term Debt	$1,297,958	$1,095,909
Commercial Long-Term Debt	17,211	--
Unamortized premium on Long-Term Debt	2,038	3,045
Deferred bond issuance costs	(3,492)	(3,119)
Total Long-Term Debt	$1,313,715	$1,095,835
Range of weighted-average interest rates, by series – residential	2.28% to 6.35%	6.35% to 7.20%
Stated residential maturities	2017 – 2029	2017 – 2029
Number of residential series	5	4
Weighted-average interest rates – commercial	5.09%	--
Stated commercial maturities	2002 – 2003	--
Number of commercial series	2	--

For the years ended December 31, 2001, 2000, and 1999, the average effective interest cost for Residential Long-Term Debt, as adjusted for the amortization of bond premium, deferred bond issuance costs, and other related expenses, was 5.69%, 6.71%, and 6.03%, respectively. At December 31, 2001 and 2000, accrued interest payable on Residential Long-Term Debt was $1.9 million and $3.1 million, respectively, and is reflected as a component of Accrued Interest Payable on the Consolidated Balance Sheets. For the year ended December 31, 2001, the average balance of Residential Long-Term Debt was $1.0 billion. For both of the years ended December 31, 2000 and 1999, the average balance of Residential Long-Term Debt was $1.1 billion.

At December 31, 2001, the weighted average interest rate for Commercial Long-Term Debt was 5.09%, and the balance of Commercial Long-Term Debt was $17.2 million. At December 31, 2001, accrued interest payable on Commercial Long-Term Debt was $0.1 million, and is reflected as a component of Accrued Interest Payable on the Consolidated Balance Sheets.

NOTE 8. INCOME TAXES

As a REIT, Redwood Trust can exclude dividends for taxable income and thus, effectively, may not be subject to income taxes. Holdings, the Company's taxable REIT subsidiary, is subject to income taxes.

The current provision for income taxes for Holdings for each of the years ended December 31, 2001, 2000, and 1999 was $3,200 and is a component of "Operating Expenses" on the Consolidated Statement of Operations. These amounts represent the minimum California franchise taxes. No additional tax provision has been recorded for the years ended December 31, 2001, 2000, and 1999, as Holdings reported a loss in years prior to 2001, and taxable income reported for 2001 was offset by Federal and state net operating loss carryforwards from prior years. In addition, due to the uncertainty of realization of net operating losses, no deferred tax benefit has been recorded. A valuation allowance has been provided to offset the deferred tax assets related to net operating loss carryforwards and other future temporary deductions at December 31, 2001 and 2000. At December 30, 2001 and 2000, the deferred tax assets and associated valuation allowances were approximately $9.3 million and $9.5 million, respectively. At December 31, 2001 and 2000, Holdings had net operating loss carryforwards of approximately $24.4 million and $25.1 million for Federal tax purposes, and $10.4 million and $10.8 million for state tax purposes, respectively. The Federal loss carryforwards and a portion of the state loss carryforwards expire between 2018 and 2021, while the largest portion of the state loss carryforwards expire between 2003 and 2006.

NOTE 9. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying values and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000.

(in thousands)	December 31, 2001		December 31, 2000	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets				
Mortgage Loans				
Residential: held-for-sale	$ 152,795	$ 152,795	$ 6,658	$ 6,658
Residential: held-for-investment	1,322,067	1,318,673	1,124,339	1,113,389
Commercial: held-for-sale	30,248	30,248	34,275	34,275
Commercial: held-for-investment	20,836	20,860	22,894	22,894
Mortgage Securities				
Residential: trading	507,573	507,573	759,612	759,612
Residential: available-for-sale	366,722	366,722	85,927	85,927
Interest Rate Agreements	--	--	66	66
Investment in RWT Holdings, Inc.	--	--	1,899	1,989
Liabilities				
Short-Term Debt	796,811	796,811	756,222	756,222
Long-Term Debt	1,313,715	1,295,323	1,095,835	1,085,368

The carrying values of all other balance sheet accounts as reflected in the financial statements approximate fair value because of the short-term nature of these accounts.

NOTE 10. STOCKHOLDERS' EQUITY

Class B 9.74% Cumulative Convertible Preferred Stock

On August 8, 1996, the Company issued 1,006,250 shares of Class B Preferred Stock ("Preferred Stock"). Each share of the Preferred Stock is convertible at the option of the holder at any time into one share of Common Stock. Effective October 1, 1999, the Company can either redeem or, under certain circumstances, cause a conversion of the Preferred Stock. The Preferred Stock pays a dividend equal to the greater of (i) $0.755 per share, per quarter or (ii) an amount equal to the quarterly dividend declared on the number of shares of the Common Stock into which the Preferred Stock is convertible. The Preferred Stock ranks senior to the Company's Common Stock as to the payment of dividends and liquidation rights. The liquidation preference entitles the holders of the Preferred Stock to receive $31.00 per share plus any accrued dividends before any distribution is made on the Common Stock. As of December 31, 2001 and 2000, 96,732 shares of the Preferred Stock have been converted into 96,732 shares of the Company's Common Stock.

In March 1999, the Company's Board of Directors approved the repurchase of up to 150,000 shares of the Company's Preferred Stock. The Company did not repurchase any shares of Preferred Stock during 2001 and 2000. Pursuant to the repurchase program, the Company repurchased 7,450 shares of its Preferred Stock for $0.2 million during 1999. At December 31, 2001, there remained 142,550 shares available under the authorization for repurchase.

Stock Option Plan

The Company has adopted a Stock Option Plan for executive officers, employees, and non-employee directors (the "Plan"). The Plan authorizes the Board of Directors (or a committee appointed by the Board of Directors) to grant "incentive stock options" as defined under Section 422 of the Code ("ISOs"), options not so qualified ("NQSOs"), deferred stock, restricted stock, performance shares, stock appreciation rights, limited stock appreciation rights ("Awards"), and dividend equivalent rights ("DERs") to such eligible recipients other than non-employee directors. Non-employee directors are automatically provided annual grants of NQSOs with DERs pursuant to a formula under the Plan.

The number of shares of Common Stock available under the Plan for options and Awards, subject to certain anti-dilution provisions, is 15% of the Company's total outstanding shares of Common Stock. The total outstanding shares are determined as the highest number of shares outstanding prior to any stock repurchases. At December 31, 2001 and 2000, 299,064 and 476,854 shares of Common Stock, respectively, were available for grant.

Of shares of Common Stock available for grant, no more than 500,000 shares of Common Stock shall be cumulatively available for grant as ISOs. At December 31, 2001 and 2000, 346,379 and 328,152 ISOs had been granted, respectively. The exercise price for ISOs granted under the Plan may not be less than the fair market value of shares of Common Stock at the time the ISO is granted. At December 31, 2001, 28,000 shares of restricted stock had been granted to two officers of the Company. The restrictions on 7,000 of these shares expired on January 1, 2002. The restrictions on 6.25% of the total restricted shares expire on the first day of each calendar quarter starting April 1, 2002, and continuing through January 1, 2005. No restricted stock had been granted prior to December 31, 2000.

The Company has granted stock options that accrue and pay stock and cash DERs. This feature results in current expenses being incurred that relate to long-term incentive grants made in the past. To the extent the Company increases its common dividends or the market price of the Common Stock increases, stock and cash DER expenses may increase. For the years ended December 31, 2001, 2000, and 1999, the Company accrued cash and stock DER expenses of $3.4 million, $2.1 million, and $0.5 million, respectively. Stock DERs represent shares of stock which are issuable when the holders exercise the underlying stock options and are considered to be variable stock awards under the provisions of Accounting Principles Board ("APB") Opinion 25. For the year ended December 31, 2001, the Company recognized variable stock option expense of $0.9 million, which is included in Other Income (Expense) on the Consolidated Statement of Operations. The number of stock DER shares accrued is based on the level of the Company's common stock dividends and on the price of the common stock on the related dividend payment date. At December 31, 2001 and 2000, there were 181,010 and 166,451 unexercised options with stock DERs under the Plan, respectively. Cash DERs are accrued and paid based on the level of the Company's common stock dividend. At December 31, 2001 and 2000, there were 1,284,222 and 1,180,797 unexercised options with cash DERs under the Plan, respectively. At December 31, 2001 and 2000, there were 153,269 and 147,550 outstanding stock options that did not have DERs, respectively.

A summary of the status of the Company's Plan at year end and changes during the years ending on that date is presented below.

	December 31, 2001		December 31, 2000		December 31, 1999	
(in thousands, except share data)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding options at January 1	1,494,798	$22.32	1,713,836	$21.97	1,739,787	$23.68
Options granted	143,319	$23.92	163,050	$16.90	371,950	$13.37
Options exercised	(26,091)	$14.00	(26,158)	$12.26	(15,285)	$ 0.68
Options canceled	(12,126)	$22.84	(372,070)	$18.11	(387,990)	$21.50
Dividend equivalent rights earned	18,601	--	16,140	--	5,374	--
Outstanding options at December 31	1,618,501	$22.33	1,494,798	$22.32	1,713,836	$21.97
Options exercisable at year-end	921,075	$24.53	644,098	$25.47	401,697	$26.89
Weighted average fair value of options granted during the year	$1.01		$1.64		$1.33	

The following table summarizes information about stock options outstanding at December 31, 2001.

Range of Exercise Prices	Options Outstanding Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Options Exercisable Number Exercisable	Weighted-Average Exercise Price
$0 to $10	64,543	3.8	$ 0.28	64,543	$ 0.28
$10 to $20	690,697	7.1	$14.47	280,252	$14.95
$20 to $30	481,589	7.1	$22.93	254,370	$22.39
$30 to $40	283,200	5.0	$37.49	246,970	$37.58
$40 to $50	93,472	5.6	$45.03	69,940	$45.03
$50 to $53	5,000	5.5	$52.25	5,000	$52.25
$0 to $53	1,618,501	6.5	$22.33	921,075	$24.53

At December 31, 2001, the Company had one Stock Option Plan, which is described above. The Company applies Accounting Principles Board ("APB") Opinion 25 and related interpretations in accounting for this plan. Had compensation cost for the Company's Plan been determined consistent with SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net income (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

		Year Ended December 31, 2001	2000	1999
Net income (loss)	As reported	$30,163	$16,210	$(1,013)
(in thousands)	Pro Forma	$29,650	$15,611	$(1,687)
Basic net income (loss)	As reported	$2.97	$1.84	$(0.10)
per share	Pro Forma	$2.92	$1.78	$(0.17)
Diluted net income (loss)	As reported	$2.88	$1.82	$(0.10)
per share	Pro Forma	$2.83	$1.75	$(0.17)

For purposes of determining option values for use in the above tables, the values are based on the Black-Scholes option pricing model as of the various grant dates, using the following principal assumptions: expected stock price volatility 22%, risk free rates of return based on the 5 year treasury rate at the date of grant, and a dividend growth rate of 10%. The actual value, if any, that the option recipient will realize from these options will depend solely on the increase in the stock price over the option price when the options are exercised.

Common Stock Repurchases

The Company's Board of Directors approved the repurchase of 7,455,000 shares of the Company's Common Stock in 1997. The Company did not repurchase any shares of Common Stock during the years ended December 31, 2001 and 2000, and repurchased 2,483,500 shares for $37 million at an average price of $14.96 per share during the year ended December 31, 1999. At December 31, 2001, there remained 1,000,000 shares available under the authorization for repurchase. The repurchased shares have been returned to the Company's authorized but unissued shares of Common Stock.

Common Stock Issuances

In July, August and October 2001, the Company completed three secondary offerings of 1,092,500 shares, 1,150,000 shares, and 1,322,500 shares of common stock for net proceeds of $23.9 million, $25.9 million, and $30.4 million, respectively. In addition to the secondary offerings, the Company also issued shares of common stock through its Dividend Reinvestment and Stock Purchase Plan for net proceeds of $5.3 million during 2001.

NOTE 11. COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company had entered into commitments to purchase $1.2 million of residential credit enhancement securities, and $12.4 million of other securities for settlement during January 2002. At December 31, 2001, the Company had committed to fund an additional $3.8 million on its commercial mortgage loans to existing borrowers, provided the borrowers meet certain conditions.

At December 31, 2001, the Company is obligated under non-cancelable operating leases with expiration dates through 2006. The total future minimum lease payments under these non-cancelable leases are $2.6 million and are expected to be recognized as follows: 2002 - $0.7 million; 2003 - $0.6 million; 2004 - $0.6 million; 2005 - $0.5 million; 2006 – $0.2 million.

NOTE 12. SUBSEQUENT EVENTS

In February 2002, the Company completed a secondary offering of 1,725,000 shares of common stock for net proceeds of $40.3 million to fund the expansion of its real estate finance business.

NOTE 13. QUARTERLY FINANCIAL DATA - UNAUDITED

Selected quarterly financial data follows:

(in thousands, except share data)	Three Months Ended			
	December 31	September 30	June 30	March 31
2001				
Operating results:				
Interest income	$31,277	$33,172	$38,453	$41,637
Interest expense	(18,091)	(21,555)	(27,010)	(31,413)
Net interest income	13,186	11,617	11,443	10,224
Net income available to common stockholders	8,955	8,065	6,463	6,680
Per share data:				
Net income – diluted	$0.69	$0.75	$0.70	$0.74
Dividends declared per common share	$0.60	$0.57	$0.55	$0.50
Special dividends declared per common share	$0.15	$0.18	--	--
Dividends declared per preferred share	$0.755	$0.755	$0.755	$0.755
2000				
Operating results:				
Interest income	$41,755	$41,679	$43,008	$42,819
Interest expense	(33,845)	(34,694)	(35,133)	(34,931)
Net interest income	7,910	6,985	7,875	7,888
Net income available to common stockholders	4,963	4,878	3,086	3,283
Per share data:				
Net income – diluted	$0.55	$0.55	$0.35	$0.37
Dividends declared per common share	$0.44	$0.42	$0.40	$0.35
Special dividends declared per common share	--	--	--	--
Dividends declared per preferred share	$0.755	$0.755	$0.755	$0.755

PRICEWATERHOUSECOOPERS

Report of Independent Accountants

To the Board of Directors and Stockholders of
Redwood Trust, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Redwood Trust, Inc. (the Company) at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In January 2001, the Company adopted the provisions of Emerging Issues Task Force ("EITF") 99-20, *Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets*. This change is discussed in Note 2 of the Notes to Consolidated Financial Statements.

PricewaterhouseCoopers LLP

San Francisco, California
February 26, 2002

(This Page Intentionally Left Blank)

Transfer Agent:
Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 851-9677

Independent Accountants:
PricewaterhouseCoopers, LLP
San Francisco, California

Corporate Counsel:
Tobin & Tobin
San Francisco, California

Stock Listing:
The Company's common stock is traded on the New York Stock Exchange under the symbol RWT and the Company's preferred stock is traded under the symbol RWT-PB.

Corporate Office:
591 Redwood Highway, Suite 3100
Mill Valley, California 94941
(415) 389-7373

Direct Stock Purchase Program

Redwood Trust offers both new investors and existing shareholders an economical and convenient way to purchase our common stock. Through our Direct Stock Purchase Plan, you can purchase shares directly from us at a price per share representing a 2% discount to the market price, without incurring fees or paying commissions. Once you are a shareholder, in addition to investing new funds through this program, you can also automatically reinvest your Redwood Trust dividends to acquire additional common stock at a 2% discount.

To participate in this plan, please call our Investor Relations Department at (415) 389-7373 or our Plan Administrator at (888) 877-2882. You can also get information at our web site at www.redwoodtrust.com.

Annual Report on Form 10-K

Redwood Trust, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2001 accompanies and forms a part of this Annual Report.

REDWOOD TRUST

591 Redwood Highway, Suite 3100
Mill Valley, California 94941
(415) 389-7373 phone
(415) 381-1773 fax
www.redwoodtrust.com